As filed with the Securities and Exchange Commission.

                                                     '33 Act File No. 333-104339
                                                                '40 Act File No.


================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM N-4

                   REGISTRATION STATEMENT UNDER THE SECURITIES
                                   ACT OF 1933

                        PRE-EFFECTIVE AMENDMENT NO. 1                        [X]


                                       and

                        REGISTRATION STATEMENT UNDER THE

                       INVESTMENT COMPANY ACT OF 1940                        [ ]


                         NATIONWIDE VARIABLE ACCOUNT-14

                           (Exact Name of Registrant)

                        NATIONWIDE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                   ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43215
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (614) 249-7111

    PATRICIA R. HATLER, SECRETARY, ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43215
                     (Name and Address of Agent for Service)



Approximate date of proposed public offering: Upon the effective date of this Registration Statement. July 1, 2003 requested.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




================================================================================

                         NATIONWIDE VARIABLE ACCOUNT-14

                     REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 ITEM                                                                                                                   CAPTION
PART A     INFORMATION REQUIRED IN A PROSPECTUS
Item 1.    Cover Page...................................................................................................Cover Page
Item 2.    Definitions...................................................................................Glossary of Special Terms
Item 3.    Synopsis or Highlights........................................................................Synopsis of the Contracts
Item 4.    Condensed Financial Information.....................................................................................N/A
Item 5.    General Description of Registrant, Depositor, and Portfolio
                Companies ............................................Nationwide Life Insurance Company; Investing in the Contract
Item 6.    Deductions and Expenses..........................................................................Charges and Deductions
Item 7.    General Description of Variable
           Annuity Contracts.........................................................Contract Ownership; Operation of the Contract
Item 8.    Annuity Period.................................................................................Annuitizing the Contract
Item 9.    Death Benefit and Distributions..........................................................................Death Benefits
Item 10.   Purchases and Contract Value..................................................................Operation of the Contract
Item 11.   Redemptions......................................................................................Surrender (Redemption)
Item 12.   Taxes  ......................................................................................Federal Tax Considerations
Item 13.   Legal Proceedings.....................................................................................Legal Proceedings
Item 14.   Table of Contents of the Statement of Additional
                Information...........................................Table of Contents of the Statement of Additional Information

PART B     INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION
Item 15.   Cover Page...................................................................................................Cover Page
Item 16.   Table of Contents.....................................................................................Table of Contents
Item 17.   General Information and History.........................................................General Information and History
Item 18.   Services.......................................................................................................Services
Item 19.   Purchase of Securities Being Offered...............................................Purchase of Securities Being Offered
Item 20.   Underwriters...............................................................................................Underwriters
Item 21.   Calculation of Performance Information......................................................Calculations of Performance
Item 22.   Annuity Payments.......................................................................................Annuity Payments
Item 23.   Financial Statements...............................................................................Financial Statements

PART C     OTHER INFORMATION
Item 24.   Financial Statements and Exhibits...............................................................................Item 24
Item 25.   Directors and Officers of the Depositor.........................................................................Item 25
Item 26.   Persons Controlled by or Under Common Control with
                the Depositor or Registrant................................................................................Item 26
Item 27.   Number of Contract Owners.......................................................................................Item 27
Item 28.   Indemnification.................................................................................................Item 28
Item 29.   Principal Underwriter...........................................................................................Item 29
Item 30.   Location of Accounts and Records................................................................................Item 30
Item 31.   Management Services.............................................................................................Item 31
Item 32.   Undertakings....................................................................................................Item 32

                        NATIONWIDE LIFE INSURANCE COMPANY

          Flexible Purchase Payment Deferred Variable Annuity Contracts


  Issued by Nationwide Life Insurance Company through its Nationwide Variable
                                   Account-14

                  The date of this prospectus is July 1, 2003.



--------------------------------------------------------------------------------

Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful in meeting long-term savings and retirement needs. There are costs and charges associated with these benefits and advantages - costs and charges that are different, or do not exist at all, within other investment products. With help from financial consultants and advisers, investors are encouraged to compare and contrast the costs and benefits of the variable annuity described in this prospectus against those of other investment products, especially other variable annuity and variable life insurance products offered by Nationwide and its affiliates. Nationwide offers a wide array of such products, many with different charges, benefit features and underlying investment options. This process of comparison and analysis should aid in determining whether the purchase of the contract described in this prospectus is consistent with your investment objectives, risk tolerance, investment time horizon, marital status, tax situation and other personal characteristics and needs. Not all benefits, programs, features and investment options described in this prospectus are available or approved for use in every state.


THIS PROSPECTUS CONTAINS BASIC INFORMATION YOU SHOULD UNDERSTAND ABOUT THE CONTRACTS BEFORE INVESTING - THE ANNUITY CONTRACT IS THE LEGALLY BINDING INSTRUMENT GOVERNING THE RELATIONSHIP BETWEEN YOU AND NATIONWIDE SHOULD YOU CHOOSE TO INVEST. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The Statement of Additional Information (dated July 1, 2003) which contains additional information about the contracts and the variable account, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The table of contents for the Statement of Additional Information is on page 23. The Statement of Additional Information and other material incorporated by reference can be found on the SEC website at:

                                   WWW.SEC.GOV


The following is a list of the underlying mutual funds available under the contract. The particular underlying mutual funds available under the contract may change from time to time. Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment. New underlying mutual funds or new share classes of currently available underlying mutual funds may be added. Contract owners will receive notice of any such changes that affect their contract. Additionally, not all of the underlying mutual funds listed below are available in every state.

AIM VARIABLE INSURANCE FUNDS, INC.
o    AIM V.I. Basic Value Fund: Series I Shares
o    AIM V.I. Capital Development Fund: Series I Shares

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
o    AllianceBernstein Growth and Income Portfolio: Class A

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
o    American Century VP International Fund: Class I
o    American Century VP Ultra Fund: Class I
o    American Century VP Value Fund: Class I

BARON CAPITAL FUNDS TRUST
o    Baron Capital Asset Fund: Insurance Shares

CALVERT VARIABLE SERIES, INC.
o    CVS Social Equity Portfolio

DREYFUS
o    Dreyfus Investment Portfolio - Mid Cap Stock Portfolio: Initial Shares
o    Dreyfus Investment Portfolio - Small Cap Stock Index Portfolio: Service
     Shares
o    Dreyfus Stock Index Fund, Inc.: Initial Shares
o    Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial Shares
o    Dreyfus Variable Investment Fund - International Value Portfolio: Initial
     Shares

FEDERATED INSURANCE SERIES
o    Federated Quality Bond Fund II: Primary Shares

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
o    VIP Equity-Income Portfolio: Service Class
o    VIP Growth Portfolio: Service Class
o    VIP Overseas Portfolio: Service Class

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
o    VIP II Contrafund(R) Portfolio: Service Class

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
o    Templeton Foreign Securities Fund: Class 2

GARTMORE VARIABLE INSURANCE TRUST ("GVIT")
o    Dreyfus GVIT Mid Cap Index Fund: Class I
o    Federated GVIT High Income Bond Fund: Class I*
o    Gartmore GVIT Emerging Markets Fund: Class I
o    Gartmore GVIT Global Financial Services Fund: Class I
o    Gartmore GVIT Global Health Sciences Fund:
     Class I
o    Gartmore GVIT Global Technology and Communications Fund: Class I
o    Gartmore GVIT Global Utilities Fund: Class I
o    Gartmore GVIT Government Bond Fund: Class I
o    Gartmore GVIT Investor Destinations Funds
     >>   Gartmore GVIT Investor Destinations Conservative Fund
     >>   Gartmore GVIT Investor Destinations Moderately Conservative Fund
     >>   Gartmore GVIT Investor Destinations Moderate Fund
     >>   Gartmore GVIT Investor Destinations Moderately Aggressive Fund
     >>   Gartmore GVIT Investor Destinations Aggressive Fund
o    Gartmore GVIT Money Market Fund: Class V
o    Gartmore GVIT Nationwide(R)Fund: Class I
o    GVIT Small Cap Growth Fund: Class I
o    GVIT Small Cap Value Fund: Class I
o    GVIT Small Company Fund: Class I
o    Van Kampen GVIT Multi Sector Bond Fund: Class I*

GOLDMAN SACHS VARIABLE INSURANCE TRUST
o    Goldman Sachs VIT Mid Cap Value Fund

JANUS ASPEN SERIES
o    Balanced Portfolio: Service Shares
o    Capital Appreciation Portfolio: Service Shares
o    International Growth Portfolio: Service Shares

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
o    AMT Fasciano Portfolio: Class S
o    AMT Mid-Cap Growth Portfolio: Class I

ONE GROUP(R) INVESTMENT TRUST
o    One Group Investment Trust Mid Cap Growth Portfolio
o    One Group Investment Trust Mid Cap Value Portfolio

OPPENHEIMER VARIABLE ACCOUNT FUNDS
o    Oppenheimer Capital Appreciation Fund/VA: Initial Class
o    Oppenheimer Global Securities Fund/VA: Initial Class
o    Oppenheimer Main Street(R) Fund/VA: Initial Class

PIMCO VARIABLE INSURANCE TRUST
o    PIMCO VIT Low Duration Portfolio: Administrative Class
o    PIMCO VIT Real Return Portfolio: Administrative Class
o    PIMCO VIT Total Return Portfolio: Administrative Class

PIONEER VARIABLE CONTRACTS TRUST
o    Pioneer High Yield VCT Portfolio: Class 1

ROYCE CAPITAL FUND
o    Royce Micro-Cap Portfolio

T. ROWE PRICE EQUITY SERIES, INC.
o    T. Rowe Price Equity Income Portfolio: Class II
o    T. Rowe Price Mid-Cap Growth Portfolio: Class II

VAN KAMPEN
   THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
o    Emerging Markets Debt Portfolio: Class I
o    U.S. Real Estate Portfolio: Class I

*These underlying mutual funds invest in lower quality debt securities commonly referred to as junk bonds

For general information or to obtain FREE copies of the:

o    Statement of Additional Information;
o prospectus, annual report or semi-annual report for any underlying mutual fund;
o    required Nationwide forms; or
o    Nationwide's privacy statement,

call:         1-800-848-6331
        TDD   1-800-238-3035

or write:
       NATIONWIDE LIFE INSURANCE COMPANY
       ONE NATIONWIDE PLAZA, RR1-04-F4
       COLUMBUS, OHIO 43215

THIS ANNUITY:
o    IS NOT A BANK DEPOSIT
o    IS NOT FDIC INSURED
o    IS NOT INSURED OR ENDORSED BY A BANK OR ANY FEDERAL GOVERNMENT AGENCY
o    IS NOT AVAILABLE IN EVERY STATE
o    MAY GO DOWN IN VALUE

Investors assume certain risks when investing in the contracts, including the possibility of losing money.

These contracts are offered to customers of various financial institutions and brokerage firms. No financial institution or brokerage firm is responsible for the guarantees under the contracts. Guarantees under the contracts are the sole responsibility of Nationwide.

In the future, additional underlying mutual funds managed by certain financial institutions, brokerage firms or their affiliates may be added to the variable account. These additional underlying mutual funds may be offered exclusively to purchasing customers of the particular financial institution or brokerage firm, or through other exclusive distribution arrangements.

If Nationwide discovers that the risk it intended to assume in issuing the contract has been altered by any of the following, then Nationwide reserves the right to take any action it deems necessary to mitigate or eliminate the altered risk including, but not limited to, rescinding the contract and returning the contract value:

o Information provided by the contract owner(s) is materially false, misleading, incomplete or otherwise deficient;

o The contract is being used with other contracts issued by Nationwide to cover a single life;

o When a series of Nationwide contracts with different annuitants have the same unitary control or ownership;

o    The contract is being used by an institutional investor.

Failure by Nationwide to detect, mitigate or eliminate such altered risk(s) does not act as a waiver of Nationwide's rights and does not stop Nationwide from asserting its rights at any future date.

GLOSSARY OF SPECIAL TERMS


ACCUMULATION UNIT- An accounting unit of measure used to calculate the contract value allocated to the variable account before the annuitization date.

ANNUITIZATION DATE- The date on which annuity payments begin.

ANNUITY COMMENCEMENT DATE- The date on which annuity payments are scheduled to begin. This date may be changed by the contract owner with Nationwide's consent.

ANNUITY UNIT- An accounting unit of measure used to calculate the variable annuity payments.

CONTRACT VALUE- The total value of all accumulation units in a contract.

CONTRACT YEAR- Each year the contract is in force beginning with the date the contract is issued.

ERISA- The Employee Retirement Income Security Act of 1974, as amended.

GENERAL ACCOUNT- All assets of Nationwide other than those of the variable account or in other separate accounts that have been or may be established by Nationwide.

NATIONWIDE- Nationwide Life Insurance Company.

NET ASSET VALUE - The value of one share of an underlying mutual fund at the end of a market day or at the close of the New York Stock Exchange.

NON-QUALIFIED CONTRACT- A contract which does not qualify for favorable tax treatment as a Qualified Plan, Individual Retirement Annuity, Roth IRA, SEP IRA, Simple IRA, or Tax Sheltered Annuity.

SUB-ACCOUNTS- Divisions of the variable account to which underlying mutual fund shares are allocated and for which accumulation units and annuity units are separately maintained - each sub-account corresponds to a single underlying mutual fund.

VALUATION PERIOD- Each day the New York Stock Exchange is open for business.


VARIABLE ACCOUNT- Nationwide Variable Account-14, a separate account of Nationwide that contains variable account allocations. The variable account is divided into sub-accounts, each of which invests in shares of a separate underlying mutual fund.

TABLE OF CONTENTS


GLOSSARY OF SPECIAL TERMS...................................

CONTRACT EXPENSES...........................................

UNDERLYING MUTUAL FUND ANNUAL EXPENSES......................

EXAMPLE.....................................................

SYNOPSIS OF THE CONTRACTS...................................

FINANCIAL STATEMENTS........................................

NATIONWIDE LIFE INSURANCE COMPANY...........................

NATIONWIDE INVESTMENT SERVICES CORPORATION..................

TYPES OF CONTRACTS..........................................

INVESTING IN THE CONTRACT...................................
     The Variable Account and Underlying Mutual Funds


STANDARD CHARGES AND DEDUCTIONS.............................
     Variable Account Charge
     Contract Maintenance Charge
     Premium Taxes


CONTRACT OWNERSHIP..........................................
     Joint Ownership
     Contingent Ownership
     Annuitant
     Beneficiary and Contingent Beneficiary

OPERATION OF THE CONTRACT...................................
     Minimum Initial and Subsequent Purchase Payments
     Pricing
     Allocation of Purchase Payments
     Determining the Contract Value
     Transfers Prior to Annuitization
     Transfers After Annuitization
     Transfer Requests

RIGHT TO EXAMINE............................................

SURRENDER (REDEMPTION)......................................
     Partial Surrenders (Partial Redemptions)
     Full Surrenders (Full Redemptions)

ASSIGNMENT..................................................

CONTRACT OWNER SERVICES.....................................
     Asset Rebalancing
     Dollar Cost Averaging
     Systematic Withdrawals

ANNUITY COMMENCEMENT DATE...................................

ANNUITIZING THE CONTRACT....................................
     Annuitization Date
     Annuitization
     Fixed Payment Annuity
     Variable Payment Annuity
     Frequency and Amount of Annuity Payments
     Annuity Payment Options

DEATH BENEFITS..............................................
     Death of Contract Owner
     Death of Annuitant
     Death of Contract Owner/Annuitant
     Death Benefit Payment

REQUIRED DISTRIBUTIONS......................................
     General Information
     Required Distributions for Non-Qualified Contracts

FEDERAL TAX CONSIDERATIONS..................................
     Federal Income Taxes
     Withholding
     Non-Resident Aliens
     Federal Estate, Gift, and Generation Skipping Transfer
        Taxes
     Charge for Tax
     Diversification
     Tax Changes

STATEMENTS AND REPORTS......................................

LEGAL PROCEEDINGS...........................................

ADVERTISING ................................................

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION....

APPENDIX A: UNDERLYING MUTUAL FUNDS.........................

CONTRACT EXPENSES

The following tables describe the fees and expenses that a contract owner will pay when buying, owning, or surrendering the contract. State premium taxes may also be deducted.


The first table describes the fees and expenses that a contract owner will pay periodically during the life of the contract (not including underlying mutual fund fees and expenses).

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                                                      RECURRING CONTRACT EXPENSES
---------------------------------------------------------------------------------------------------------------------------- -------

MAXIMUM ANNUAL CONTRACT MAINTENANCE CHARGE...............................................................................    $30 1
---------------------------------------------------------------------------------------------------------------------------- -------

VARIABLE ACCOUNT ANNUAL EXPENSES (annualized rate of total variable account charges as a percentage of the daily net assets)2

     VARIABLE ACCOUNT CHARGE.............................................................................................    0.95%
---------------------------------------------------------------------------------------------------------------------------- -------

UNDERLYING MUTUAL FUND ANNUAL EXPENSES

The next table shows the minimum and maximum total operating expenses charged by the underlying mutual funds periodically during the life of the contract. More detail concerning each underlying mutual fund's fees and expenses is contained in the prospectus for each underlying mutual fund.


--------------------------------------------------------------------------------- ---------------------- ----------------------
Total Annual Underlying Mutual Fund Operating Expenses                                   Minimum                Maximum
--------------------------------------------------------------------------------- ---------------------- ----------------------
(expenses that are deducted from underlying mutual fund assets, including                 0.27%                  1.90%
management fees, distribution (12b-1) fees, and other expenses)
--------------------------------------------------------------------------------- ---------------------- ----------------------



-------------


1 The Contract Maintenance Charge is deducted proportionally from each sub-account on an annual basis from all contracts containing less than $50,000 on each contract anniversary. This charge is permanently waived for any contract valued at $50,000 or more on any contract anniversary.


2 These charges apply only to sub-account allocations. They are charged on a daily basis at the annualized rate noted above.

EXAMPLE

This Example is intended to help contract owners compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract fees, variable account annual expenses, and underlying mutual fund fees and expenses.

The Example assumes:


o    a $10,000 investment in the contract for the time periods indicated;

o    a 5% return each year;

o a $30 Contract Maintenance Charge expressed as a percentage of the average account size;

o the maximum and the minimum fees and expenses of any of the underlying mutual funds; and

o    the total variable account charges associated with the contract (0.95%).



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                                     If you surrender your contract          If you do not          If you annuitize your contract
                                      at the end of the applicable             surrender             at the end of the applicable
                                               time period                   your contract                    time period
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                                      1 Yr.  3 Yrs.  5 Yrs. 10 Yrs.  1 Yr.  3 Yrs. 5 Yrs.  10 Yrs.  1 Yr. 3 Yrs.  5 Yrs.   10 Yrs.
------------------------------------------------------------------------------------------------------------------------------------
Maximum Total Underlying Mutual
Fund Operating Expenses (1.90%)        331    1009    1711    3571    331    1009   1711     3571     *    1009    1711     3571
------------------------------------------------------------------------------------------------------------------------------------
Minimum Total Underlying Mutual
Fund Operating Expenses (0.27%)        160     495    854     1864    160    495     854     1864     *     495     854     1864
------------------------------------------------------------------------------------------------------------------------------------

*The contracts sold under this prospectus do not permit annuitization during the first two contract years.

SYNOPSIS OF THE CONTRACTS

The contracts described in this prospectus are flexible purchase payment deferred variable annuity contracts. The contracts are issued only as individual, Non-Qualified contracts. For more detailed information, please see "Types of Contracts" later in the prospectus.

MINIMUM INITIAL AND SUBSEQUENT PURCHASE PAYMENTS


The minimum initial purchase payment is $5,000. A contract owner can meet the minimum initial purchase payment requirement by making purchase payments equal to the required minimum over the course of the first contract year. Each purchase payment applied toward meeting the minimum purchase payment requirement must be at least $200. Nationwide reserves the right to rescind the contract if the minimum initial purchase payment of $5,000 is not met in the first contract year. Nationwide will refund the contract value, including deduction of any contract charges, unless otherwise required by state law.

Minimum subsequent purchase payments must be at least $200. For subsequent purchase payments sent via automatic deposit, the minimum subsequent purchase payment is $50.


PURPOSE OF THE CONTRACT

The annuity described in this prospectus is intended to provide benefits to a single individual and his/her beneficiaries. It is not intended to be used:

o    by institutional investors;

o    in connection with other Nationwide contracts that have the same annuitant;
     or

o in connection with other Nationwide contracts that have different annuitants, but the same contract owner.

By providing these annuity benefits, Nationwide assumes certain risks. If Nationwide determines that the risks it intended to assume in issuing the contract have been altered by misusing the contract as described above, Nationwide reserves the right to take any action it deems necessary to reduce or eliminate the altered risk, including, but not limited to, rescinding the contract and returning the contract value. Nationwide also reserves the right to take any action it deems necessary to reduce or eliminate altered risk resulting from materially false, misleading, incomplete or otherwise deficient information provided by the contract owner.


CHARGES AND EXPENSES

Variable Account Charge


Nationwide deducts a Variable Account Charge equal to an annualized rate of 0.95% of the daily net assets of the variable account. Nationwide assesses this charge in return for bearing the costs associated with the day to day business of issuing, distributing and maintaining variable annuity contracts.

Contract Maintenance Charge

A $30 Contract Maintenance Charge is assessed on each contract anniversary and upon full surrender of the contract. If, on any contract anniversary (and on the date of a full surrender), the contract value is $50,000 or more, Nationwide will waive the Contract Maintenance Charge from that point forward.


ANNUITY PAYMENTS

Annuity payments begin on the annuitization date. Annuity payments will be based on the annuity payment option elected prior to annuitization (see "Annuity Payment Options").

TAXATION

How a contract is taxed depends on the type of contract issued and the purpose for which the contract is purchased. Nationwide will charge against the contract any premium taxes levied by any governmental authority (see "Federal Tax Considerations" and "Premium Taxes").

TEN DAY FREE LOOK

Contract owners may return the contract for any reason within ten days of receipt and Nationwide will refund the contract value or other amount required by law (see "Right to Examine").

FINANCIAL STATEMENTS

Financial statements for Nationwide are located in the Statement of Additional Information. A current Statement of Additional Information may be obtained, without charge, by contacting Nationwide's home office at the telephone number listed on page 2 of this prospectus.

NATIONWIDE LIFE INSURANCE COMPANY

Nationwide is a stock life insurance company organized under Ohio law in March, 1929 with its home office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia and Puerto Rico.


Nationwide is a member of the Nationwide group of companies. Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company (the "Companies") are the ultimate controlling persons of the Nationwide group of companies. The companies were organized under Ohio law in December 1925 and 1933 respectively. The Companies engage in a general insurance and reinsurance business, except life insurance.


NATIONWIDE INVESTMENT SERVICES CORPORATION

The contracts are distributed by the general distributor, Nationwide Investment Services Corporation ("NISC"), One Nationwide Plaza, Columbus, Ohio 43215. (For contracts issued in the State of Michigan, all references to NISC shall mean Nationwide Investment Svcs. Corporation.) NISC is a wholly owned subsidiary of Nationwide.

TYPES OF CONTRACTS

The contracts described in this prospectus are individual, non-qualified annuity contracts. They are classified according to the tax treatment to which they are subject under the Internal Revenue Code.

A Non-Qualified Contract is a contract that does not qualify for certain tax benefits under the Internal Revenue Code, and which is not an IRA, a Roth IRA, a SEP IRA, or a Tax Sheltered Annuity.

Upon the death of the owner of a Non-Qualified Contract, mandatory distribution requirements are imposed to ensure distribution of the entire balance in the contract within a required period.

Non-Qualified Contracts that are owned by natural persons allow for deferral of taxation on the income earned in the contract until it is distributed or deemed to be distributed.

INVESTING IN THE CONTRACT

THE VARIABLE ACCOUNT AND UNDERLYING MUTUAL FUNDS

Nationwide Variable Account-14 is a variable account that invests in the underlying mutual funds listed in Appendix A. Nationwide established the variable account on August 8, 2002 pursuant to Ohio law. Although the variable account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the variable account.

Income, gains, and losses credited to, or charged against, the variable account reflect the variable account's own investment experience and not the investment experience of Nationwide's other assets. The variable account's assets are held separately from Nationwide's assets and are not chargeable with liabilities incurred in any other business of Nationwide. Nationwide is obligated to pay all amounts promised to contract owners under the contracts.

The variable account is divided into sub-accounts, each corresponding to a single underlying mutual fund. Nationwide uses the assets of each sub-account to buy shares of the underlying mutual funds based on contract owner instructions.

Each underlying mutual fund's prospectus contains more detailed information about that fund. Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the variable account are NOT publicly traded mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives. However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund. Contract owners should not compare the performance of a publicly traded fund with the performance of the underlying mutual funds participating in the variable account. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

Voting Rights

Contract owners who have allocated assets to the underlying mutual funds are entitled to certain voting rights. Nationwide will vote contract owner shares at special shareholder meetings based on contract owner instructions. However, if the law changes and Nationwide is allowed to vote in its own right, it may elect to do so.

Contract owners with voting interests in an underlying mutual fund will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting. Notification will contain proxy materials and a form with which to give Nationwide voting instructions. Nationwide will vote shares for which no instructions are received in the same proportion as those that are received.

The number of shares which a contract owner may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of that underlying mutual fund. Nationwide will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide. Nationwide does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the contract owners and those of other companies. If a material conflict occurs, Nationwide will take whatever steps are necessary to protect contract owners and variable annuity payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

Nationwide may substitute, eliminate or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

1) shares of a current underlying mutual fund are no longer available for investment; or

2)   further investment in an underlying mutual fund is inappropriate.

No substitution, elimination, or combination of shares may take place without the prior approval of the SEC.

STANDARD CHARGES AND DEDUCTIONS


VARIABLE ACCOUNT CHARGE

Nationwide deducts a Variable Account Charge from the variable account. This amount is computed on a daily basis and is equal to an annualized rate of 0.95% of the daily net assets of the variable account. This fee compensates Nationwide for expenses of distributing and issuing annuity contracts, including:

o    mortality and expense risks;

o    acquisition and administration expenses; and

o    compensation to selling agents.

If the Variable Account Charge is insufficient to cover actual expenses, the loss is borne by Nationwide.

Nationwide may generate a profit from this charge.


CONTRACT MAINTENANCE CHARGE

Nationwide deducts a Contract Maintenance Charge of $30 on each contract anniversary that occurs before annuitization and upon full surrender of the contract. This charge reimburses Nationwide for administrative expenses involved in issuing and maintaining the contract.

If, on any contract anniversary (or on the date of a full surrender), the contract value is $50,000 or more, Nationwide will waive the Contract Maintenance Charge from that point forward.

The deduction of the Contract Maintenance Charge will be taken proportionately from each sub-account based on the value in each option as compared to the total contract value.

Nationwide will not increase the Contract Maintenance Charge. Nationwide will not reduce or eliminate the Contract Maintenance Charge where it would be discriminatory or unlawful.

PREMIUM TAXES

Nationwide will charge against the contract value any premium taxes levied by a state or other government entity. Premium tax rates currently range from 0% to 5.0%. This range is subject to change. The method used to assess premium tax will be determined by Nationwide at its sole discretion in compliance with state law.

If applicable, Nationwide will deduct premium taxes from the contract either at:

1)   the time the contract is surrendered;

2)   annuitization; or

3) such earlier date as Nationwide becomes subject to premium taxes. Premium taxes may be deducted from death benefit proceeds.

CONTRACT OWNERSHIP


The contract owner has all the rights under the contract. Purchasers who name someone other than themselves as the contract owner will have no rights under the contract.


Contract owners may name a new contract owner at any time before the annuitization date. Any change of contract owner automatically revokes any prior contract owner designation. Changes in contract ownership may result in federal income taxation and may be subject to state and federal gift taxes.

A change in contract ownership must be submitted in writing and recorded at Nationwide's home office. Any request to change the contract owner may require a signature guarantee and must be signed by the contract owner and the person designated as the new contract owner.

The contract owner may also request a change in the joint owner, contingent owner, annuitant, beneficiary, or contingent beneficiary before the annuitization date. These changes must be:

o    on a Nationwide form;

o    signed by the contract owner; and

o    received at Nationwide's home office before the annuitization date.

Once recorded, the change will be effective as of the date signed, whether or not the contract owner or annuitant are living at the time of record. However, the change will not affect any payments made or actions taken by Nationwide before it was recorded.

Nationwide may reject changes to the parties named in the contract if the risk originally assumed by Nationwide in issuing the contract is materially altered. The risk originally assumed by Nationwide may have been materially altered if: information provided by the contract owner is materially false, misleading or incomplete; if the result of the change is to transfer rights or benefits to an institutional investor; the change results in the same owner attempting to use a series of Nationwide contracts and name different annuitants; or when the change results in the contract being used along with other Nationwide contracts to cover a single life. Should Nationwide discover that the changes are being used for such purposes, Nationwide may rescind the contract and return the contract value.


Nationwide must review and approve any change requests. In addition, any change to the annuitant is subject to underwriting by Nationwide. If the contract owner is not a natural person (e.g. a trust or corporation) and there is a change of the annuitant, distributions will be made as if the contract owner died at the time of the change.


JOINT OWNERSHIP

Joint owners each own an undivided interest in the contract.

Contract owners can name a joint owner at any time before annuitization subject to the following conditions:

o joint owners must be spouses at the time joint ownership is requested, unless state law requires Nationwide to allow non-spousal joint owners;

o the exercise of any ownership right in the contract will generally require a written request signed by both joint owners;

o Nationwide will not be liable for any loss, liability, cost, or expense for acting in accordance with the instructions of either joint owner; and

o an election in writing signed by both contract owners must be made to authorize Nationwide to allow the exercise of ownership rights independently by either joint owner.

CONTINGENT OWNERSHIP

The contingent owner is entitled to certain benefits under the contract, if a contract owner who is NOT the annuitant dies before the annuitization date, and there is no surviving joint owner.

The contract owner may name or change a contingent owner at any time before the annuitization date. To change the contingent owner, a written request must be submitted to Nationwide. Once Nationwide has recorded the change, it will be effective as of the date it was signed, whether or not the contract owner was living at the time it was recorded. The change will not affect any action taken by Nationwide before the change was recorded.

ANNUITANT

The annuitant is the person who will receive annuity payments and upon whose continuation of life any annuity payment involving life contingencies depends. This person must be age 85 or younger at the time of contract issuance, unless Nationwide approves a request for an annuitant of greater age. The annuitant may be changed before the annuitization date with Nationwide's consent.

BENEFICIARY AND CONTINGENT BENEFICIARY

The beneficiary is the person who is entitled to the death benefit if the annuitant dies before the annuitization date and there is no joint owner. The contract owner can name more than one beneficiary. Multiple beneficiaries will share the death benefit equally, unless otherwise specified.

The contract owner may change the beneficiary or contingent beneficiary during the annuitant's lifetime by submitting a written request to Nationwide. Once recorded, the change will be effective as of the date it was signed, whether or not the annuitant was living at the time it was recorded. The change will not affect any action taken by Nationwide before the change was recorded.
OPERATION OF THE CONTRACT

MINIMUM INITIAL AND SUBSEQUENT PURCHASE PAYMENTS


The minimum initial purchase payment is $5,000. A contract owner can meet the minimum initial purchase payment requirement by making purchase payments equal to the required minimum over the course of the first contract year. Each purchase payment applied toward meeting the minimum purchase payment requirement must be at least $200. Nationwide reserves the right to rescind the contract if the minimum initial purchase payment of $5,000 is not met in the first contract year. Nationwide will refund the contract value, including deduction of any contract charges, unless otherwise required by state law.

Minimum subsequent purchase payments must be at least $200. For subsequent purchase payments sent via automatic deposit, the minimum subsequent purchase payment is $50.


PRICING

Initial purchase payments allocated to sub-accounts will be priced at the accumulation unit value determined no later than 2 business days after receipt of an order to purchase if the application and all necessary information are complete. If the application is not complete, Nationwide may retain a purchase payment for up to 5 business days while attempting to complete it. If the application is not completed within 5 business days, the prospective purchaser will be informed of the reason for the delay. The purchase payment will be returned unless the prospective purchaser specifically allows Nationwide to hold the purchase payment until the application is completed.

Subsequent purchase payments will be priced based on the next available accumulation unit value after the payment is received.

Purchase payments will not be priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

o        New Year's Day                o        Independence Day
o        Martin Luther King, Jr. Day   o        Labor Day
o        Presidents' Day               o        Thanksgiving
o        Good Friday                   o        Christmas
o        Memorial Day

Nationwide also will not price purchase payments if:

1)   trading on the New York Stock Exchange is restricted;

2) an emergency exists making disposal or valuation of securities held in the variable account impracticable; or

3) the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist. If Nationwide is closed on days when the New York Stock Exchange is open, contract value may be affected since the contract owner will not have access to their account.

ALLOCATION OF PURCHASE PAYMENTS


Nationwide allocates purchase payments to sub-accounts as instructed by the contract owner. Shares of the underlying mutual funds allocated to the sub-accounts are purchased at net asset value, then converted into accumulation units. Contract owners can change allocations or request exchanges among the sub-accounts. However, no change may be made that would result in an amount less than 1% of the purchase payment being allocated to any sub-account. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the contract.


DETERMINING THE CONTRACT VALUE


The contract value is the sum of the value of amounts allocated to the sub-accounts of the variable account.


If part or all of the contract value is surrendered, or charges are assessed against the contract value, Nationwide will deduct a proportionate amount from each sub-account.

Determining Variable Account Value - Valuing an Accumulation Unit

Purchase payments or transfers allocated to the underlying mutual funds are accounted for in accumulation units. Accumulation unit values (for each sub-account) are determined by calculating the net investment factor for the underlying mutual fund for the current valuation period and multiplying that result with the accumulation unit values determined on the previous valuation period.

Nationwide uses the net investment factor as a way to calculate the investment performance of a sub-account from valuation period to valuation period. For each sub-account, the net investment factor shows the investment performance of the underlying mutual fund in which a particular sub-account invests, including the charges assessed against that sub-account for a valuation period.

The net investment factor is determined by dividing (a) by (b), and then subtracting (c) from the result, where:

a)   is the sum of:

     1) the net asset value of the underlying mutual fund as of the end of the current valuation period; and

     2) the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current valuation period); and

b) is the net asset value of the underlying mutual fund determined as of the end of the preceding valuation period; and


c) is a factor representing the daily variable account charges. The factor is equal to an annualized rate of 0.95% of the daily net assets of the variable account.



Net asset value is computed by adding the value of all of an underlying mutual fund's holdings and other assets, deducting liabilities and then dividing the result by the number of shares outstanding.


Based on the net investment factor, the value of an accumulation unit may increase or decrease. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the underlying mutual fund shares because of the deduction of variable account charges.
Though the number of accumulation units will not change as a result of investment experience, the value of an accumulation unit may increase or decrease from valuation period to valuation period.

TRANSFERS PRIOR TO ANNUITIZATION

Transfers Among the Sub-Accounts


A contract owner may request to transfer allocations among the sub-accounts 20 times per calendar year without restriction. Any transfer made during asset rebalancing will count toward the 20 transaction limit. If, in any calendar year, a contract owner exceeds the 20 transaction limit, the contract owner will be required to submit any additional transfer requests via U.S. Mail. Nationwide will reset the transfer limit each January 1st. The number of transfers permitted each year is not cumulative; transfers not used in a given calendar year may not be carried over into subsequent calendar years.


TRANSFERS AFTER ANNUITIZATION

After annuitization, transfers may only be made on the anniversary of the annuitization date.

TRANSFER REQUESTS

Nationwide will accept transfer requests in writing, over the telephone, or via the internet. Nationwide will use reasonable procedures to confirm that instructions received are genuine and will not be liable for following instructions that it reasonably determined to be genuine. Nationwide may withdraw the telephone and/or internet exchange privilege upon 30 days written notice to contract owners.

Amounts transferred to the variable account will receive the accumulation unit value next determined after the transfer request is received.

RIGHT TO EXAMINE

Contract owners have a ten day "free look" to examine the contract. The contract may be returned to Nationwide's home office for any reason within ten days of receipt and Nationwide will refund the contract value or another amount required by law. The refunded contract value will reflect the deduction of any contract charges, unless otherwise required by law. State and/or federal law may provide additional free look privileges.

Liability of the variable account under this provision is limited to the contract value in each sub-account on the date of revocation. Any additional amounts refunded to the contract owner will be paid by Nationwide.

SURRENDER (REDEMPTION)

Contract owners may surrender some or all of their contract value before the earlier of the annuitization date or the annuitant's death. Surrender requests must be in writing and Nationwide may require additional information. When taking a full surrender, the contract must accompany the written request. Nationwide may require a signature guarantee.

Nationwide will pay any amounts surrendered from the sub-accounts within 7 days. However, Nationwide may suspend or postpone payment when it is unable to price a purchase payment or transfer.

PARTIAL SURRENDERS (PARTIAL REDEMPTIONS)

If a contract owner requests a partial surrender, Nationwide will surrender accumulation units from the sub-accounts. The amount withdrawn from each investment option will be in proportion to the value in each option at the time of the surrender request.

FULL SURRENDERS (FULL REDEMPTIONS)


The contract value upon full surrender may be more or less than the total of all purchase payments made to the contract. The contract value will reflect:

o    variable account charges;

o a $30 Contract Maintenance Charge (if the contract value is equal to or greater than $50,000, the Contract Maintenance Charge will be waived);

o    underlying mutual fund charges; and

o    the investment performance of the underlying mutual funds.


ASSIGNMENT

Contract rights are personal to the contract owner and may not be assigned without Nationwide's written consent.


A contract owner may assign some or all rights under the contract. An assignment must occur before annuitization while the annuitant is alive. Assignments are not recognized by Nationwide until received and recorded by our home office. Nationwide may reject or not recognize assignments designed to alter the character of the risk Nationwide originally assumed in issuing the contract. Once proper notice of assignment is recorded, the assignment will become effective.


Nationwide is not responsible for the validity or tax consequences of any assignment. Nationwide is not liable for any payment or settlement made before the assignment is recorded. Assignments will not be recorded until Nationwide receives sufficient direction from the contract owner and the assignee regarding the proper allocation of contract rights.

Amounts pledged or assigned will be treated as distributions and will be included in gross income to the extent that the cash value exceeds the investment in the contract for the taxable year in which it was pledged or assigned. Amounts assigned may be subject to a tax penalty equal to 10% of the amount included in gross income.

Assignment of the entire contract value may cause the portion of the contract value exceeding the total investment in the contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.

CONTRACT OWNER SERVICES

ASSET REBALANCING

Asset Rebalancing is the automatic reallocation of contract values to the sub-accounts on a predetermined percentage basis. Any transfer made during asset rebalancing will count toward the 20 transfers per calendar year limit. Requests for Asset Rebalancing must be on a Nationwide form.

Asset Rebalancing occurs every three months or on another frequency if permitted by Nationwide. If the last day of the three-month period falls on a Saturday, Sunday, recognized holiday, or any other day when the New York Stock Exchange is closed, Asset Rebalancing will occur on the next business day.

Contract owners should consult a financial adviser to discuss the use of Asset Rebalancing.

Nationwide reserves the right to stop establishing new Asset Rebalancing programs.

DOLLAR COST AVERAGING

Dollar Cost Averaging is a long-term transfer program that allows you to make regular, level investments over time. It involves the automatic transfer of a specified amount from certain sub-accounts into other sub-accounts. Nationwide does not guarantee that this program will result in profit or protect contract owners from loss.


Contract owners direct Nationwide to automatically transfer specified amounts from the GVIT - Gartmore GVIT Money Market Fund: Class V to any other underlying mutual fund. Transfers may occur monthly or on another frequency if permitted by Nationwide. Nationwide will process transfers until either the value in the originating investment option is exhausted, or the contract owner instructs Nationwide in writing to stop the transfers.


Nationwide reserves the right to stop establishing new Dollar Cost Averaging programs.

SYSTEMATIC WITHDRAWALS

Systematic Withdrawals allow contract owners to receive a specified amount (of at least $100) on a monthly, quarterly, semi-annual, or annual basis. Requests for Systematic Withdrawals and requests to discontinue Systematic Withdrawals must be in writing.

The withdrawals will be taken from the sub-accounts proportionately unless Nationwide is instructed otherwise.

Nationwide will withhold federal income taxes from Systematic Withdrawals unless otherwise instructed by the contract owner. The Internal Revenue Service may impose a 10% penalty tax if the contract owner is under age 59 1/2 unless the contract owner has made an irrevocable election of distributions of substantially equal payments.

Nationwide reserves the right to stop establishing new Systematic Withdrawal programs. Systematic Withdrawals are not available before the end of the ten-day free look period (see "Right to Examine").

ANNUITY COMMENCEMENT DATE

The annuity commencement date is the date on which annuity payments are scheduled to begin. The contract owner may change the annuity commencement date before annuitization. This change must be in writing and approved by Nationwide. The change will become effective as of the date signed, but will not apply to any payment made or action taken by Nationwide before it is recorded at Nationwide's home office.

ANNUITIZING THE CONTRACT

ANNUITIZATION DATE

The annuitization date is the date that annuity payments begin. It will be the first day of a calendar month unless otherwise agreed. The annuitization date must be at least 2 years after the contract is issued, but may not be later than either:

o    the age (or date) specified in your contract; or

o    the age (or date) specified by state law, where applicable.

The Internal Revenue Code may require that distributions be made prior to the annuitization dates specified above (see "Required Distributions").

ANNUITIZATION

Annuitization is the period during which annuity payments are received. It is irrevocable once payments have begun. Upon arrival of the annuitization date, the annuitant must choose:

1)   an annuity payment option; and

2) either a fixed payment annuity, variable payment annuity, or an available combination.

Nationwide guarantees that each payment under a fixed payment annuity will be the same throughout annuitization. Under a variable payment annuity, the amount of each payment will vary with the performance of the underlying mutual funds chosen by the contract owner. There are no partial or full surrenders permitted after annuitization (except regularly scheduled annuity payments) (see "Annuity Payment Options").


For contracts with total purchase payments in excess of $2,000,000, Nationwide will limit the amount that may be annuitized on any single life to $5,000,000. If the amount to be annuitized exceeds $5,000,000, Nationwide will allow additional individuals to be named as annuitants (for annuitization purposes only).

FIXED PAYMENT ANNUITY

A fixed payment annuity is an annuity where the amount of the annuity payments remains level.

The first payment under a fixed payment annuity is determined on the annuitization date based on the annuitant's age (in accordance with the contract) by:

1)   deducting applicable premium taxes from the total contract value; then

2) applying the contract value amount specified by the contract owner to the fixed payment annuity table for the annuity payment option elected.

Subsequent payments will remain level unless the annuity payment option elected provides otherwise. Nationwide does not credit discretionary interest during annuitization.

VARIABLE PAYMENT ANNUITY

A variable payment annuity is an annuity where the amount of the annuity payments will vary depending on the performance of the underlying mutual funds selected.

The first payment under a variable payment annuity is determined on the annuitization date based on the annuitant's age (in accordance with the contract) by:

1)   deducting applicable premium taxes from the total contract value; then

2) applying the contract value amount specified by the contract owner to the variable payment annuity table for the annuity payment option elected.

The dollar amount of the first payment is converted into a set number of annuity units that will represent each monthly payment. This is done by dividing the dollar amount of the first payment by the value of an annuity unit as of the annuitization date. This number of annuity units remains fixed during annuitization.

The second and subsequent payments are determined by multiplying the fixed number of annuity units by the annuity unit value for the valuation period in which the payment is due. The amount of the second and subsequent payments will vary with the performance of the selected underlying mutual funds. Nationwide guarantees that variations in mortality experience from assumptions used to calculate the first payment will not affect the dollar amount of the second and subsequent payments.

Value of an Annuity Unit

Annuity unit values for sub-accounts are determined by:

1) multiplying the annuity unit value for the immediately preceding valuation period by the net investment factor for the subsequent valuation period (see "Determining the Contract Value"); and then

2) multiplying the result from (1) by a factor to neutralize the assumed investment return factor.



Assumed Investment Rate

An assumed investment rate is the percentage rate of return assumed to determine the amount of the first payment under a variable payment annuity. Nationwide uses the assumed investment rate of 3.5% to calculate the first annuity payment and to calculate the investment performance of an underlying mutual fund in order to determine subsequent payments under a variable payment annuity. An assumed investment rate is the percentage rate of return required to maintain level variable annuity payments. Subsequent variable annuity payments may be more or less than the first payment based on whether actual investment performance of the underlying mutual funds is higher or lower than the assumed investment rate of 3.5%.



Exchanges Among Underlying Mutual Funds

Exchanges among underlying mutual funds during annuitization must be requested in writing. Exchanges will occur on each anniversary of the annuitization date.

FREQUENCY AND AMOUNT OF ANNUITY PAYMENTS

Payments are made based on the annuity payment option selected, unless:

o the amount to be distributed is less than $2,000, in which case Nationwide may make one lump sum payment of the contract value; or

o an annuity payment would be less than $20, in which case Nationwide can change the frequency of payments to intervals that will result in payments of at least $20. Payments will be made at least annually.

ANNUITY PAYMENT OPTIONS

The annuitant must elect an annuity payment option before the annuitization date. If the annuitant fails to elect an annuity payment option, Nationwide will assume a Single Life with a 20 Year Term Certain annuity payment option. Once elected, the annuity payment option may not be changed.

Not all of the annuity payment options may be available in all states. Additionally, the annuity payment options available may be limited based on the annuitant's age (and the joint annuitant's age, if applicable) or requirements under the Internal Revenue Code.

ANNUITY PAYMENT OPTIONS FOR CONTRACTS WITH TOTAL PURCHASE PAYMENTS LESS THAN OR EQUAL TO $2,000,000

If, at the annuitization date, the total of all purchase payments made to the contract is less than or equal to $2,000,000, the annuity payment options available are:

o    Single Life;

o    Standard Joint and Survivor; and

o    Single Life with a 10 or 20 Year Term Certain.

Each of the annuity payment options is discussed more thoroughly below.

Single Life

The Single Life annuity payment option provides for annuity payments to be paid during the lifetime of the annuitant.

Payments will cease with the last payment before the annuitant's death. No death benefit will be paid.

No withdrawals other than the scheduled annuity payments are permitted.

Standard Joint and Survivor

The Standard Joint and Survivor annuity payment option provides for annuity payments to continue during the joint lifetimes of the annuitant and joint annuitant. After the death of either the annuitant or joint annuitant, payments will continue for the life of the survivor.

Payments will cease with the last payment due prior to the death of the last survivor of the annuitant and joint annuitant. No death benefit will be paid.

No withdrawals other than the scheduled annuity payments are permitted.

Single Life with a 10 or 20 Year Term Certain

The Single Life with a 10 or 20 Year Term Certain annuity payment option provides that monthly annuity payments will be paid during the annuitant's lifetime or for the term selected, whichever is longer. The term may be either 10 or 20 years.

If the annuitant dies before the end of the 10 or 20 year term, payments will be paid to the beneficiary for the remainder of the term.

No withdrawals other than the scheduled annuity payments are permitted.

Any Other Option

Annuity payment options not set forth in this provision may be available. Any annuity payment option not set forth in this provision must be approved by Nationwide.

ANNUITY PAYMENT OPTIONS FOR CONTRACTS WITH TOTAL PURCHASE PAYMENTS GREATER THAN $2,000,000

If, at the annuitization date, the total of all purchase payments made to the contract is greater than $2,000,000, Nationwide may limit the annuity payment option to the longer of:

(1)  a Fixed Life Annuity with a 20 Year Term Certain; or

(2)  a Fixed Life Annuity with a Term Certain to Age 95.

Additionally, Nationwide will limit the amount that may be annuitized on a single life to $5,000,000. If the total amount to be annuitized is greater than $5,000,000, then, for the purpose of annuitization only, Nationwide will permit additional annuitants to be named.



DEATH BENEFITS

DEATH OF CONTRACT OWNER


If the contract owner who is not the annuitant dies before the annuitization date, no death benefit is payable and the joint owner becomes the contract owner. If no joint owner is named, the contingent owner becomes the contract owner. If no contingent owner is named, the beneficiary becomes the contract owner. If no beneficiary survives the contract owner, the last surviving contract owner's estate becomes the contract owner.


If the contract owner and annuitant are the same, and the contract owner/annuitant dies before the annuitization date, the contingent owner will not have any rights in the contract unless the contingent owner is also the beneficiary.


Distributions under the contracts will be made pursuant to the "Required Distributions" provision.


DEATH OF ANNUITANT

If the annuitant who is not a contract owner dies before the annuitization date, a death benefit is payable to the beneficiary. Multiple beneficiaries will share the death benefit equally unless otherwise specified.

The beneficiary may elect to receive the death benefit:

1)   in a lump sum;

2)   as an annuity; or

3)   in any other manner permitted by law and approved by Nationwide.


If no election is made, the death benefit will be paid in a lump sum.


If no beneficiary survives the annuitant, the contingent beneficiary receives the death benefit. Multiple contingent beneficiaries will share the death benefit equally, unless otherwise specified.

If no beneficiary(ies) or contingent beneficiary(ies) survive the annuitant, the contract owner or the last surviving contract owner's estate will receive the death benefit.

If the annuitant dies after the annuitization date, any benefit that may be payable will be paid according to the selected annuity payment option.

DEATH OF CONTRACT OWNER/ANNUITANT

If a contract owner (including a joint owner) who is also the annuitant dies before the annuitization date, a death benefit is payable to the surviving joint owner.

If there is no surviving joint owner, the death benefit is payable to the beneficiary. Multiple beneficiaries will share the death benefit equally unless otherwise specified.

If no beneficiaries survive the contract owner/annuitant, the contingent beneficiary receives the death benefit. Multiple contingent beneficiaries will share the death benefit equally unless otherwise specified.

If no contingent beneficiaries survive the contract owner/annuitant, the last surviving contract owner's estate will receive the death benefit.

If the contract owner/annuitant dies after the annuitization date, any benefit that may be payable will be paid according to the selected annuity payment option.

DEATH BENEFIT PAYMENT


The death benefit value is determined as of the date Nationwide receives:

1)   proper proof of the annuitant's death;

2)   an election specifying the distribution method; and

3)   any state required form(s).


Death Benefit

If the annuitant dies prior to the annuitization date, the death benefit will be equal to the contract value.

REQUIRED DISTRIBUTIONS


The Internal Revenue Code requires that certain distributions be made from the contracts issued in conjunction with this prospectus. Following is an overview of the required distribution rules applicable to non-qualified contracts. Please consult a qualified tax or financial adviser for more specific required distribution information.


GENERAL INFORMATION

In general, a beneficiary is an entity or person that the contract owner designates to receive death proceeds upon the contract owner's death. The distribution rules in the Internal Revenue Code make a distinction between "beneficiary" and "designated beneficiary" when determining the life expectancy that may be used for payments that are made from Non-Qualified Contracts after the death of the contract owner. A designated beneficiary is a natural person who is designated by the contract owner as the beneficiary under the contract. Non-natural beneficiaries (e.g. charities or certain trusts) are not designated beneficiaries for the purpose of required distributions and the life expectancy of such a beneficiary is zero.

Life expectancies and joint life expectancies will be determined in accordance with the relevant guidance provided by the Internal Revenue Service and the Treasury Department, including but not limited to Treasury Regulation 1.72-9 and Treasury Regulation 1.401(a)(9)-5.


Required distributions paid upon the death of the contract owner are paid to the beneficiary or beneficiaries stipulated by the contract owner. How quickly the distributions must be made may be determined with respect to the life expectancies of the beneficiaries. The beneficiaries used in the determination of the distribution period are those in effect on the date of the contract owner's death. If there is more than one beneficiary, the life expectancy of the beneficiary with the shortest life expectancy is used to determine the distribution period. Any beneficiary that is not a designated beneficiary has a life expectancy of zero.


REQUIRED DISTRIBUTIONS FOR NON-QUALIFIED CONTRACTS

Internal Revenue Code Section 72(s) requires Nationwide to make certain distributions when a contract owner dies. The following distributions will be made in accordance with the following requirements:

1) If any contract owner dies on or after the annuitization date and before the entire interest in the contract has been distributed, then the remaining interest must be distributed at least as rapidly as the distribution method in effect on the contract owner's death.

2) If any contract owner dies before the annuitization date, then the entire interest in the contract (consisting of either the death benefit or the contract value reduced by charges set forth elsewhere in the contract) will be distributed within 5 years of the contract owner's death, provided however:

     a) any interest payable to or for the benefit of a designated beneficiary may be distributed over the life of the designated beneficiary or over a period not longer than the life expectancy of the designated beneficiary. Payments must begin within one year of the contract owner's death unless otherwise permitted by federal income tax regulations; and

     b) if the designated beneficiary is the surviving spouse of the deceased contract owner, the spouse can choose to become the contract owner instead of receiving a death benefit. Any distributions required under these distribution rules will be made upon that spouse's death.

In the event that the contract owner is not a natural person (e.g., a trust or corporation), for purposes of these distribution provisions:

a) the death of the annuitant will be treated as the death of a contract owner;

b)   any change of annuitant will be treated as the death of a contract owner;
     and

c) in either case, the appropriate distribution will be made upon the death or change, as the case may be.

These distribution provisions do not apply to any contract exempt from Section 72(s) of the Internal Revenue Code by reason of Section 72(s)(5) or any other law or rule.

FEDERAL TAX CONSIDERATIONS

FEDERAL INCOME TAXES

The tax consequences of purchasing a contract described in this prospectus will depend on:

o    the type of contract purchased;

o    the purposes for which the contract is purchased; and

o the personal circumstances of individual investors having interests in the contracts.


Existing tax rules are subject to change, and may affect individuals differently depending on their situation. Nationwide does not guarantee the tax status of the contracts or any transactions involving the contracts.


The following is a brief summary of some of the federal income tax considerations related to the contracts. In addition to the federal income tax, distributions from annuity contracts may be subject to state and local income taxes. The tax rules across all states and localities are not uniform and therefore will not be discussed in this prospectus. Tax rules that may apply to contracts issued in U.S. territories such as Puerto Rico and Guam are also not discussed. Nothing in this prospectus should be considered to be tax advice. Contract owners and prospective contract owners should consult a financial consultant, tax adviser or legal counsel to discuss the taxation and use of the contracts.

Natural Persons as Contract Owners

Generally, the income earned inside a Non-Qualified Contract that is owned by a natural person is not taxable until it is distributed from the contract.

Distributions before the annuitization date are taxable to the contract owner to the extent that the cash value of the contract exceeds the contract owner's investment at the time of the distribution. Distributions, for this purpose, include partial surrenders, any portion of the contract that is assigned or pledged, or any portion of the contract that is transferred by gift. For these purposes, a transfer by gift may occur upon annuitization if the contract owner and the annuitant are not the same individual.

With respect to annuity distributions on or after the annuitization date, a portion of each annuity payment is excludable from taxable income. The amount excludable is based on the ratio between the contract owner's investment in the contract and the expected return on the contract. Once the entire investment in the contract is recovered, all distributions are fully includable in income. The maximum amount excludable from income is the investment in the contract. If the annuitant dies before the entire investment in the contract has been excluded from income, and as a result of the annuitant's death no more payments are due under the contract, then the unrecovered investment in the contract may be deducted on his or her final tax return.

In determining the taxable amount of a distribution, all annuity contracts issued after October 21, 1988 by the same company to the same contract owner during the same calendar year will be treated as one annuity contract.

A special rule applies to distributions from contracts that have investments that were made prior to August 14, 1982. For those contracts, distributions that are made prior to the annuitization date are treated first as a recovery of the investment in the contract as of that date. A distribution in excess of the amount of the investment in the contract as of August 14, 1982 will be treated as taxable income.

The Internal Revenue Code imposes a penalty tax if a distribution is made before the contract owner reaches age 59 1/2. The amount of the penalty is 10% of the portion of any distribution that is includable in gross income. The penalty tax does not apply if the distribution is:

o    the result of a contract owner's death;

o the result of a contract owner's disability (as defined in the Internal Revenue Code);

o one of a series of substantially equal periodic payments made over the life (or life expectancy) of the contract owner or the joint lives (or joint life expectancies) of the contract owner and the beneficiary selected by the contract owner to receive payment under the annuity payment option selected by the contract owner; or

o    is allocable to an investment in the contract before August 14, 1982.

Non-Natural Persons as Contract Owners

The previous discussion related to the taxation of Non-Qualified Contracts owned by individuals. Different rules (the so-called "non-natural person" rules) apply if the contract owner is not a natural person.

Generally, contracts owned by corporations, partnerships, trusts, and similar entities are not treated as annuity contracts under the Internal Revenue Code. Therefore, income earned under a Non-Qualified Contract that is owned by a non-natural person is taxed as ordinary income during the taxable year that it is earned. Taxation is not deferred, even if the income is not distributed out of the contract. The income is taxable as ordinary income, not capital gain.

The non-natural person rules do not apply to all entity-owned contracts. For purposes of the rule that annuity contracts that are owned by non-natural persons are not treated as annuities for tax purposes, a contract that is owned by a non-natural person as an agent of an individual is treated as owned by the individual. This would cause the contract to be treated as an annuity under the Internal Revenue Code, allowing tax deferral. However, this exception does not apply when the non-natural person is an employer that holds the contract under a non-qualified deferred compensation arrangement for one or more employees.

The non-natural person rules also do not apply to contracts that are:

o acquired by the estate of a decedent by reason of the death of the decedent;

o issued in connection with certain qualified retirement plans and individual retirement plans;

o purchased by an employer upon the termination of certain qualified retirement plans; or

o immediate annuities within the meaning of Section 72(u) of the Internal Revenue Code.


WITHHOLDING

Pre-death distributions from the contracts are subject to federal income tax. Nationwide will withhold the tax from the distributions unless the contract owner requests otherwise.

In addition, under some circumstances, the Internal Revenue Code will not permit contract owners to waive withholding. Such circumstances include:

o if the payee does not provide Nationwide with a taxpayer identification number; or

o if Nationwide receives notice from the Internal Revenue Service that the taxpayer identification number furnished by the payee is incorrect.

If a contract owner is prohibited from waiving withholding, as described above, the distribution will be subject to mandatory back-up withholding. The mandatory back-up withholding rate is established by Section 3406 of the Internal Revenue Code and is applied against the amount of income that is distributed.

NON-RESIDENT ALIENS

Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal income tax at a rate of 30% of the amount of income that is distributed. Nationwide is required to withhold this amount and send it to the Internal Revenue Service. Some distributions to non-resident aliens may be subject to a lower (or no) tax if a treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must:

1) provide Nationwide with proof of residency and citizenship (in accordance with Internal Revenue Service requirements); and

2)   provide Nationwide with an individual taxpayer identification number.

If the non-resident alien does not meet the above conditions, Nationwide will withhold 30% of income from the distribution.

Another way to avoid the 30% withholding is for the non-resident alien to provide Nationwide with sufficient evidence that:

1) the distribution is connected to the non-resident alien's conduct of business in the United States; and

2) the distribution is not includable in the non-resident alien's gross income for United States federal income tax purposes.

Note that these distributions may be subject to back-up withholding, currently 30%, if a correct taxpayer identification number is not provided.

FEDERAL ESTATE, GIFT AND GENERATION SKIPPING TRANSFER TAXES

The following transfers may be considered a gift for federal gift tax purposes:

o    a transfer of the contract from one contract owner to another; or

o    a distribution to someone other than a contract owner.

Upon the contract owner's death, the value of the contract may subject to estate taxes, even if all or a portion of the value is also subject to federal income taxes.

Section 2612 of the Internal Revenue Code may require Nationwide to determine whether a death benefit or other distribution is a "direct skip" and the amount of the resulting generation skipping transfer tax, if any. A direct skip is when property is transferred to, or a death benefit or other distribution is made to:

a) an individual who is two or more generations younger than the contract owner; or

b) certain trusts, as described in Section 2613 of the Internal Revenue Code (generally, trusts that have no beneficiaries who are not 2 or more generations younger than the contract owner).

If the contract owner is not an individual, then for this purpose ONLY, "contract owner" refers to any person:

o who would be required to include the contract, death benefit, distribution, or other payment in his or her federal gross estate at his or her death; or

o who is required to report the transfer of the contract, death benefit, distribution, or other payment for federal gift tax purposes.

If a transfer is a direct skip, Nationwide will deduct the amount of the transfer tax from the death benefit, distribution or other payment, and remit it directly to the Internal Revenue Service.

CHARGE FOR TAX


Nationwide is not required to maintain a capital gain reserve liability on the contracts. If tax laws change requiring a reserve, Nationwide may implement and adjust a tax charge.


DIVERSIFICATION

Internal Revenue Code Section 817(h) contains rules on diversification requirements for variable annuity contracts. A variable annuity contract that does not meet these diversification requirements will not be treated as an annuity, unless:

o    the failure to diversify was accidental;
o    the failure is corrected; and
o    a fine is paid to the Internal Revenue Service.

The amount of the fine will be the amount of tax that would have been paid by the contract owner if the income, for the period the contract was not diversified, had been received by the contract owner.

If the violation is not corrected, the contract owner will be considered the owner of the underlying securities and will be taxed on the earnings of his or her contract. Nationwide believes that the investments underlying this contract meet these diversification requirements.

TAX CHANGES

The foregoing tax information is based on Nationwide's understanding of federal tax laws. It is NOT intended as tax advice. All information is subject to change without notice. You should consult with your tax and/or financial adviser for more information.

In 2001, the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) was enacted. EGTRRA made numerous changes to the Internal Revenue Code, including the following:

o    generally lowering federal income tax rates;

o    eliminating and/or reducing the highest federal estate tax rates;

o    increasing the estate tax credit; and

o    for persons dying after 2009, repealing the estate tax.

All of the changes resulting from EGTRRA are scheduled to "sunset," or become ineffective, after December 31, 2010 unless they are extended by additional legislation. If changes resulting from EGTRRA are not extended, beginning January 1, 2011, the Internal Revenue Code will be restored to its pre-EGTRRA form. This creates uncertainty as to future tax requirements and implications. Please consult a qualified tax or financial adviser for further information relating to EGTRRA and other tax issues.

STATEMENTS AND REPORTS

Nationwide will mail contract owners statements and reports. Therefore, contract owners should promptly notify Nationwide of any address change.

These mailings will contain:


o statements showing the contract's quarterly activity, including confirmation of recurring transactions;

o semi-annual reports as of June 30 containing financial statements for the variable account; and

o annual reports as of December 31 containing financial statements for the variable account.

Contract owners should review statements carefully. All errors or corrections must be reported to Nationwide immediately to assure proper crediting to the contract. Unless Nationwide is notified within 30 days of receipt of the statement, Nationwide will assume statements are correct.

LEGAL PROCEEDINGS

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on Nationwide.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.

On October 29, 1998, Nationwide was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by Nationwide and the other named Nationwide affiliates, which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. On June 11, 1999, Nationwide and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the Court denied the motion to dismiss the amended complaint filed by Nationwide and the other named defendants. On January 25, 2002, the plaintiffs filed a motion for leave to amend their complaint to add three new named plaintiffs. On February 9, 2002, the plaintiffs filed a motion for class certification. On April 16, 2002, Nationwide filed a motion for summary judgment on the individual claims of plaintiff Mercedes Castillo. On May 28, 2002, the Court granted the motion of Marcus Shore to withdraw as a named plaintiff and denied plaintiffs' motion to add new persons as named plaintiffs, so the action is now proceeding with Mercedes Castillo as the only named plaintiff. On November 4, 2002, the Court issued a decision granting Nationwide's motion for summary judgment on all of plaintiff Mercedes Castillo's individual claims, and ruling that plaintiff's motion for class certification is moot. Judgment for Nationwide was entered on November 15, 2002. On December 16, 2002, plaintiff Mercedes Castillo filed a notice of appeal from the Court's orders (a) granting Nationwide's motion for summary judgment; and (b) denying Castillo's motion for leave to amend the complaint to add three new named plaintiffs. Nationwide's responsive brief is due by April 23, 2003 and plaintiff's reply brief is due by May 12, 2003. Nationwide intends to defend this lawsuit vigorously.

On August 15, 2001, Nationwide was named in a lawsuit filed in Connecticut federal court titled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. On September 6, 2001, the plaintiffs amended their complaint to include class action allegations. The plaintiffs seek to represent a class of retirement plans that purchased variable annuities from Nationwide to fund qualified ERISA retirement plans. The amended complaint alleges that the retirement plans purchased variable annuity contracts from Nationwide that allowed plan participants to invest in funds that were offered by separate mutual fund companies; that Nationwide was a fiduciary under ERISA and that Nationwide breached its fiduciary duty when it accepted certain fees from the mutual fund companies that purportedly were never disclosed by Nationwide; and that Nationwide violated ERISA by replacing many of the funds originally included in the plaintiffs' annuities with "inferior" funds because the new funds purportedly paid higher fees to Nationwide. The amended complaint seeks disgorgement of the fees allegedly received by Nationwide and other unspecified compensatory damages, declaratory and injunctive relief and attorney's fees. On December 3, 2001, the plaintiffs filed a motion for class certification. Nationwide is opposing that motion. Nationwide's Motion to Dismiss was denied on September 11, 2002. On January 14, 2003, plaintiffs filed a motion to file a second amended complaint and the motion was granted on February 21, 2003. The second amended complaint removes the claims asserted against Nationwide concerning a violation of ERISA through the replacement of many of the funds originally included in the plaintiffs' annuities with "inferior" funds that purportedly paid higher fees to Nationwide. Nationwide intends to defend this lawsuit vigorously.

There can be no assurance that any such litigation will not have a material adverse effect on Nationwide in the future.

The general distributor, NISC, is not engaged in any litigation of any material nature.

ADVERTISING

A "yield" and "effective yield" may be advertised for the GVIT - Gartmore GVIT Money Market Fund: Class V. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the GVIT - Gartmore GVIT Money Market Fund: Class V's units. Yield is an annualized figure, which means that it is assumed that the GVIT - Gartmore GVIT Money Market Fund: Class V generates the same level of net income over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the SEC. The effective yield will be slightly higher than yield due to this compounding effect.

Nationwide may advertise the performance of a sub-account in relation to the performance of other variable annuity sub-accounts, underlying mutual fund options with similar or different objectives, or the investment industry as a whole.

Market Indexes

The sub-accounts will be compared to certain market indexes. Indexes are provided for comparison purposes only and are not intended to reflect the performance of the sub-accounts. Individuals cannot invest directly in an index.

Tracking & Rating Services; Publications

Nationwide's rankings and ratings are sometimes published by financial news magazines and other services and web-sites.

These rating services, publications and web-sites rank the underlying mutual funds' performance against other funds. These rankings may or may not include the effects of sales charges or other fees.

Financial Rating Services

Nationwide is also ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. Nationwide may advertise these ratings. These ratings reflect Nationwide's financial strength or claims-paying ability. The ratings are not intended to reflect the investment experience or financial strength of the variable account.

Some Nationwide advertisements and endorsements may include lists of organizations, individuals or other parties that recommend Nationwide or the contract. Furthermore, Nationwide may occasionally advertise comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Historical Performance of the Sub-Accounts

All performance returns are calculated using underlying mutual fund expenses for the period ended December 31, 2002. However, Nationwide generally will provide performance information more frequently. Information related to performance of the sub-accounts is based upon historical earnings and is not intended to predict or project future results.

Standardized Performance


Nationwide will advertise historical performance of the sub-accounts in accordance with SEC prescribed calculations. Assumptions used in calculating standardized returns will include a $1,000 hypothetical initial investment, time periods of one, five and ten years or the time period the fund has been available as an investment option in the variable account, an annual Contract Maintenance Charge of $30 (taken at the end of the applicable time periods) and variable account charges of 0.95%. If a fund has been an option in the variable account for less than one year, the returns are not annualized.


Non-Standardized Performance

Nationwide will advertise historical, hypothetical performance of the sub-accounts. Assumptions used in calculating non-standardized performance are similar to that of the standardized returns except the initial investment will be $10,000 and the periods shown may reflect time prior to the fund being available as an option in the variable account. Non-standardized performance advertising will be accompanied by standardized performance information. If a fund has been in existence for less than a year, the returns will not be annualized.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
                                                                            Page
General Information and History................................................1
Services.......................................................................1
Purchase of Securities Being Offered...........................................2
Underwriters...................................................................2
Calculations of Performance....................................................2
Annuity Payments...............................................................3
Financial Statements...........................................................4

APPENDIX A:  UNDERLYING MUTUAL FUNDS
The underlying mutual funds listed below are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies. There is no guarantee that the investment objectives will be met. Total Underlying Mutual Fund Annual Operating Expenses are expenses that are deducted from underlying mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses.


           Please refer to the prospectus for each underlying mutual fund for more detailed information.

AIM VARIABLE INSURANCE FUNDS, INC. - AIM V.I. BASIC VALUE FUND: SERIES I SHARES
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              AIM Advisors, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term growth of capital.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.16%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

AIM VARIABLE INSURANCE FUNDS, INC. - AIM V.I. CAPITAL DEVELOPMENT FUND: SERIES I SHARES
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              AIM Advisors, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.14%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. - ALLIANCEBERNSTEIN GROWTH AND INCOME PORTFOLIO: CLASS A
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Alliance Capital Management, L.P.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Current income and capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.68%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. - AMERICAN CENTURY VP INTERNATIONAL FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              American Century Investment Management, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.30%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. - AMERICAN CENTURY VP ULTRA FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              American Century Investment Management, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.00%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. - AMERICAN CENTURY VP VALUE FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              American Century Investment Management, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.95%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

BARON CAPITAL FUNDS TRUST - BARON CAPITAL ASSET FUND: INSURANCE SHARES
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              BAMCO, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.42%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------


CALVERT VARIABLE SERIES, INC. - CVS SOCIAL EQUITY PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Calvert Asset Management Company, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Growth of capital.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.86%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------
*The investment adviser has agreed to waive or reimburse certain expenses associated with the underlying mutual fund. Net of such waivers and reimbursements, total underlying mutual fund annual operating expenses are
1.08%. The reimbursements and waivers are guaranteed to remain in effect until
April 30, 2004.


DREYFUS INVESTMENT PORTFOLIOS - MID CAP STOCK PORTFOLIO: INITIAL SHARES
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              The Dreyfus Corporation
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Results that exceed total return performance of S&P 400.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.85%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

DREYFUS INVESTMENT PORTFOLIOS - SMALL CAP STOCK INDEX PORTFOLIO: SERVICE SHARES
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              The Dreyfus Corporation
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            To match performance of the S&P Small Cap 600 Index.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.60%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

DREYFUS STOCK INDEX FUND, INC.: INITIAL SHARES
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              The Dreyfus Corporation
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            To match total return of S&P 500 Composite Stock Price Index.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.27%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

DREYFUS VARIABLE INVESTMENT FUND - APPRECIATION PORTFOLIO: INITIAL SHARES
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              The Dreyfus Corporation
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.78%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

DREYFUS VARIABLE INVESTMENT FUND - INTERNATIONAL VALUE PORTFOLIO: INITIAL SHARES
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              The Dreyfus Corporation
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.47%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------
*The investment adviser has agreed to waive or reimburse certain expenses associated with the underlying mutual fund. Net of such waivers and reimbursements, total underlying mutual fund annual operating expenses are
1.40%. The reimbursements and waivers are guaranteed to remain in effect until
December 31, 2003.

FEDERATED INSURANCE SERIES - FEDERATED QUALITY BOND FUND II: PRIMARY SHARES
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Federated Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Current income.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.23%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

*The investment adviser has agreed to waive or reimburse certain expenses associated with the underlying mutual fund. Net of such waivers and reimbursements, total underlying mutual fund annual operating expenses are 0.70%. The investment adviser may discontinue the reimbursements and waivers at any time.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND - VIP EQUITY-INCOME PORTFOLIO: SERVICE CLASS
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Fidelity Management & Research Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Reasonable income and capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.67%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

FIDELITY VARIABLE INSURANCE PRODUCTS FUND - VIP GROWTH PORTFOLIO: SERVICE CLASS
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Fidelity Management & Research Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.77%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

FIDELITY VARIABLE INSURANCE PRODUCTS FUND - VIP OVERSEAS PORTFOLIO: SERVICE CLASS
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Fidelity Management and Research Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.00%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II - VIP II CONTRAFUND(R) PORTFOLIO: SERVICE CLASS
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Fidelity Management & Research Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.78%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - TEMPLETON FOREIGN SECURITIES FUND: CLASS 2
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Templeton Investment Counsel, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.15%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------
*The investment adviser has agreed to waive or reimburse certain expenses associated with the underlying mutual fund. Net of such waivers and reimbursements, total underlying mutual fund annual operating expenses are
1.13%. The reimbursements and waivers are guaranteed to remain in effect until
December 31, 2003.


GARTMORE VARIABLE INSURANCE TRUST - DREYFUS GVIT MID CAP INDEX FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Financial
                                                 Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-adviser:                                     The Dreyfus Corporation
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.75%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

GARTMORE VARIABLE INSURANCE TRUST - FEDERATED GVIT HIGH INCOME BOND FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Financial
                                                 Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-adviser:                                     Federated Investment Counseling
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            High current income.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.98%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

GARTMORE VARIABLE INSURANCE TRUST - GARTMORE GVIT EMERGING MARKETS FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Global Asset Management Trust, an indirect subsidiary of Nationwide
                                                 Financial Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-adviser:                                     Gartmore Global Partners, an indirect subsidiary of Nationwide Mutual Insurance
                                                 Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.41%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

*The underlying mutual fund operates under an expense cap of 1.41%. The expense cap is guaranteed to remain in effect until April 30, 2004.


GARTMORE VARIABLE INSURANCE TRUST - GARTMORE GVIT GLOBAL FINANCIAL SERVICES FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Global Asset Management Trust, an indirect subsidiary of Nationwide
                                                 Financial Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-adviser:                                     Gartmore Global Partners, an indirect subsidiary of Nationwide Mutual Insurance
                                                 Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.40%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

*The underlying mutual fund operates under an expense cap of 1.40%. The expense cap is guaranteed to remain in effect until April 30, 2004.


GARTMORE VARIABLE INSURANCE TRUST - GARTMORE GVIT GLOBAL HEALTH SCIENCES FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Financial
                                                 Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.30%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

*The underlying mutual fund operates under an expense cap of 1.30%. The expense cap is guaranteed to remain in effect until April 30, 2004.


GARTMORE VARIABLE INSURANCE TRUST - GARTMORE GVIT GLOBAL TECHNOLOGY AND COMMUNICATIONS FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Financial
                                                 Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.39%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

*The investment adviser has agreed to waive or reimburse certain expenses associated with the underlying mutual fund. Net of such waivers and reimbursements, total underlying mutual fund annual operating expenses are 1.38%. The reimbursements and waivers are guaranteed to remain in effect until April 30, 2004.


GARTMORE VARIABLE INSURANCE TRUST - GARTMORE GVIT GLOBAL UTILITIES FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Global Asset Management Trust, an indirect subsidiary of Nationwide
                                                 Financial Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-adviser:                                     Gartmore Global Partners, an indirect subsidiary of Nationwide Mutual Insurance
                                                 Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.24%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------


*The investment adviser has agreed to waive or reimburse certain expenses associated with the underlying mutual fund. Net of such waivers and reimbursements, total underlying mutual fund annual operating expenses are 1.20%. The reimbursements and waivers are guaranteed to remain in effect until April 30, 2004.

GARTMORE VARIABLE INSURANCE TRUST - GARTMORE GVIT GOVERNMENT BOND FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Financial
                                                 Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            High level of income.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.73%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

GARTMORE VARIABLE INSURANCE TRUST - GARTMORE GVIT INVESTOR DESTINATIONS FUNDS
--------------------------- --------------------------------------------------------------------------------------------------------
Investment Adviser:         Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Financial Services, Inc.
--------------------------- ----------------------------------- --------------------------------------------------------------------
GARTMORE GVIT INVESTOR      Investment Objective:               To maximize total investment return by seeking income and,
DESTINATIONS CONSERVATIVE                                       secondarily, long term growth of capital.  The Fund invests in a
FUND                                                            target allocation mix of 10% large cap U.S. stocks, 5% mid cap U.S.
                                                                stocks, 5% international stocks, 35% bonds, and 45% short-term investments.
--------------------------- ----------------------------------- --------------------------------------------------------------------
                            Total Underlying Mutual Fund        0.56%*
                            Annual Operating Expenses:
--------------------------- ----------------------------------- --------------------------------------------------------------------
GARTMORE GVIT INVESTOR      Investment Objective:               To maximize total investment return by seeking income and,
DESTINATIONS MODERATELY                                         secondarily, growth of capital.  The Fund invests in a target
CONSERVATIVE FUND                                               allocation mix of 20% large cap U.S. stocks, 10% mid cap U.S.
                                                                stocks, 10% international stocks, 35% bonds, and 25% short-term investments.
--------------------------- ----------------------------------- --------------------------------------------------------------------
                            Total Underlying Mutual Fund        0.56%*
                            Annual Operating Expenses:
--------------------------- ----------------------------------- --------------------------------------------------------------------
GARTMORE GVIT INVESTOR      Investment Objective:               To maximize total investment return by seeking growth of capital
DESTINATIONS MODERATE FUND                                      and income.  The Fund invests in a target allocation mix of 30%
                                                                large cap U.S. stocks, 10% mid cap U.S. stocks, 5% small cap U.S.
                                                                stocks, 15% international stocks, 25% bonds, and 15% short-term investments.
--------------------------- ----------------------------------- --------------------------------------------------------------------
                            Total Underlying Mutual Fund        0.56%*
                            Annual Operating Expenses:
--------------------------- ----------------------------------- --------------------------------------------------------------------
GARTMORE GVIT INVESTOR      Investment Objective:               To maximize total investment return primarily by seeking growth of
DESTINATIONS MODERATELY                                         capital, but also income.  The Fund invests in a target allocation
AGGRESSIVE FUND                                                 mix of 35% large cap U.S. stocks, 15% mid cap U.S. stocks, 5% small cap U.S. stocks, 25% international stocks, 15% bonds, and 5%
                                                                short-term investments.
--------------------------- ----------------------------------- --------------------------------------------------------------------
                            Total Underlying Mutual Fund        0.56%*
                            Annual Operating Expenses:
--------------------------- ----------------------------------- --------------------------------------------------------------------
GARTMORE GVIT INVESTOR      Investment Objective:               To maximize total investment return primarily by seeking growth of
DESTINATIONS AGGRESSIVE                                         capital.  The Fund invests in a target allocation mix of 40% large
FUND                                                            cap U.S. stocks, 15% mid cap U.S. stocks, 10% small cap U.S.
                                                                stocks, 30% international funds, and 5% bonds.
--------------------------- ----------------------------------- --------------------------------------------------------------------
                            Total Underlying Mutual Fund        0.56%*
                            Annual Operating Expenses:
--------------------------- ----------------------------------- --------------------------------------------------------------------

*The underlying mutual funds operate under an expense cap of 0.56%. The expense cap is guaranteed to remain in effect until April 30, 2004. The Investor Destination Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds. Therefore, in addition to the expense of the Investor Destination Funds, a contract owner will be indirectly paying a proportionate share of the applicable fees and expenses of the underlying funds.

GARTMORE VARIABLE INSURANCE TRUST - GARTMORE GVIT MONEY MARKET FUND: CLASS V
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Financial
                                                 Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            High level of current income.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.54%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------


GARTMORE VARIABLE INSURANCE TRUST - GARTMORE GVIT NATIONWIDE FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Financial
                                                 Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.84%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------



GARTMORE VARIABLE INSURANCE TRUST - GVIT SMALL CAP GROWTH FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Financial
                                                 Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-advisers:                                    Neuberger Berman, LLC; Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.35%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

GARTMORE VARIABLE INSURANCE TRUST - GVIT SMALL CAP VALUE FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Financial
                                                 Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-adviser:                                     The Dreyfus Corporation
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.11%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

GARTMORE VARIABLE INSURANCE TRUST - GVIT SMALL COMPANY FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Financial
                                                 Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-advisers:                                    The Dreyfus Corporation; Gartmore Global Partners, an indirect subsidiary of
                                                 Nationwide Mutual Insurance Company; Neuberger Berman, LLC; Strong Capital
                                                 Management, Inc.; Waddell & Reed Investment Management Company
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.18%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

GARTMORE VARIABLE INSURANCE TRUST - VAN KAMPEN GVIT MULTI SECTOR BOND FUND: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Gartmore Mutual Fund Capital Trust, an indirect subsidiary of Nationwide Financial
                                                 Services, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Sub-adviser:                                     Morgan Stanley Investment Management, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Above average total return.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.02%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

GOLDMAN SACHS VARIABLE INSURANCE TRUST - GOLDMAN SACHS VIT MID CAP VALUE FUND
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Goldman Sachs Asset Management, L.P.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.93%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------


JANUS ASPEN SERIES - BALANCED PORTFOLIO: SERVICE SHARES
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Janus Capital Management, LLC
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term growth of capital.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.92%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

JANUS ASPEN SERIES - CAPITAL APPRECIATION PORTFOLIO: SERVICE SHARES
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Janus Capital Management, LLC
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term growth of capital.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.92%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

JANUS ASPEN SERIES - INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Janus Capital Management, LLC
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.99%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST - AMT FASCIANO PORTFOLIO: CLASS S
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Neuberger Berman Management, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.90%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------
*The investment adviser has agreed to waive or reimburse certain expenses associated with the underlying mutual fund. Net of such waivers and reimbursements, total underlying mutual fund annual operating expenses are
1.40%. The reimbursements and waivers are guaranteed to remain in effect until
December 31, 2006.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST - AMT MID-CAP GROWTH PORTFOLIO: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Neuberger Berman Management, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.95%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

ONE GROUP INVESTMENT TRUST - ONE GROUP INVESTMENT TRUST MID CAP GROWTH PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Banc One Investment Advisors Corporation
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Growth of capital and current income.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.85%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

ONE GROUP INVESTMENT TRUST - ONE GROUP INVESTMENT TRUST MID CAP VALUE PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Banc One Investment Advisors Corporation
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital appreciation and current income.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.98%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

OPPENHEIMER VARIABLE ACCOUNT FUNDS - OPPENHEIMER CAPITAL APPRECIATION FUND/VA: INITIAL CLASS
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              OppenheimerFunds, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Capital appreciation and current income.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.66%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

OPPENHEIMER VARIABLE ACCOUNT FUNDS - OPPENHEIMER GLOBAL SECURITIES FUND/VA: INITIAL CLASS
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              OppenheimerFunds, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.67%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

OPPENHEIMER VARIABLE ACCOUNT FUNDS - OPPENHEIMER MAIN STREET(R) FUND/VA: INITIAL CLASS
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              OppenheimerFunds, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            High total return.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.69%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

PIMCO VARIABLE INSURANCE TRUST - PIMCO VIT LOW DURATION PORTFOLIO: ADMINISTRATIVE CLASS
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              PIMCO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Maximize total return.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.67%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------
*The investment adviser has agreed to waive or reimburse certain expenses associated with the underlying mutual fund. Net of such waivers and reimbursements, total underlying mutual fund annual operating expenses are
0.66%. The reimbursements and waivers are guaranteed to remain in effect until
December 31, 2003.

PIMCO VARIABLE INSURANCE TRUST - PIMCO VIT REAL RETURN PORTFOLIO: ADMINISTRATIVE CLASS
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              PIMCO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Maximize total return.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.66%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

PIMCO VARIABLE INSURANCE TRUST - PIMCO VIT TOTAL RETURN PORTFOLIO: ADMINISTRATIVE CLASS
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              PIMCO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Maximize total return.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     0.66%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------
*The investment adviser has agreed to waive or reimburse certain expenses associated with the underlying mutual fund. Net of such waivers and reimbursements, total underlying mutual fund annual operating expenses are
0.65%. The reimbursements and waivers are guaranteed to remain in effect until
December 31, 2003.

PIONEER VARIABLE CONTRACTS TRUST - PIONEER HIGH YIELD VCT PORTFOLIO: CLASS 1
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Pioneer Investment Management, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Maximize total return.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.02%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

ROYCE CAPITAL FUND - ROYCE MICRO-CAP PORTFOLIO
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Royce & Associates, LLC
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term capital growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.42%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------
*The investment adviser has agreed to waive or reimburse certain expenses associated with the underlying mutual fund. Net of such waivers and reimbursements, total underlying mutual fund annual operating expenses are
1.35%. The reimbursements and waivers are guaranteed to remain in effect until
December 31, 2003.

T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE EQUITY INCOME PORTFOLIO: CLASS II
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              T. Rowe Price Investment Services
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.10%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE MID-CAP GROWTH PORTFOLIO:
CLASS II
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              T. Rowe Price Investment Services
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Long-term growth of capital by investing primarily in the common stocks of medium-sized companies with the potential for above-average growth.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.10%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

THE UNIVERSAL INSTITUTIONAL FUNDS, INC. - EMERGING MARKETS DEBT PORTFOLIO: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Morgan Stanley Investment Management, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            High total return.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.22%
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

THE UNIVERSAL INSTITUTIONAL FUNDS, INC. - U.S. REAL ESTATE PORTFOLIO: CLASS I
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Adviser:                              Morgan Stanley Investment Management, Inc.
------------------------------------------------ -----------------------------------------------------------------------------------
Investment Objective:                            Above average current income and long-term capital appreciation.
------------------------------------------------ -----------------------------------------------------------------------------------
Total Underlying Mutual Fund                     1.12%*
Annual Operating Expenses:
------------------------------------------------ -----------------------------------------------------------------------------------

*The investment adviser has agreed to waive or reimburse certain expenses associated with the underlying mutual fund. Net of such waivers and reimbursements, total underlying mutual fund annual operating expenses are 1.10%. The investment adviser may discontinue the reimbursements and waivers at any time.

                       STATEMENT OF ADDITIONAL INFORMATION


                                  JULY 1, 2003


                       DEFERRED VARIABLE ANNUITY CONTRACTS
                   ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY

                   THROUGH ITS NATIONWIDE VARIABLE ACCOUNT- 14

This Statement of Additional Information is not a prospectus. It contains additional information than set forth in the prospectus and should be read in conjunction with the prospectus dated July 1, 2003. The prospectus may be obtained from Nationwide Life Insurance Company by writing One Nationwide Plaza, RR1-04-F4, Columbus, Ohio 43215, or calling 1-800-848-6331, TDD 1-800-238-3035.


                                TABLE OF CONTENTS
                                                                            PAGE
General Information and History................................................1
Services.......................................................................1
Purchase of Securities Being Offered...........................................2
Underwriters...................................................................2
Calculations of Performance....................................................2
Annuity Payments...............................................................3
Financial Statements...........................................................4

GENERAL INFORMATION AND HISTORY


Nationwide Variable Account-14 is a separate investment account of Nationwide Life Insurance Company ("Nationwide"). Nationwide is a member of the Nationwide group of companies. All of Nationwide's common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company. NFS has two classes of common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all of the outstanding Class B Common Stock) to control NFS. Nationwide Corporation is a holding company, as well. All of the common stock is held by Nationwide Mutual Insurance Company (95.24%) and Nationwide Mutual Fire Insurance Company (4.76%), the ultimate controlling persons of the Nationwide group of companies. The Nationwide group of companies is one of America's largest insurance and financial services family of companies, with combined assets of over $129 billion as of December 31, 2002.


SERVICES

Nationwide, which has responsibility for administration of the contracts and the variable account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each contract owner and the number and type of contract issued to each contract owner and records with respect to the contract value of each contract.

The Custodian of the assets of the variable account is Nationwide. Nationwide will maintain a record of all purchases and redemption of shares of the underlying mutual funds. Nationwide, or affiliates of Nationwide may have entered into agreements with either the investment adviser or distributor for the underlying mutual funds. The agreements relate to administrative services furnished by Nationwide or an affiliate of Nationwide and provide for an annual fee based on the average aggregate net assets of the variable account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in particular underlying mutual funds. These fees in no way affect the net asset value of the underlying mutual funds or fees paid by the contract owner.

The financial statements of Nationwide Life Insurance Company and subsidiaries for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

PURCHASE OF SECURITIES BEING OFFERED

The contracts will be sold by licensed insurance agents in the states where the contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD").

UNDERWRITERS

The contracts, which are offered continuously, are distributed by Nationwide Investment Services Corporation ("NISC"), One Nationwide Plaza, Columbus, Ohio 43215, an affiliate of Nationwide. For contracts issued in Michigan, all references to NISC will mean Nationwide Investment Svcs. Corporation. During the fiscal years ended December 31, 2002, 2001 and 2000, no underwriting commissions have been paid by Nationwide to NISC.

CALCULATIONS OF PERFORMANCE

Any current yield quotations of the GVIT - Gartmore GVIT Money Market Fund:
Class V, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contract owner accounts and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7) or (366/7) in a leap year.

The GVIT - Gartmore GVIT Money Market Fund: Class V's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the fund's expenses. Although the GVIT - Gartmore GVIT Money Market Fund: Class V determines its yield on the basis of a seven day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitation described in the GVIT - Gartmore GVIT Money Market Fund: Class V's Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will remain in effect for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that a contract owner's investment in the GVIT - Gartmore GVIT Money Market Fund: Class V is not guaranteed or insured. Yields of other money market funds may not be comparable if a different base period or another method of calculation is used.

All performance returns are calculated using underlying mutual fund expenses for the period ended December 31, 2002. However, Nationwide generally will provide performance information more frequently. Information related to performance of the sub-accounts is based upon historical earnings and is not intended to predict or project future results. Factors affecting a sub-account's performance include general market conditions, operating expenses and investment management. A contract owner's account when redeemed may be more or less than the original cost.

Standardized Performance

All performance advertising will include quotations of standardized average annual total return, calculated in accordance with a standard method prescribed by rules of the SEC. Standardized average annual return is found by taking a hypothetical $1,000 investment in each of the sub-account's units on the first day of the period at the offering price, which is the accumulation unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent.


Assumptions used in calculating standardized returns will include a $1,000 hypothetical initial investment, time periods of one, five and ten years or the time period the fund has been available as an investment option in the variable account, an annual Contract Maintenance Charge of $30 (taken at the end of the applicable time periods) and variable account charges of 0.95%. If a fund has been an option in the variable account for less than one year, the returns are not annualized.


Non-Standardized Performance

Nationwide will advertise historical, hypothetical performance of the sub-accounts. Assumptions used in calculating non-standardized performance are similar to that of the standardized returns except the initial investment will be $10,000 and the periods shown may reflect time prior to the fund being available as an option in the variable account. Non-standardized performance advertising will be accompanied by standardized performance information. If a fund has been in existence for less than a year, the returns will not be annualized.

ANNUITY PAYMENTS

See "Frequency and Amount of Annuity Payments" located in the prospectus.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Nationwide Life Insurance Company:

We have audited the consolidated financial statements of Nationwide Life Insurance Company and subsidiaries (collectively the "Company") as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in note 2 to the consolidated financial statements, the Company changed its methods of accounting for derivative instruments and hedging activities, and for purchased or retained interests in securitized financial assets in 2001.



KPMG LLP


Columbus, Ohio
January 30, 2003

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                           Consolidated Balance Sheets

                     (in millions, except per share amounts)


                                                                                                   December 31,
                                                                                        ------------------------------------
                                                                                              2002               2001
============================================================================================================================

ASSETS:
Investments:
  Securities available-for-sale, at fair value:
    Fixed maturity securities (cost $23,134.3 in 2002; $17,961.6 in 2001)                  $ 24,169.0          $ 18,370.8
    Equity securities (cost $85.1 in 2002; $83.0 in 2001)                                        84.3                94.0
  Mortgage loans on real estate, net                                                          7,923.2             7,113.1
  Real estate, net                                                                              116.6               172.0
  Policy loans                                                                                  629.2               591.1
  Other long-term investments                                                                   137.5               125.0
  Short-term investments, including amounts managed by a related party                        1,210.3             1,011.3
----------------------------------------------------------------------------------------------------------------------------
                                                                                             34,270.1            27,477.3
----------------------------------------------------------------------------------------------------------------------------

Cash                                                                                              0.9                22.6
Accrued investment income                                                                       328.7               306.7
Deferred policy acquisition costs                                                             2,971.1             3,189.0
Other assets                                                                                  1,243.6               646.0
Assets held in separate accounts                                                             47,208.2            59,513.0
----------------------------------------------------------------------------------------------------------------------------
                                                                                           $ 86,022.6          $ 91,154.6
============================================================================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY:
Future policy benefits and claims                                                          $ 31,679.8          $ 25,216.0
Short-term debt                                                                                   -                 100.0
Long-term debt, payable to Nationwide Financial Services, Inc.                                  600.0               300.0
Other liabilities                                                                             2,985.8             2,307.9
Liabilities related to separate accounts                                                     47,208.2            59,513.0
----------------------------------------------------------------------------------------------------------------------------
                                                                                             82,473.8            87,436.9
----------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (notes 11, 16 and 17)

Shareholder's equity:
  Common stock, $1 par value.  Authorized 5.0 shares;
    3.8 shares issued and outstanding                                                             3.8                 3.8
  Additional paid-in capital                                                                    171.1               646.1
  Retained earnings                                                                           2,979.6             2,863.1
  Accumulated other comprehensive income                                                        394.3               204.7
----------------------------------------------------------------------------------------------------------------------------
                                                                                              3,548.8             3,717.7
----------------------------------------------------------------------------------------------------------------------------
                                                                                           $ 86,022.6          $ 91,154.6
============================================================================================================================

See accompanying notes to consolidated financial statements, including note 14 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                        Consolidated Statements of Income

                                  (in millions)

                                                                                        Years ended December 31,
                                                                              ---------------------------------------------
                                                                                  2002            2001           2000
===========================================================================================================================
REVENUES:
  Policy charges                                                              $    973.8       $ 1,017.3      $ 1,091.4
  Life insurance premiums                                                          259.9             251.1          240.0
  Net investment income                                                          1,838.5         1,724.7        1,653.9
  Net realized (losses) gains on investments, hedging instruments and hedged items:
      Unrelated parties                                                           (107.6)          (62.7)         (19.4)
      Related parties                                                               23.2            44.4            -
  Other                                                                              8.8             8.2           11.1
---------------------------------------------------------------------------------------------------------------------------
                                                                                 2,996.6         2,983.0        2,977.0
---------------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
  Interest credited to policyholder account values                               1,241.2         1,238.7        1,182.4
  Other benefits and claims                                                        326.0           280.3          241.6
  Policyholder dividends on participating policies                                  45.2            41.7           44.5
  Amortization of deferred policy acquisition costs                                670.1           347.9          352.1
  Interest expense on debt, primarily with a related party                          36.0             6.2            1.3
  Other operating expenses                                                         508.6           439.3          472.0
---------------------------------------------------------------------------------------------------------------------------
                                                                                 2,827.1         2,354.1        2,293.9
---------------------------------------------------------------------------------------------------------------------------

    Income from continuing operations before federal income taxes and
    cumulative effect of adoption of accounting principles                         169.5           628.9          683.1
Federal income tax expense                                                           8.7           161.2          207.3
---------------------------------------------------------------------------------------------------------------------------
    Income from continuing operations before cumulative effect of adoption of
    accounting principles                                                          160.8           467.7          475.8
Income (loss) from discontinued operations, net of tax                               0.7             1.2           (0.5)
Cumulative effect of adoption of accounting principles, net of tax                   -              (7.1)           -
---------------------------------------------------------------------------------------------------------------------------
    Net income                                                                $    161.5      $    461.8     $    475.3
===========================================================================================================================

See accompanying notes to consolidated financial statements, including note 14 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                 Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 2002, 2001 and 2000
                                  (in millions)

                                                                                          Accumulated
                                                           Additional                        other            Total
                                                Common       paid-in       Retained      comprehensive    shareholder's
                                                 stock       capital       earnings      income (loss)        equity
=========================================================================================================================

Balance as of December 31, 1999                  $ 3.8       $ 766.1      $ 2,011.0         $ (15.9)        $ 2,765.0

Comprehensive income:
    Net income                                     -             -            475.3             -               475.3
    Net unrealized gains on securities
      available-for-sale arising during
      the year, net of tax                         -             -              -             132.6             132.6
                                                                                                          ---------------
  Total comprehensive income                                                                                    607.9
Return of capital to shareholder                   -          (120.0)           -               -              (120.0)
Dividends to shareholder                           -             -               (50.0)         -               (50.0)
                                                                                                          ---------------
-----------------------------------------------------------------------------------------------------------
Balance as of December 31, 2000                  $ 3.8       $ 646.1      $ 2,436.3         $ 116.7         $ 3,202.9
=========================================================================================================================

Comprehensive income:
    Net income                                     -             -            461.8             -               461.8
    Net unrealized gains on securities
      available-for-sale arising during
      the year, net of tax                         -             -              -              98.2              98.2
    Cumulative effect of adoption of
      accounting principles, net of tax            -             -              -              (1.4)             (1.4)
    Accumulated net losses on cash flow
      hedges, net of tax                           -             -              -              (8.8)             (8.8)
                                                                                                          ---------------
  Total comprehensive income                                                                                    549.8
                                                                                                          ---------------
Dividends to shareholder                           -             -               (35.0)         -               (35.0)
-------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2001                  $ 3.8      $  646.1      $ 2,863.1        $  204.7         $ 3,717.7
=========================================================================================================================

Comprehensive income:
    Net income                                     -             -            161.5             -               161.5
    Net unrealized gains on securities
      available-for-sale arising during
      the year, net of tax                         -             -              -             178.6             178.6
    Accumulated net gains on cash flow
      hedges, net of tax                           -             -              -              11.0              11.0
                                                                                                          ---------------
  Total comprehensive income                                                                                    351.1
                                                                                                          ---------------
Returns of capital to shareholder                  -          (475.0)           -               -              (475.0)
Dividends to shareholder                           -             -               (45.0)         -               (45.0)
-------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002                  $ 3.8      $  171.1      $ 2,979.6        $  394.3         $ 3,548.8
=========================================================================================================================

See accompanying notes to consolidated financial statements, including note 14 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                      Consolidated Statements of Cash Flows
                                  (in millions)

                                                                                                Years ended December 31,
                                                                                     ----------------------------------------------
                                                                                          2002            2001           2000
===================================================================================================================================
Cash flows from operating activities:
  Net income                                                                          $    161.5     $      461.8   $      475.3
  Adjustments to reconcile net income to net cash provided by operating activities:
      (Income) loss from discontinued operations                                            (0.7)           (1.2)           0.5
      Interest credited to policyholder account values                                   1,241.2         1,238.7        1,182.4
      Capitalization of deferred policy acquisition costs                                 (648.2)         (743.0)        (778.9)
      Amortization of deferred policy acquisition costs                                    670.1           347.9          352.1
      Amortization and depreciation                                                         (0.7)          (31.5)         (12.7)
      Realized losses (gains) on investments, hedging instruments and hedged items:
          Unrelated parties                                                                107.6            62.7           19.4
          Related parties                                                                  (23.2)          (44.4)           -
     Cumulative effect of adoption of accounting principles                                  -              10.9            -
      Increase in accrued investment income                                                (22.0)          (55.3)         (12.8)
     (Increase) decrease in other assets                                                  (606.1)         (271.8)         (95.7)
      Increase (decrease) in policy liabilities                                             36.2            33.0           (0.3)
      Increase in other liabilities                                                        426.9           302.8          234.2
      Other, net                                                                            33.0             8.3           22.3
-----------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by continuing operations                                       1,375.6         1,318.9        1,385.8
        Net cash provided by (used in) discontinued operations                               0.7             1.7           (1.7)
-----------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                        1,376.3         1,320.6        1,384.1
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                                3,887.7         3,933.9        2,988.7
  Proceeds from sale of securities available-for-sale                                    1,534.9           497.2          582.1
  Proceeds from repayments of mortgage loans on real estate                              1,009.0         1,204.4          911.7
  Proceeds from sale of real estate                                                         56.8            29.1           18.7
  Proceeds from sale of limited partnership to related party                                54.5           158.9            -
  Proceeds from repayments of policy loans and sale of other invested assets                58.3            68.9           79.3
  Cost of securities available-for-sale acquired                                        (9,874.5)       (7,123.6)      (3,475.5)
  Cost of mortgage loans on real estate acquired                                        (1,810.2)       (2,123.1)      (1,318.0)
  Cost of real estate acquired                                                              (2.0)           (0.4)          (7.1)
  Short-term investments, net                                                             (193.1)         (568.7)         (26.5)
  Disposal of subsidiary, net of cash                                                      (20.0)            -              -
  Collateral received - securities lending, net                                            158.9           791.6            -
  Other, net                                                                              (303.8)         (192.2)        (182.3)
-----------------------------------------------------------------------------------------------------------------------------------
        Net cash used in continuing operations                                          (5,443.5)       (3,324.0)        (428.9)
        Net cash provided by discontinued operations                                         -               0.6           19.8
-----------------------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                           (5,443.5)       (3,323.4)        (409.1)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net change in short-term debt                                                           (100.0)          (18.7)         118.7
  Net proceeds from issuance of long-term debt to Nationwide Financial Services, Inc.      300.0           300.0            -
  Capital returned to shareholder                                                         (475.0)            -           (120.0)
  Cash dividends paid to shareholder                                                       (35.0)          (35.0)        (100.0)
  Increase in investment and universal life insurance product account values             6,278.9         5,976.7        4,517.0
  Decrease in investment and universal life insurance product account values            (1,923.4)       (4,216.0)      (5,377.1)
-----------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities                              4,045.5         2,007.0         (961.4)
-----------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                                                            (21.7)            4.2           13.6
Cash, beginning of year                                                                     22.6            18.4            4.8
-----------------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                                       $    0.9     $        22.6  $        18.4
===================================================================================================================================

See accompanying notes to consolidated financial statements, including note 14 which describes related party transactions.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001 and 2000

(1)       Organization and Description of Business

          Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) is a leading provider of life insurance and retirement savings products in the United States of America (U.S.) and is a wholly owned subsidiary of Nationwide Financial Services, Inc.
          (NFS). The Company develops and sells a diverse range of products including individual annuities, private and public sector pension plans and other investment products sold to institutions and life insurance. NLIC sells its products through a diverse network of distribution channels, including independent broker/dealers, wirehouse and regional firms, financial institutions, pension plan administrators, life insurance specialists, Nationwide Retirement Solutions, Nationwide Provident agents and Nationwide agents.

          Wholly owned  subsidiaries of NLIC include Nationwide Life and Annuity
          Insurance   Company   (NLAIC)  and  Nationwide   Investment   Services
          Corporation.

(2)       Summary of Significant Accounting Policies

          The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S.
          (GAAP), which differ from statutory accounting practices. The statutory financial statements of NLIC and NLAIC are presented on the basis of accounting practices prescribed or permitted by the Ohio Department of Insurance (the Department). The State of Ohio has adopted the National Association of Insurance Commissioners (NAIC) statutory accounting practices (NAIC SAP) as the basis of its statutory accounting practices. NLIC and NLAIC have no statutory accounting practices that differ from NAIC SAP. See also note 13.

          In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

          The most significant estimates include those used in determining deferred policy acquisition costs (DAC) for investment products and universal life insurance products, valuation allowances for mortgage loans on real estate, impairment losses on other investments and federal income taxes. Although some variability is inherent in these estimates, management believes the amounts provided are appropriate.

          (a)  Consolidation Policy

               The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling interest. All significant intercompany balances and transactions have been eliminated.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

     (b)  Valuation of Investments, Investment Income and Related Gains and
          Losses

          The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. The Company classifies fixed maturity and equity securities as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of adjustments to DAC, future policy benefits and claims, and deferred federal income tax, reported as a separate component of accumulated other comprehensive income (AOCI) in shareholders' equity. The adjustment to DAC represents the change in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a lower discount rate that would have been required if such unrealized gains been realized and the proceeds reinvested at lower market interest rates.

          Management regularly reviews its fixed maturity and equity securities portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process including, but not limited to, the current fair value as compared to amortized cost or cost, as appropriate, of the security, the length of time the security's fair value has been below amortized cost/cost, and by how much, and specific credit issues related to the issuer, and current economic conditions. Also, the Company estimates the cash flows over the life of certain purchased beneficial interests in securitized financial assets. Based on current information and events, if the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment is recognized and the purchased beneficial interest is written down to fair value. Other-than-temporary impairment losses result in a permanent reduction of the cost basis of the underlying investment

          For mortgage-backed securities, the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments; any resulting adjustment is included in net investment income. All other investment income is recorded on the accrual basis.

          Mortgage  loans on real  estate are  carried  at the unpaid  principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When the Company determines that a loan is impaired, a provision for loss is established equal to the difference between the carrying value and the estimated value of the mortgage loan. Estimated value is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

          The valuation allowance account for mortgage loans on real estate is maintained at a level believed adequate by the Company to absorb estimated probable credit losses. The Company's periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.

          Real estate is carried at cost less accumulated depreciation. Real estate designated as held for disposal is carried at the lower of the carrying value at the time of such designation or fair value less cost to sell. Other long-term investments are carried on the equity method of accounting. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

          Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in valuation allowances and impairment losses for other-than-temporary declines in fair values are included in realized gains and losses on investments, hedging instruments and hedged items.

     (c)  Derivative Instruments

          Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign currency fair value or cash flow hedge (foreign currency hedge) or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

          The Company enters into interest rate swaps, cross-currency swaps or Eurodollar Futures to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items. Changes in the fair value of the hedged item, attributable to the risk being hedged, are also recorded in realized gains and losses on investments, hedging instruments and hedged items. The adjustment of the carrying amount of hedged assets using Eurodollar Futures and firm commitments using Treasury Futures are accounted for in the same manner as other components of the carrying amount of that asset. The adjustment of the carrying amount is amortized to investment income over the life of the asset.

          The Company may enter into "receive fixed/pay variable" interest rate swaps to hedge existing floating rate assets or to hedge cash flows from the anticipated purchase of investments. These derivative instruments are classified as cash flow hedges and are carried at fair value, with the offset recorded in AOCI to the extent the hedging relationship is effective. The ineffective portion of the hedging relationship is recorded in realized gains and losses on investments, hedging instruments and hedged items. Gains and losses on cash flow derivative instruments are reclassified out of AOCI and recognized in earnings over the same period(s) that the hedged item affects earnings.

          Amounts receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder account values consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as realized gains and losses on investments, hedging instruments and hedged items, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are recorded in AOCI to the extent the hedging relationship is effective.

          From time to time, the Company may enter into a derivative transaction that will not qualify for hedge accounting. These include basis swaps (receive one variable rate, pay another variable rate) to hedge variable rate assets or foreign-denominated liabilities. These instruments are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

          The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the
          derivative  expires,  or  is  sold,   terminated  or  exercised,   the
          derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

          When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the Company continues to carry the derivative on the consolidated balance sheet at its fair value and no longer adjusts the hedged item for changes in fair value. The adjustment of the carrying amount of the hedged item is accounted for in the same manner as other components of the carrying amount of that item. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the consolidated balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the consolidated balance sheet and recognizes any gain or loss in net realized gains and losses on investments, hedging instruments and hedged items. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the consolidated balance sheet at fair value and gains and losses that were accumulated in AOCI are recognized immediately in realized gains and losses on investments, hedging instruments and hedged items. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in fair value in net realized gains and losses on investments, hedging instruments and hedged items.

          Prior to the January 1, 2001 adoption of SFAS 133, defined in note 2(k), provided they met specific criteria, interest rate and foreign currency swaps and futures were considered hedges and accounted for under the accrual and deferral method, respectively. Amounts receivable or payable under interest rate and foreign currency swaps were recognized as an adjustment to net investment income or interest credited to policyholder account values consistent with the nature of the hedged item. Changes in the fair value of interest rate swaps were not recognized on the consolidated balance sheets, except for interest rate swaps designated as hedges of fixed maturity securities available-for-sale, for which changes in fair values were reported in AOCI. Gains and losses on foreign currency swaps were recorded in earnings based on the related spot foreign exchange rate at the end of the reporting period. Gains and losses on these contracts offset those recorded as a result of translating the hedged foreign currency denominated liabilities and investments to U.S. dollars.

     (d)  Revenues and Benefits

          Investment Products and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policy account values and benefits and claims incurred in the period in excess of related policy account values.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



          Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

     (e)  Deferred Policy Acquisition Costs

          The costs of acquiring business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable sales expenses that relate to and vary with the production of new and renewal business have been deferred. DAC is subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each reporting period.

          For investment products (principally individual and group annuities) and universal life insurance products, DAC is being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges, less policy benefits and policy maintenance expenses. The DAC asset related to investment products and universal life insurance products is adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(b).

          The most significant assumptions that are involved in the estimation of future gross profits include future net separate account performance, surrender/lapse rates, interest margins and mortality. The Company's long-term assumption for net separate account performance is 8 percent. If actual net separate account performance varies from the 8 percent assumption, the Company assumes different performance levels over the next three years, such that the mean return equals the long-term assumption. This process is referred to as a reversion to the mean. The assumed net separate account return assumptions used in the DAC models are intended to reflect what is anticipated. However, based on historical returns of the S&P 500 Index, the Company's policy regarding the reversion to the mean process does not permit such returns to be below zero percent or in excess of 15 percent during the three-year reversion period.

          Changes in assumptions can have a significant impact on the calculation of DAC on investment products and universal life insurance products and their related amortization patterns. In the event actual experience differs from assumptions or assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense (DAC unlocking), which could be significant. In general, increases in the estimated general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

          Due to the magnitude of the DAC asset related to the individual variable annuity business, the sensitivity of the calculation to minor changes in the underlying assumptions and the related volatility that could result in the reported DAC balance without meaningful improvement in its reasonableness, the Company evaluates the appropriateness of the individual variable annuity DAC balance within pre-set parameters. Should the recorded balance of individual variable annuity DAC fall outside of these parameters for a prescribed period of time, or should the recorded balance fall outside of these parameters and the Company determines it is not reasonably possible to get back within this period of time, assumptions are required to be unlocked and the DAC is recalculated using revised best estimate assumptions. Otherwise, DAC on individual variable annuity business is not unlocked to reflect updated assumptions. In the event DAC assumptions are unlocked and revised, the Company will continue to use the reversion to the mean process.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


          For other investment products and universal life insurance products, DAC is unlocked each quarter to reflect revised best estimate assumptions, including the use of a reversion to the mean methodology over the next three years as it relates to net separate account performance. Any resulting DAC unlocking adjustments are reflected currently as a charge or credit to DAC amortization expense.

          For traditional life insurance products, DAC is predominantly being amortized with interest over the premium-paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue is estimated using the same assumptions as those used for computing liabilities for future policy benefits at issuance. Under existing accounting guidance, the concept of DAC unlocking does not apply to traditional life insurance products, although evaluations of DAC for recoverability at the time of policy issuance and loss recognition testing at each reporting period are required.

     (f)  Separate Accounts

          Separate account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. Separate account assets are recorded at fair value. The investment income and gains or losses of these accounts accrue directly to the contractholders. For certain contracts offered through separate accounts, the Company guarantees the contractholder a minimum return. The activity of the separate accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives. Such fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned.

     (g)  Future Policy Benefits

          The liability for future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies is the policy account balance, which represents participants' net premiums and deposits plus investment performance and interest credited less applicable contract charges.

          The liability for future policy benefits for traditional life insurance policies has been calculated by the net level premium method using interest rates varying from 6.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued.

          The liability for future policy benefits for payout annuities has been calculated using the present value of future benefits and maintenance costs discounted using interest rates varying from 3.0% to 13.0%. Also, as of December 31, 2002, the calculated reserve was adjusted to reflect the incremental reserve that would be required if unrealized gains and losses had been realized and therefore resulted in the use of a lower discount rate, as discussed in note 2(b).

     (h)  Participating Business

          Participating business represented approximately 15% in 2002 (17% in 2001 and 21% in 2000) of the Company's life insurance in-force, 59% of the number of life insurance policies in-force in 2002 (63% in 2001 and 66% in 2000), and 9% of life insurance statutory premiums in 2002 (9% in 2001 and 8% in 2000). The provision for policyholder dividends was based on then current dividend scales and has been included in Future policy benefits and claims in the accompanying consolidated balance sheets.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


     (i)  Federal Income Tax

          Through September 30, 2002, the Company filed a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC), the ultimate majority shareholder of NFS. The members of the NMIC consolidated federal income tax return group participated in a tax sharing arrangement, which provided, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

          As a result of NFS' acquisition of Nationwide Life Insurance Company of America (NLICA) and subsidiaries on October 1, 2002, under Internal Revenue Code regulations, NFS and its subsidiaries cannot file a life/non-life consolidated federal income tax return until five full years following NFS' departure from the NMIC consolidated federal income tax return group. Therefore, NFS and its direct non-life insurance company subsidiaries will file a consolidated federal income tax return; NLIC and NLAIC will file a consolidated federal income tax return; the direct non-life insurance companies under NLIC will file separate federal income tax returns; NLICA and its direct life insurance company subsidiaries will file a consolidated federal income tax return; and the direct non-life insurance companies under NLICA will file a consolidated federal income tax return, until 2008, when NFS expects to be able to file a single consolidated federal income tax return with all of its subsidiaries.

          The Company provides for federal income taxes based on amounts the Company believes it will ultimately owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain expenses and the realization of certain tax credits. In the event the ultimate deductibility of certain expenses or the realization of certain tax credits differ from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements.

          The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

     (j)  Reinsurance Ceded

          Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

     (k)  Recently Issued Accounting Pronouncements

          In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46). Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51) states that consolidation is usually necessary when a company has a "controlling financial interest" in another company, a condition most commonly achieved via ownership of a majority voting interest. FIN 46 clarifies the application of ARB 51, to certain "variable interest entities" (VIE) where (i) the equity investors are not empowered to make sufficient decisions about the entity's operations, or do not receive expected returns or absorb expected losses commensurate with their equity ownership; or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. VIEs are consolidated by their primary beneficiary, which is a party having a majority of the entity's expected losses, expected residual returns, or both. A company holding a significant variable interest in a VIE, but not deemed the primary beneficiary is subject to certain disclosure requirements specified by FIN 46. FIN 46 applies immediately to entities formed after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. It applies in the interim period beginning after June 15, 2003 to VIEs for which an enterprise holds a variable interest that it acquired prior to February 1, 2003 with earlier adoption permitted. FIN 46 may be applied on a prospective basis with a cumulative-effect adjustment made as of the date of initial application or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Company is evaluating the potential impact of adopting FIN 46 on the results of operations and financial position and currently expects to adopt FIN 46 on July 1, 2003. See note 19 for transitional disclosures pertaining to VIE relationships in which the Company has a significant variable interest.

          In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires a guarantor to provide more detailed interim and annual financial statement disclosures about obligations under certain guarantees it has issued. It also requires a guarantor to recognize, at the inception of new guarantees issued or modified after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee. Although superceded by FIN 45, the guidance provided in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others has been incorporated into FIN 45 without change. The adoption of the transitional components of FIN 45 by the Company on December 15, 2002 resulted in the inclusion of transition disclosures in note 17. The adoption of the remaining components of FIN 45 on January 1, 2003 is not expected to have a material impact on the financial position or results of operations of the Company.

          In June 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which the Company adopted January 1, 2003. Adoption of SFAS 146 is not expected to have any impact on the financial position or results of operations of the Company.

          In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections (SFAS 145), which the Company adopted on October 1, 2002. The adoption of SFAS 145 did not have any impact on the financial position or results of operations of the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

          In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (APB 30). SFAS 144 was adopted by the Company on January 1, 2002 and carries forward many of the provisions of SFAS 121 and APB 30 for recognition and measurement of the impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. Under SFAS 144, if a long-lived asset is part of a group that includes other assets and liabilities, then the provisions of SFAS 144 apply to the entire group. In addition, SFAS 144 does not apply to goodwill and other intangible assets that are not amortized. The adoption of SFAS 144 did not have a material impact on the results of operations or financial position of the Company.

          In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 applies to all acquired intangible assets whether acquired singularly, as part of a group, or in a business combination. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets (APB 17) and carries forward provisions in APB 17 related to internally developed intangible assets. SFAS 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. The Company adopted SFAS 142 on January 1, 2002, at which time, the Company had no unamortized goodwill and therefore, the adoption of SFAS 142 did not have any impact on the results of operations or financial position of the Company.

          In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 (SFAS 137), and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities (SFAS 138), was adopted by the Company effective January 1, 2001. All references hereafter to SFAS 133 include the amendments outlined in SFAS 137 and SFAS 138. Upon adoption, the provisions of SFAS 133 were applied prospectively.

          SFAS 133, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.

          The adoption of SFAS 133 resulted in the Company recording a net transition adjustment loss of $4.8 million (net of related income tax of $2.6 million) in net income. In addition, a net transition adjustment loss of $3.6 million (net of related income tax of $2.0 million) was recorded in AOCI as of January 1, 2001. The adoption of SFAS 133 resulted in the Company derecognizing $17.0 million of deferred assets related to hedges, recognizing $10.9 million of additional derivative instrument liabilities and $1.3 million of additional firm commitment assets, while also decreasing hedged future policy benefits by $3.0 million and increasing the carrying amount of hedged investments by $10.6 million.

          The adoption of SFAS 133 may increase the volatility of reported earnings and other comprehensive income. The amount of volatility will vary with the level of derivative and hedging activities and fluctuations in market interest rates and foreign currency exchange rates during any period.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


          In November 1999, the Emerging Issues Task Force (EITF) issued EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (EITF 99-20). The Company adopted EITF 99-20 on April 1, 2001. EITF 99-20 establishes the method of recognizing interest income and impairment on asset-backed investment securities. EITF 99-20 requires the Company to update the estimate of cash flows over the life of certain retained beneficial interests in securitization transactions and purchased beneficial interests in securitized financial assets. Pursuant to EITF 99-20, based on current information and events, if the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment should be recognized. The cumulative effect, net of tax, upon adoption of EITF 99-20 on April 1, 2001 decreased net income by $2.3 million with a corresponding increase to AOCI.

     (l)  Discontinued Operations

          As described more fully in note 14, NLIC paid a dividend to NFS in the form of all of the shares of common stock of Nationwide Securities, Inc. (NSI), a wholly owned broker/dealer subsidiary engaged in the asset management business. The accompanying consolidated financial statements and related notes reflect this business as discontinued operations.

     (m)  Reclassification

          Certain items in the 2001 and 2000 consolidated financial statements and related footnotes have been reclassified to conform to the 2002 presentation.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


     (3)  Investments

          The amortized cost, gross unrealized gains and losses and estimated fair value of securities available-for-sale as of December 31, 2002 and 2001 were:

                                                                                   Gross         Gross
                                                                  Amortized      unrealized    unrealized     Estimated
         (in millions)                                               cost          gains         losses       fair value
         ==================================================================================================================

         December 31, 2002:
           Fixed maturity securities:
             U.S. Treasury securities and obligations of U.S.
               Government corporations and agencies             $                 $   64.4        $  0.3    $
                                                                        774.3                                       838.4
             Obligations of states and political subdivisions            20.8          1.1           -               21.9
             Debt securities issued by foreign governments               39.3          2.7           -               42.0
             Corporate securities                                    14,143.5        934.5         116.6         14,961.4
             Mortgage-backed   securities   -  U.S.   Government      3,808.9        157.3         154.8          3,811.4
              backed
             Asset-backed securities                                  4,347.5        146.5           0.1          4,493.9
         ------------------------------------------------------------------------------------------------------------------
                 Total fixed maturity securities                     23,134.3      1,306.5         271.8         24,169.0
           Equity securities                                             85.1          7.1           7.9             84.3
         ------------------------------------------------------------------------------------------------------------------
                 Total                                             $ 23,219.4    $ 1,313.6       $ 279.7       $ 24,253.3
         ==================================================================================================================

         December 31, 2001:
           Fixed maturity securities:
             U.S. Treasury securities and obligations of U.S.
               Government corporations and agencies             $                 $   23.1     $     0.5    $
                                                                        263.2                                       285.8
             Obligations of states and political subdivisions             7.6          0.3           -                7.9
             Debt securities issued by foreign governments               41.8          2.6           -               44.4
             Corporate securities                                    11,769.8        470.6         176.5         12,063.9
             Mortgage-backed securities - U.S. Government backed      2,012.3         67.8           3.7          2,076.4
             Asset-backed securities                                  3,866.9         76.7          51.2          3,892.4
         ------------------------------------------------------------------------------------------------------------------
                 Total fixed maturity securities                     17,961.6        641.1         231.9         18,370.8
           Equity securities                                             83.0         11.0           -               94.0
         ------------------------------------------------------------------------------------------------------------------
                 Total                                             $ 18,044.6      $ 652.1       $ 231.9       $ 18,464.8
         ==================================================================================================================


          As of December 31, 2002, the Company had unrealized losses on fixed maturity securities available-for-sale of $271.8 million, including $7.3 million related to securities that had a fair value that was less than 80% of amortized cost as of December 31, 2002 and 2001. As part of the Company's normal assessment of other-than-temporary impairments of investments, as described in note 2(b), each of these securities were evaluated and no further impairments were deemed necessary as of December 31, 2002.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


          The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2002, by expected maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                              Amortized       Estimated
         (in millions)                                                                          cost          fair value
         ==================================================================================================================
         Fixed maturity securities available for sale:
            Due in one year or less                                                          $    1,100.2     $       965.0
            Due after one year through five years                                                 6,769.6           7,155.4
            Due after five years through ten years                                                5,107.7           5,553.1
            Due after ten years                                                                   2,000.4           2,190.2
         ------------------------------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------------------------------------
                 Subtotal                                                                        14,977.9          15,863.7
             Mortgage-backed securities - U.S. Government backed                                  3,808.9           3,811.4
             Asset-backed securities                                                              4,347.5           4,493.9
         ------------------------------------------------------------------------------------------------------------------
                 Total                                                                        $  23,134.3       $  24,169.0
         ==================================================================================================================

          The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:

         (in millions)                                                                           2002            2001
         ==================================================================================================================
         Unrealized gains, before adjustments and taxes                                         $ 1,033.9         $ 420.2
         Adjustment to deferred policy acquisition costs                                           (300.6)          (94.9)
         Adjustment to future policy benefits and claims                                           (133.2)         -
         Deferred federal income tax                                                               (210.0)         (113.9)
         ------------------------------------------------------------------------------------------------------------------
                  Net unrealized gains                                                          $   390.1         $ 211.4
         ==================================================================================================================

          An analysis of the change in gross unrealized gains on securities available-for-sale for the years ended December 31:

         (in millions)                                                          2002              2001            2000
         ==================================================================================================================
         Securities available-for-sale:
           Fixed maturity securities                                            $ 625.5           $ 212.0         $ 280.5
           Equity securities                                                      (11.8)              5.5            (2.5)
         ------------------------------------------------------------------------------------------------------------------
                  Net change                                                    $ 613.7           $ 217.5         $ 278.0
         ==================================================================================================================

          Proceeds from the sale of securities available-for-sale during 2002, 2001 and 2000 were $1.53 billion, $497.8 million and $602.0 million, respectively. During 2002, gross gains of $42.0 million ($31.3 million and $12.4 million in 2001 and 2000, respectively) and gross losses of $16.6 million ($10.1 million and $15.4 million in 2001 and 2000, respectively) were realized on those sales.

          The Company had $28.0 million and $25.2 million of real estate investments as of December 31, 2002 and 2001, respectively, that were non-income producing the preceding twelve months.

          Real estate is presented at cost less accumulated depreciation of $18.6 million as of December 31, 2002 ($22.0 million as of December 31, 2001). The carrying value of real estate held for disposal totaled $46.0 million and $33.4 million as of December 31, 2002 and 2001, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


          The recorded investment of mortgage loans on real estate considered to be impaired was $27.4 million as of December 31, 2002 ($29.9 million as of December 31, 2001), which includes $10.9 million ($5.3 million as of December 31, 2001) of impaired mortgage loans on real estate for which the related valuation allowance was $2.5 million ($1.0 million as of December 31, 2001) and $16.5 million ($24.6 million as of December 31, 2001) of impaired mortgage loans on real estate for which there was no valuation allowance. Impaired mortgage loans with no valuation allowance are a result of collateral dependent loans where the fair value of the collateral is greater than the recorded investment of the loan. During 2002, the average recorded investment in impaired mortgage loans on real estate was $5.5 million ($7.9 million in 2001) and interest income recognized on those loans totaled $0.1 million in 2002 ($0.4 million in 2001) which is equal to interest income recognized using a cash-basis method of income recognition.

          Activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31 was as follows:

         (in millions)                                                           2002             2001            2000
         ===================================================================================================================
         Allowance, beginning of year                                           $ 42.9           $ 45.3          $ 44.4
           Additions (reductions) charged (credited) to operations                 1.5             (1.2)            4.1
           Direct write-downs charged against the allowance                       (1.0)            (1.2)           (3.2)
           Allowance on acquired mortgage loans                                    -                -               -
         -------------------------------------------------------------------------------------------------------------------
              Allowance, end of year                                            $ 43.4           $ 42.9          $ 45.3
         ===================================================================================================================

          An analysis of investment income (loss) from continuing operations by investment type follows for the years ended December 31:

         (in millions)                                                             2002            2001           2000
         ===================================================================================================================
           Securities available-for-sale:
             Fixed maturity securities                                          $ 1,332.5        $ 1,181.1      $ 1,095.5
             Equity securities                                                        1.9              1.8            2.6
           Mortgage loans on real estate                                            563.8            527.9          494.5
           Real estate                                                               26.8             33.1           32.2
           Short-term investments                                                    12.6             28.0           26.0
           Derivatives                                                              (79.6)           (19.7)           3.9
           Other                                                                     31.0             20.9           49.3
         -------------------------------------------------------------------------------------------------------------------
               Gross investment income                                            1,889.0          1,773.1        1,704.0
         Less investment expenses                                                    50.5             48.4           50.1
         -------------------------------------------------------------------------------------------------------------------
               Net investment income                                            $ 1,838.5        $ 1,724.7      $ 1,653.9
         ===================================================================================================================

          An analysis of net realized losses on investments, hedging instruments and hedged items from continuing operations, by source follows for the years ended December 31:

          (in millions)                                                                 2002          2001          2000
          ===================================================================================================================
          UNRELATED PARTIES:
              Realized gains on sales, net of hedging losses:
                 Fixed maturity securities, available-for-sale                        $    42.0    $     30.1     $     7.4
                 Hedging losses on fixed maturity sales                                   (41.1)         (1.5)          -
                 Equity securities, available-for-sale                                      -             1.2           5.0
                 Real estate                                                               14.0           3.3           3.5
                 Mortgage loans on real estate                                              3.2          11.2           0.2
                 Mortgage loan hedging losses                                              (1.2)         (8.1)          -
                 Other                                                                      0.1           1.2           1.8
          -------------------------------------------------------------------------------------------------------------------
                     Total realized gains on sales - unrelated parties                     17.0          37.4          17.9
          -------------------------------------------------------------------------------------------------------------------

              Realized losses on sales, net of hedging gains:
                 Fixed maturity securities, available-for-sale                            (15.7)         (9.3)        (15.1)
                 Hedging gains on fixed maturity sales                                     10.7           0.1           -
                 Equity securities, available-for-sale                                     (0.9)         (0.8)         (0.3)
                 Real estate                                                               (3.0)         (1.4)         (0.9)
                 Mortgage loans on real estate                                             (3.3)         (0.6)         (2.6)
                 Mortgage loans hedging gains                                               0.9           -             -
                 Other                                                                     (1.0)         (7.7)         (0.3)
          -------------------------------------------------------------------------------------------------------------------
                     Total realized losses on sales - unrelated parties                   (12.3)        (19.7)        (19.2)
          -------------------------------------------------------------------------------------------------------------------

              Derivatives, excluding hedging gains and losses on sales                      8.0           0.2          (2.7)

              Other-than-temporary impairments:
                 Fixed maturity securities, available-for-sale                           (111.6)        (66.1)        (10.5)
                 Equity securities, available-for-sale                                      -           (13.8)          -
                 Real estate                                                               (2.4)          -            (3.3)
                 Mortgage loans on real estate                                             (6.3)         (0.7)         (1.6)
          -------------------------------------------------------------------------------------------------------------------
                       Total other-than-temporary impairments                            (120.3)        (80.6)        (15.4)
          -------------------------------------------------------------------------------------------------------------------

          Total - unrelated parties                                                      (107.6)        (62.7)        (19.4)

           Related parties - gain on sale of limited partnership                           23.2          44.4           -
          -------------------------------------------------------------------------------------------------------------------
               Net realized losses on investments, hedging instruments and hedged
                 items                                                                $   (84.4)    $   (18.3)     $  (19.4)
          ===================================================================================================================

          Fixed maturity securities with an amortized cost of $7.3 million as of December 31, 2002 and $6.6 million as of December 31, 2001 were on deposit with various regulatory agencies as required by law.

          As of  December  31,  2002 and  2001 the  Company  had  pledged  fixed maturity securities with a fair value of $152.4 million and $112.3 million, respectively, as collateral to various derivative counterparties.

          As of December 31, 2002 and 2001 the Company held collateral of $413.1 million and $18.0 million, respectively, on derivative transactions. This amount is included in short-term investments with a corresponding liability recorded in other liabilities.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

          As of December 31, 2002 and 2001, the Company had loaned securities with a fair value of $950.5 million and $775.5 million, respectively. As of December 31, 2002 and 2001 the Company held collateral of $974.5 million and $791.6 million, respectively. This amount is included in short-term investments with a corresponding liability recorded in other liabilities.

     (4)  Deferred Policy Acquisition Costs

          As part of the regular quarterly analysis of DAC, at the end of the third quarter of 2002, the Company determined that using actual experience to date and assumptions consistent with those used in the second quarter of 2002, its individual variable annuity DAC balance would be outside a pre-set parameter of acceptable results. The Company also determined that it was not reasonably possible that the DAC would return to an amount within the acceptable parameter within a prescribed period of time. Accordingly, the Company unlocked its DAC assumptions for individual variable annuities and reduced the DAC asset to the amount calculated using the revised assumptions. Because the Company unlocked the net separate account growth rate assumption for individual variable annuities for the three-year reversion period, the Company unlocked that assumption for all investment products and variable universal life insurance products to be consistent across product lines.

          Therefore, the Company recorded an acceleration of DAC amortization totaling $347.1 million, before tax, or $225.6 million, net of $121.5 million of federal income tax benefit, which has been reported in the following segments in the amounts indicated, net of tax: Individual Annuity - $213.4 million, Institutional Products - $7.8 million and Life Insurance - $4.4 million. The acceleration of DAC amortization was the result of unlocking certain assumptions underlying the calculation of DAC for investment products and variable universal life insurance products. The most significant assumption changes were the resetting of the Company's anchor date for reversion to the mean calculations to September 30, 2002, and resetting the assumption for net separate account growth to 8 percent during the three-year reversion period for all investment products and variable life insurance products, as well as increasing the future lapses and costs related to guaranteed minimum death benefits on individual variable annuity contracts. These adjustments were primarily driven by the sustained downturn in the equity markets.

     (5)  Short-term Debt

          NLIC has established a $500 million commercial paper program under which borrowings are unsecured and are issued for terms of 364 days or less. NLIC had no commercial paper outstanding as of December 31, 2002 and $100.0 million outstanding, at an average effective rate of 1.90%, as of December 31, 2001. See also note 15.

          The Company paid interest on short-term debt totaling $0.7 million, $5.3 million and $1.3 million in 2002, 2001 and 2000, respectively, including 0.5 million to NFS in 2002.

     (6)  Long-term Debt, payable to Nationwide Financial Services, Inc.

          In December 2001, NLIC sold NFS a 7.50%, $300.0 million surplus note maturing on December 17, 2031. In June 2002, NLIC sold NFS an 8.15%, $300.0 million surplus note maturing June 27, 2032. Principal and interest payments are subject to prior approval by the superintendent of insurance of the State of Ohio.

          The Company made interest payments on surplus notes to NFS totaling $30.1 million in 2002, none in 2001.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

     (7)  Derivative Financial Instruments

          QUALITATIVE DISCLOSURE

          Interest Rate Risk Management

          The Company is exposed to changes in the fair value of fixed rate investments (commercial mortgage loans and corporate bonds) due to changes in interest rates. To manage this risk, the Company enters into various types of derivative instruments to minimize fluctuations in fair values resulting from changes in interest rates. The Company principally uses interest rate swaps and short Eurodollar futures to manage this risk.

          Under interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments, thereby creating floating rate investments.

          Short Eurodollar futures change the fixed rate cash flow exposure to variable rate cash flows. With short Eurodollar futures, if interest rates rise (fall), the gains (losses) on the futures adjust the fixed rate income on the investments, thereby creating floating rate investments.

          As a result of entering into commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of the commitment due to changes in interest rates during the commitment period. To manage this risk, the Company enters into short Treasury futures.

          With short Treasury futures, if interest rates rise (fall), the gains (losses) on the futures will offset the change in fair value of the commitment.

          Floating rate investments (commercial mortgage loans and corporate bonds) expose the Company to fluctuations in cash flow and investment income due to changes in interest rates. To manage this risk, the Company enters into receive fixed, pay variable over-the-counter interest rate swaps or long Eurodollar futures strips to convert the variable rate investments to a fixed rate.

          In using interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments; thereby creating fixed rate assets.

          The long Eurodollar futures change the variable rate cash flow exposure to fixed rate cash flows. With long Eurodollar futures, if interest rates rise (fall), the losses (gains) on the futures are used to reduce fluctuations in variable rate income on the investments, thereby creating fixed rate investments.

          Foreign Currency Risk Management

          In conjunction with the Company's medium-term note program, from time to time, the Company issues both fixed and variable rate liabilities denominated in foreign currencies. As a result, the Company is exposed to changes in fair value of the liabilities due to changes in foreign currency exchange rates and interest rates. To manage these risks, the Company enters into cross-currency interest rate swaps to convert these liabilities to a variable U.S. dollar rate.

          For a fixed rate liability, the cross-currency interest rate swap is structured to receive a fixed rate, in the foreign currency, and pay a variable U.S. dollar rate, generally 3-month libor. For a variable rate foreign liability, the cross-currency interest rate swap is structured to receive a variable rate, in the foreign currency, and pay a variable U.S. dollar rate, generally 3-month libor.

          The Company is exposed to changes in fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and interest rates. To manage this risk, the Company uses cross-currency interest rate swaps to convert these assets to variable U.S. dollar rate instruments.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

          Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in the foreign currency, and receive a variable U.S. dollar rate, generally 3-month libor.

          Non-Hedging Derivatives

          From time-to-time, the Company enters into over-the-counter basis swaps (receive one variable rate, pay another variable rate) to change the rate characteristics of a specific investment to better match the variable rate paid on a liability. While the pay-side terms of the basis swap will line up with the terms of the asset, the Company is not able to match the receive-side terms of the derivative to a specific liability; therefore, basis swaps do not receive hedge accounting treatment.

          The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns, to replicate a higher yielding bond. The credit default swaps do not receive hedge accounting treatment.

          QUANTITATIVE DISCLOSURE

          Fair Value Hedges

          During the years ended December 31, 2002 and 2001, gains of $7.1 million and $2.1 million, respectively, were recognized in net realized losses on investments, hedging instruments and hedged items. This represents the ineffective portion of the fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments' change in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

          Cash Flow Hedges

          For the year ended December 31, 2002, the ineffective portion of cash flow hedges was a gain of $1.8 million, and was immaterial in 2001. There were no gains or losses attributable to the portion of the derivative instruments' change in fair value excluded from the assessment of hedge effectiveness.

          The Company anticipates reclassifying less than $0.1 million in losses out of AOCI over the next 12-month period.

          As of December 31, 2002, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions is twelve months. During 2002 and 2001, the Company did not discontinue any cash flow hedges because the original forecasted transaction was no longer probable.

          Other Derivative Instruments, Including Embedded Derivatives

          Net realized gains and losses on investments, hedging instruments and hedged items for the years ended December 31, 2002 and 2001 include a loss of $2.2 million and $1.6 million, respectively, related to other derivative instruments, including embedded derivatives. For the years ended December 31, 2002 and 2001, a gain of $120.4 million and a loss of $27.7 million, respectively, were recorded in net realized losses on investments, hedging instruments and hedged items reflecting the change in fair value of cross-currency interest rate swaps hedging variable rate medium-term notes denominated in foreign currencies. An offsetting loss of $119.6 million and a gain of $26.3 million were recorded in net realized losses on investments, hedging instruments and hedged items to reflect the change in spot rates of these foreign currency denominated obligations during the years ended December 31, 2002 and 2001, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


          The notional amount of derivative financial instruments outstanding as of December 31, 2002 and 2001 were as follows:

         (in millions)                                                                                2002         2001
         ===================================================================================================================
          Interest rate swaps:
            Pay fixed/receive variable rate swaps hedging investments                            $   2,206.5  $  1,952.3
            Pay variable/receive fixed rate swaps hedging investments                                  229.7       698.4
            Pay variable/receive variable rate swaps hedging investments                               221.0       197.8
            Other contracts hedging investments                                                        690.8        523.0

         Cross currency interest rate swaps:
             Hedging foreign currency denominated investments                                          111.0        56.1
             Hedging foreign currency denominated liabilities                                        3,963.6     2,500.4
         Interest rate futures contracts                                                             4,250.9     6,019.4
         -------------------------------------------------------------------------------------------------------------------
               Total                                                                             $  11,673.5  $ 11,947.4
         ===================================================================================================================


     (8)  Federal Income Tax

          Effective October 1, 2002, Nationwide Corporation's ownership in NFS decreased from 80% to 63%, and as a result, NFS and its subsidiaries, inlcuding the Company, no longer qualify to be included in the NMIC consolidated federal income tax return. Also, see note 2(i) for a discussion of changes related to the Company's federal income tax consolidation group.

          The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 2002 and 2001 were as follows:

         (in millions)                                                                              2002          2001
         ===================================================================================================================
         Deferred tax assets:
           Equity securities                                                                      $    -     $       6.5
           Mortgage loans on real estate and real estate                                               -             7.5
           Future policy benefits                                                                    102.0           8.2
           Liabilities in separate accounts                                                          447.6         482.5
           Derivatives                                                                               118.6          93.0
           Other                                                                                      40.1          81.8
         -------------------------------------------------------------------------------------------------------------------
             Gross deferred tax assets                                                               708.3         679.5
           Less valuation allowance                                                                   (7.0)         (7.0)
         -------------------------------------------------------------------------------------------------------------------
             Net deferred tax assets                                                                 701.3         672.5
         -------------------------------------------------------------------------------------------------------------------

         Deferred tax liabilities:
           Fixed maturity securities                                                                 402.2         173.0
           Equity securities and other investments                                                    37.4          31.7
           Deferred policy acquisition costs                                                         762.0         861.3
           Derivatives                                                                                78.4          91.5
           Deferred tax on realized investment gains                                                   -            26.1
           Other                                                                                      50.5          68.8
         -------------------------------------------------------------------------------------------------------------------
             Gross deferred tax liabilities                                                        1,330.5       1,252.4
         -------------------------------------------------------------------------------------------------------------------
                Net deferred tax liability                                                       $   629.2     $   579.9
         ===================================================================================================================

          In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income tax paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged for each of the years in the three-year period ended December 31, 2002.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

          The Company's current federal income tax liability was $176.4 million and $186.2 million as of December 31, 2002 and 2001, respectively.

          Federal  income tax expense  attributable  to income  from  continuing
          operations   before   cumulative  effect  of  adoption  of  accounting
          principles for the years ended December 31 was as follows:


         (in millions)                                                             2002            2001           2000
         ===================================================================================================================
         Current                                                                  $  63.7         $   32.2       $   77.6
         Deferred                                                                   (55.0)           129.0          129.7
         -------------------------------------------------------------------------------------------------------------------
            Federal income tax expense                                           $    8.7          $ 161.2        $ 207.3
         ===================================================================================================================

          The customary relationship between federal income tax (benefit) expense and pre-tax (loss) income from continuing operations before cumulative effect of adoption of accounting principles does not exist in 2002. This is a result of the impact of the $347.1 million of accelerated DAC amortization reported in 2002 (see note 4) compared to the level of pre-tax earnings.

          Total federal income tax expense for the years ended December 31, 2002, 2001 and 2000 differs from the amount computed by applying the U.S. federal income tax rate to income from continuing operations before federal income tax expense and cumulative effect of adoption of accounting principles as follows:


                                                             2002                     2001                    2000
                                                     ----------------------   ----------------------  ----------------------
         (in millions)                                  Amount        %          Amount        %         Amount        %
         ===================================================================================================================
         Computed (expected) tax expense                  $59.3      35.0         $220.1      35.0        $239.1      35.0
         Tax exempt interest and dividends
           received deduction                             (38.9)    (22.9)         (48.8)     (7.7)        (24.7)     (3.6)
         Income tax credits                               (12.7)     (7.5)         (11.5)     (1.8)         (8.0)     (1.2)
         Other, net                                         1.0       0.5            1.4       0.1           0.9       0.1
         -------------------------------------------------------------------------------------------------------------------
             Total (effective rate of each year)         $  8.7       5.1         $161.2      25.6        $207.3      30.3
         ===================================================================================================================

          Total federal income tax paid (refunded) was $71.0 million, $(45.4) million and $74.6 million during the years ended December 31, 2002, 2001 and 2000, respectively. The 2002 amount includes $56.0 million for previously deferred intercompany gains for tax purposes that became due when NFS no longer qualified to be included in the NMIC consolidated federal income tax return, as described in note 2(i).

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


     (9)  Comprehensive Income

          Comprehensive income includes net income as well as certain items that are reported directly within a separate component of shareholder's equity that bypass net income. Other comprehensive income is comprised of net unrealized gains on securities available-for-sale and accumulated net gains (losses) on cash flow hedges. The related before and after federal income tax amounts for the years ended December 31, 2002, 2001 and 2000 were as follows:

         (in millions)                                                           2002             2001            2000
         ===================================================================================================================
         Unrealized gains on securities available-for-sale arising
            during the period:
            Gross                                                              $  527.5         $  164.0        $  264.5
            Adjustment to deferred policy acquisition costs                      (205.7)           (71.7)          (74.0)
            Adjustment to future policy benefits and claims                      (133.2)             -               -
            Related federal income tax expense                                    (66.0)           (32.3)          (66.7)
         -------------------------------------------------------------------------------------------------------------------
               Net unrealized gains                                               122.6             60.0           123.8
         -------------------------------------------------------------------------------------------------------------------

         Reclassification adjustment for net losses on
            securities available-for-sale realized during the period:
            Gross                                                                  86.2             58.7            13.5
            Related federal income tax benefit                                    (30.2)           (20.5)           (4.7)
         -------------------------------------------------------------------------------------------------------------------
               Net reclassification adjustment                                     56.0             38.2             8.8
         -------------------------------------------------------------------------------------------------------------------

         Other comprehensive income on securities available-for-sale              178.6             98.2           132.6
         -------------------------------------------------------------------------------------------------------------------

         Accumulated net gain (loss) on cash flow hedges:
            Gross                                                                  16.9            (13.5)            -
            Related federal income tax (expense) benefit                           (5.9)             4.7             -
         -------------------------------------------------------------------------------------------------------------------
              Other comprehensive income (loss) on cash flow hedges                11.0             (8.8)            -
         -------------------------------------------------------------------------------------------------------------------

         Accumulated net loss on transition adjustments:
               Transition adjustment - SFAS 133                                     -               (5.6)            -
               Transition adjustment - EITF 99-20                                   -                3.5             -
               Related federal income tax benefit                                   -                0.7             -
         -------------------------------------------------------------------------------------------------------------------
                 Other comprehensive loss on transition adjustments                 -               (1.4)            -
         -------------------------------------------------------------------------------------------------------------------
                Total other comprehensive income                              $   189.6         $   88.0         $ 132.6
         ===================================================================================================================

          Reclassification adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during 2002 and 2001 and, therefore, are not reflected in the table above.

     (10) Fair Value of Financial Instruments

          The following disclosures summarize the carrying amount and estimated fair value of the Company's financial instruments. Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


          The fair value of a financial instrument is defined as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is to be based on estimates using present value or other valuation techniques. Many of the Company's assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments.

          Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from the disclosure requirements, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

          The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

          In estimating its fair value disclosures, the Company used the following methods and assumptions:

               Fixed maturity and equity securities: The fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices. The carrying amount and fair value for fixed maturity and equity securities exclude the fair value of derivatives contracts designated as hedges of fixed maturity and equity securities.

               Mortgage loans on real estate, net: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Estimated value is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral, if the loan is collateral dependent.

               Policy loans, short-term investments and cash: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair value.

               Separate account assets and liabilities: The fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, which is net of certain surrender charges.

               Investment contracts: The fair value for the Company's liabilities under investment type contracts is based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

               Policy reserves on life insurance contracts: Included are disclosures for individual and corporate-owned life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, for which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

               Short-term debt and collateral received - securities lending and derivatives: The carrying amounts reported in the consolidated balance sheets for these instruments approximates their fair value.

               Long-term debt, payable to NFS: The fair value for long-term debt is based on estimated market prices.

               Commitments to extend credit: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 11.

               Interest rate and cross currency interest rate swaps: The fair value for interest rate and cross currency interest rate swaps are calculated with pricing models using current rate assumptions.

               Futures contracts: The fair value for futures contracts is based on quoted market prices.

          Carrying amount and estimated fair value of financial instruments subject to disclosure requirements and policy reserves on life insurance contracts were as follows as of December 31:

                                                                         2002                             2001
                                                            -------------------------------  -------------------------------
                                                               Carrying       Estimated         Carrying       Estimated
         (in millions)                                          amount        fair value         amount        fair value
         ===================================================================================================================
         Assets:
           Investments:
             Securities available-for-sale:
               Fixed maturity securities                      $ 24,169.0      $ 24,169.0       $ 18,370.8      $ 18,370.8
               Equity securities                                    84.3            84.3             94.0            94.0
             Mortgage loans on real estate, net                  7,923.2         8,536.4          7,113.1         7,293.3
             Policy loans                                          629.2           629.2            591.1           591.1
             Short-term investments                              1,210.3         1,210.3          1,011.3         1,011.3
           Cash                                                      0.9             0.9             22.6            22.6
           Assets held in separate accounts                     47,208.2        47,208.2         59,513.0        59,513.0

         Liabilities:
           Investment contracts                                (25,276.3)      (23,634.1)       (19,549.5)      (18,421.0)
           Policy reserves on life insurance contracts          (6,403.5)       (6,479.6)        (5,666.5)       (5,524.4)
           Collateral received - securities lending and
               derivatives                                      (1,363.6)       (1,363.6)          (809.6)         (809.6)
           Short-term debt                                           -               -             (100.0)         (100.0)
           Long-term debt, payable to NFS                         (600.0)         (600.0)          (300.0)         (300.0)
           Liabilities related to separate accounts            (47,208.2)      (45,524.6)       (59,513.0)      (58,387.3)

         Derivative financial instruments:
           Interest rate swaps hedging assets                     (141.2)         (141.2)            (5.6)           (5.6)
           Cross currency interest rate swaps                      325.1           325.1            (66.0)          (66.0)
           Futures contracts                                       (45.7)          (45.7)           (33.0)          (33.0)
         -------------------------------------------------------------------------------------------------------------------

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


     (11) Risk Disclosures

          The following is a description of the most significant risks facing the Company and how it mitigates those risks:

          Credit Risk: The risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining sound reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

          Interest Rate Risk: The risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer could potentially have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

          Legal/Regulatory Risk: The risk that changes in the legal or regulatory environment in which an insurer operates will result in increased competition, reduced demand for a company's products, or create additional expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by offering a wide range of products and by operating throughout the U. S., thus reducing its exposure to any single product or jurisdiction and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

          Financial Instruments with Off-Balance-Sheet Risk: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans and derivative financial instruments. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

          Commitments  to fund  fixed  rate  mortgage  loans on real  estate are agreements to lend to a borrower and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgaged property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to generally lend no more than 80% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $252.5 million extending into 2003 were outstanding as of December 31, 2002. The Company also had $77.3 million of commitments to purchase fixed maturity securities outstanding as of December 31, 2002.

          Notional  amounts  of  derivative  financial  instruments,   primarily
          interest rate swaps, interest rate futures contracts and foreign currency swaps, significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to the Company, including accrued interest receivable due from counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements and other contract provisions. As of December 31, 2002, the Company's credit risk from these derivative financial instruments was $73.3 million, net of $387.1 million of cash collateral and $25.9 million in securities pledged as collateral.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

          Equity Market Risk: Asset fees calculated as a percentage of the separate account assets are a significant source of revenue to the Company. As of December 31, 2002, 76% of separate account assets were invested in equity mutual funds. Gains and losses in the equity markets will result in corresponding increases and decreases in the Company's separate account assets and the reported asset fee revenue. In addition, a decrease in separate account assets may decrease the Company's expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in guaranteed minimum death benefit (GMDB) claims, which may require the Company to accelerate the amortization of DAC.

          The Company's individual variable annuity contracts offer GMDB features. The GMDB generally provides a benefit if the annuitant dies and the policyholder contract value is less than a specified amount, which may be based on the premiums paid less amounts withdrawn or policyholder contract value on a specified anniversary date. A decline in the stock market causing the policyholder contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the policyholder contract value, which could result in additional GMDB claims. As of December 31, 2002, the net amount at risk, defined as the excess of the death benefit over the account value, was $6.55 billion before reinsurance and $2.96 billion net of reinsurance. As of December 31, 2002, the Company's reserve for GMDB claims was $13.7 million

          Significant Concentrations of Credit Risk: The Company grants mainly commercial mortgage loans on real estate to customers throughout the
          U. S. As of December 31, 2002, the Company has a diversified portfolio with no more than 22% in any geographic area and no more than 1% with any one borrower. As of December 31, 2002, 33% of the carrying value of the Company's commercial mortgage loan portfolio financed retail properties.

          Significant Business Concentrations: As of December 31, 2002, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location. Also, the Company did not have a concentration of business transactions with a particular customer, lender or distribution source, a market or
          geographic   area  in  which  business  is  conducted  that  makes  it
          vulnerable to an event which could cause a severe impact to the Company's financial position.

          Guarantee Risk: In connection with the selling of securitized interests in Low Income Housing Tax Credit Funds (Tax Credit Funds), see note 17, the Company guarantees a specified minimum return to the investor. The guaranteed return varies by transaction and follows general market trends. The Company's risk related to securitized interests in Tax Credit Funds is that the tax benefits provided to the investor are not sufficient to provide the guaranteed cumulative after-tax yields. The Company mitigates these risks by having qualified individuals with extensive industry experience perform due diligence on each of the underlying properties to ensure they will be capable of delivering the amount of credits anticipated and by requiring cash reserves to be held at various levels within these structures to provide for possible shortfalls in the amount of credits generated.

          Reinsurance: The Company has entered into reinsurance contracts to cede a portion of its general account individual annuity business. Total recoveries due from these contracts were $362.3 million as of December 31, 2002. The contracts are immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contracts, trusts have been established as collateral for the recoveries. The trust assets are invested in investment grade securities, the fair value of which must at all times be greater than or equal to 100% or 102% of the reinsured reserves, as outlined in the underlying contract.

          Collateral - Derivatives: The Company enters into agreements with various counterparties to execute over-the-counter derivative transactions. The Company's policy is to include a Credit Support Annex with each agreement to protect the Company for any exposure above the approved credit threshold. This also protects the counterparty against exposure to the Company. The Company generally posts securities as collateral and receives cash as collateral from counterparties. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest or dividends received during the loan term.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

          Collateral - Securities Lending: The Company, through its agent, lends certain portfolio holdings and in turn receives cash collateral. The cash collateral is invested in high-quality short-term investments. The Company's policy requires a minimum of 102% of the fair value of the securities loaned be maintained as collateral. Net returns on the investments, after payment of a rebate to the borrower, are shared between the Company and its agent. Both the borrower and the Company can request or return the loaned securities at any time. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest or dividends received during the loan term.

     (12) Pension Plan, Postretirement Benefits Other than Pensions and Retirement Savings Plan

          The Company is a participant, together with other affiliated companies except for Nationwide Provident, in pension plans covering all employees who have completed at least one year of service and who have met certain age requirements. Plan contributions are invested in a group annuity contract of NLIC. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

          Pension costs charged to operations by the Company during the years ended December 31, 2002, 2001 and 2000 were $10.0 million, $5.0 million and $1.9 million, respectively. The Company has recorded a pension liability of $0.5 million as of December 31, 2002 compared to a prepaid pension asset of $9.4 million as of December 31, 2001.

          In addition to the defined benefit pension plan, the Company, together with certain other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

          The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation (APBO), however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

          The Company's accrued postretirement benefit expense as of December 31, 2002 and 2001 was $51.9 million and $53.8 million, respectively, and the net periodic postretirement benefit cost (NPPBC) for 2002, 2001 and 2000 was $3.5 million, $2.9 million and $3.8 million, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


          Information regarding the funded status of the pension plan as a whole and the postretirement life and health care benefit plan as a whole as of December 31, 2002 and 2001 follows:

                                                                         Pension Benefits         Postretirement Benefits
                                                                    --------------------------- ----------------------------
         (in millions)                                                  2002          2001           2002          2001
         ===================================================================================================================
         Change in benefit obligation:
             Benefit obligation at beginning of year                $   2,132.2    $  1,981.7    $     314.0   $
                                                                                                                     276.4
             Service cost                                                 103.3          89.3           13.2          12.6
             Interest cost                                                135.6         129.1           22.5          21.4
             Participant contributions                                      -             -              4.0           3.3
             Plan amendment                                               (11.5)         27.7         (117.7)          0.2
             Actuarial (gain) loss                                        (13.1)         (5.8)          54.0          20.2
             Benefits paid                                                (97.6)        (89.8)         (20.3)        (20.1)
             Impact of settlement/curtailment                             (12.7)          -              -             -
         -------------------------------------------------------------------------------------------------------------------
                Benefit obligation at end of year                       2,236.2       2,132.2          269.7         314.0
         ===================================================================================================================

         Change in plan assets:
             Fair value of plan assets at beginning of year             2,200.7       2,337.1          119.7         119.4
             Actual return on plan assets                                (142.4)        (46.6)         (12.7)         (0.2)
             Employer contribution                                          4.3           -             16.2          17.3
             Participant contributions                                      -             -              4.0           3.3
             Benefits paid                                                (97.6)        (89.8)         (20.3)        (20.1)
         -------------------------------------------------------------------------------------------------------------------
                Fair value of plan assets at end of year                1,965.0       2,200.7          106.9         119.7
         -------------------------------------------------------------------------------------------------------------------

         Funded status                                                   (271.2)         68.5         (162.8)       (194.3)
         Unrecognized prior service cost                                   33.6          49.5         (116.9)          0.2
         Unrecognized net losses (gains)                                  225.9         (79.3)          71.9          (4.0)
         Unrecognized net (asset) obligation at transition                 (3.8)         (5.1)           0.1           0.8
         -------------------------------------------------------------------------------------------------------------------
                Prepaid (accrued) benefit cost, net                 $     (15.5)      $  33.6       $ (207.7)    $  (197.3)

         ===================================================================================================================

          Two significant plan changes were enacted to the postretirement benefit plans as of December 31, 2002. The postretirement medical plan was revised to reflect the current expectation that there will be no further increases in the benefit cap after 2006. Prior to 2007, it is assumed that benefit caps will increase 3% per year. The postretirement death benefit plan was revised to reflect that all employer subsidies will be phased out beginning in 2007. The 2007 subsidy is assumed to be 2/3 of the current subsidy and the 2008 subsidy is assumed to be 1/3 of the current amount. There is no employer subsidized benefit assumed after 2008.

          Effective January 1, 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) raised IRS limits for benefits and salaries considered in qualified pension plans. The projected benefit obligation decreased by $11.5 million from December 31, 2001 due to the anticipation of the EGTRRA sunset provisions not recognized in the December 31, 2001 calculations.

          Pension costs in 2002 and December 31, 2002 pension liabilities include curtailment charges and gains calculated for the disposal of a segment of participants. Settlement credits of $10.0 million were directly assigned to NMIC and no costs were assigned to the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


          Assumptions used in calculating the funded status of the pension plan and postretirement life and health care benefit plan were as follows:

                                                                        Pension Benefits          Postretirement Benefits
                                                                   ---------------------------   ---------------------------
                                                                       2002          2001            2002          2001
         ===================================================================================================================
         Weighted average discount rate                               6.00%         6.50%           6.60%         7.25%
         Rate of increase in future compensation levels               4.50%         4.75%             -             -
         Assumed health care cost trend rate:
               Initial rate                                             -             -             11.30%1       11.00%
               Ultimate rate                                            -             -              5.70%1        5.50%
               Declining period                                         -             -            11 Years       4 Years
         -------------------------------------------------------------------------------------------------------------------
         ----------
         1         The 2002 initial rate is 12.3% for participants over age 65, with an ultimate rate of 6.39%.

          The components of net periodic pension cost for the pension plan as a whole for the years ended December 31, 2002, 2001 and 2000 were as follows:

         (in millions)                                                            2002            2001            2000
         ===================================================================================================================
         Service cost (benefits earned during the period)                    $       103.3       $    89.3       $    81.4
         Interest cost on projected benefit obligation                                135.6          129.1           125.3
         Expected return on plan assets                                             (178.6)         (183.8)         (184.5)
         Recognized gains                                                                 -           (7.8)          (11.8)
         Amortization of prior service cost                                                            3.2             3.2
                                                                                   4.4
         Amortization of unrecognized transition asset                                                (1.3)           (1.3)
                                                                                  (1.3)
         -------------------------------------------------------------------------------------------------------------------
            Net periodic pension cost                                        $         63.4      $    28.7       $    12.3
         ===================================================================================================================

          A curtailment gain of $19.8 million was recognized in 2000 as the result of a former affiliate of NMIC ending its participation in the pension plan.

          Assumptions used in calculating the net periodic pension cost for the pension plan were as follows:

                                                                                        2002          2001          2000
         ===================================================================================================================
         Weighted average discount rate                                                 6.50%         6.75%        7.00%
         Rate of increase in future compensation levels                                 4.75%         5.00%        5.25%
         Expected long-term rate of return on plan assets                               8.25%         8.00%        8.25%
         -------------------------------------------------------------------------------------------------------------------

          The plan's investment strategy was modified based on the recommendations of a pension optimization study. This change in investment strategy is expected to increase long-term real rates of return 0.50% while maintaining the same aggregate risk level. For this reason, the expected long-term rate of return was increased to 8.25% in 2002 from 8.00% in 2001.

          The components of NPPBC for the postretirement benefit plan as a whole for the years ended December 31, 2002, 2001 and 2000 were as follows:

         (in millions)                                                                  2002          2001          2000
         ====================================================================================================================
         Service cost (benefits attributed to employee service during the year)        $  13.2        $ 12.6        $ 12.2
         Interest cost on accumulated postretirement benefit obligation                   22.4          21.4          18.7
         Expected return on plan assets                                                   (9.2)         (9.6)         (7.9)
         Amortization of unrecognized transition obligation of affiliates                  0.6           0.6           0.6
         Net amortization and deferral                                                    (0.4)         (0.4)         (1.3)
         --------------------------------------------------------------------------------------------------------------------
             NPPBC                                                                     $  26.6        $ 24.6        $ 22.3
         ====================================================================================================================

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

          Actuarial assumptions used for the measurement of the NPPBC for the postretirement benefit plan for 2002, 2001 and 2000 were as follows:

                                                                                        2002          2001          2000
         ====================================================================================================================
         Discount rate                                                                  7.25%         7.50%         7.80%
         Long-term rate of return on plan assets                                        7.75%         8.00%         8.30%
         Assumed health care cost trend rate:
            Initial rate                                                               11.30%        11.00%        13.00%
            Ultimate rate                                                               5.70%         5.50%         5.50%
            Declining period                                                          11 Years       4 Years       5 Years
         --------------------------------------------------------------------------------------------------------------------

          Because current plan costs are very close to the employer dollar caps, the health care cost trend has an immaterial effect on plan obligations for the postretirement benefit plan as a whole. For this reason, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the APBO as of December 31, 2002 and on the NPPBC for the year ended December 31, 2002 was not calculated.

          The Company, together with other affiliated companies, sponsors a defined contribution retirement savings plan covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 22%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company's expense for contributions to this plan totaled $5.7 million, $5.6 million and $4.4 million for 2002, 2001 and 2000, respectively, including amounts related to discontinued operations that are immaterial.

     (13) Shareholder's Equity, Regulatory Risk-Based Capital, Retained Earnings and Dividend Restrictions

          The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceed the minimum risk-based capital requirements for all periods presented herein.

          The statutory capital and surplus of NLIC as of December 31, 2002 and 2001 was $1.61 billion and $1.76 billion, respectively. The statutory net income of NLIC for the years ended December 31, 2002, 2001 and 2000 was $92.5 million, $83.1 million and $158.7 million, respectively.

          The NAIC completed a project to codify statutory accounting principles (Codification), which became effective January 1, 2001 for NLIC and NLAIC. The resulting change to NLIC's January 1, 2001 surplus was an increase of approximately $80.0 million. The significant change for NLIC, as a result of Codification, was the recording of deferred taxes, which were not recorded prior to the adoption of Codification.

          The Company is limited in the amount of shareholder dividends it may pay without prior approval by the Department. As of December 31, 2002 no dividends could be paid by NLIC without prior approval.

          In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of the State of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its shareholders.

          The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses, interest and shareholder dividends in the future.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


     (14) Related Party Transactions

          During 2001, the Company entered into a transaction with NMIC, whereby it sold 78% of its interest in a limited partnership (representing 49% of the limited partnership) to NMIC for $158.9 million. As a result of this sale, the Company recorded a realized gain of $44.4 million, and related tax expense of $15.5 million. During 2002, the Company entered into transactions with NMIC and Nationwide Indemnity Company (NIC), whereby it sold 100% of its remaining interest in the limited partnership (representing 15.11% of the limited partnership) to NMIC and NIC for a total of $54.5 million. As a result of this sale, the Company recorded a realized gain of $23.2 million and related tax expense of $8.1 million. The sales prices for each transaction, which were paid in cash, represented the fair value of the portions of limited partnership interests that were sold and were based on valuations of the limited partnership and its underlying investments as of the effective dates of the transactions. The valuations were completed by qualified management of the limited partnership and utilized a combination of internal and independent valuations of the underlying investments of the limited partnership. Additionally, senior financial officers and the Boards of Directors of the Company and NMIC separately reviewed, through their respective Finance Committees, and approved the process and methodology of the valuations prior to the execution of these transactions. The Company no longer holds an economic or voting interest in the limited partnership.

          NLIC has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates. Total account values of these contracts were $4.50 billion and $4.68 billion as of December 31, 2002 and 2001, respectively. Total revenues from these contracts were $143.3 million, $150.7 million and $156.8 million for the years ended December 31, 2002, 2001 and 2000, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees. Total interest credited to the account balances were $114.8 million, $122.5 million and $135.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties who are similarly situated.

          As discussed in more detail in note 2(i), through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC and beginning October 1, 2002, will file a consolidated federal income tax return with NLICA. Total payments to (from) NMIC were $71.0 million, $(45.4) million and $74.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

          NLIC has a reinsurance agreement with NMIC whereby all of NLIC's accident and health business not ceded to unaffiliated reinsurers is ceded to NMIC on a modified coinsurance basis. Either party may terminate the agreement on January 1 of any year with prior notice. Under a modified coinsurance agreement, the ceding company retains invested assets and investment earnings are paid to the reinsurer. Under the terms of NLIC's agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. Risk of asset default is retained by NLIC, although a fee is paid to NLIC for the retention of such risk. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC for the years ended December 31, 2002, 2001 and 2000 were $325.0 million, $200.7 million and $170.1 million, respectively, while benefits, claims and expenses ceded were $328.4 million, $210.1 million and $171.0 million, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

          Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as investment management, advertising, personnel and general management services, to those subsidiaries. Expenses covered by such agreement are subject to allocation among NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commission expense and other methods agreed to by the participating companies that are within industry guidelines and practices. In addition, Nationwide Services Company, LLC, a subsidiary of NMIC, provides computer, telephone, mail, employee benefits administration, and other services to NMIC and certain of its direct and indirect subsidiaries, including the Company, based on specified rates for units of service consumed. For the years ended December 31, 2002, 2001 and 2000, the Company made payments to NMIC and Nationwide Services Company, LLC, totaling $135.6 million, $139.8 million and $150.3 million, respectively. The Company does not believe that expenses recognized under these agreements are materially different than expenses that would have been recognized had the Company operated on a stand-alone basis.

          Under a marketing agreement with NMIC, NLIC makes payments to cover a portion of the agent marketing allowance that is paid to Nationwide agents. These costs cover product development and promotion, sales literature, rent and similar items. Payments under this agreement totaled $24.9 million, $26.4 million and $31.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

          The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 2002, 2001 and 2000, the Company made lease payments to NMIC and its subsidiaries of $20.2 million, $18.7 million and $14.1 million, respectively.

          The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or after a stated period, the seller will repurchase the securities at the original sales price plus interest. As of December 31, 2002 and 2001, the Company had no borrowings from affiliated entities under such agreements. During 2002 and 2001, the most the Company had outstanding at any given time was $224.9 million and $368.5 million, respectively, and the Company incurred interest expense on intercompany repurchase agreements of $0.3 million and $0.2 million for 2002 and 2001, respectively. Transactions under the agreements during 2000 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

          The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC for the benefit of the Company were $87.0 million and $54.8 million as of December 31, 2002 and 2001, respectively,  and  are  included  in  short-term  investments  on the
          accompanying   consolidated  balance  sheets.  For  the  years  ending
          December 31, 2002, 2001 and 2000, the Company paid NCMC fees and expenses totaling $0.3 million, $0.4 million and $0.3 million, respectively.

          Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the three years ended December 31, 2002 were $50.3 million, $52.9 million and $65.0 million, respectively.

          Funds of Gartmore Global Investments, Inc. (GGI), an affiliate, are offered as investment options in certain of the Company's products. As of December 31, 2002, total GGI funds in the Company's products were $12.21 billion. For the year ended December 31, 2002, GGI paid the Company $38.8 million for the distribution and servicing of these funds.

          During 2002, NLIC paid a dividend of $35.0 million and dividends in the form of return of capital of $475.0 million to NFS.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


          In addition, in June 2002, NLIC paid a dividend to NFS in the form of all of the shares of common stock of NSI, a wholly owned broker/dealer subsidiary. Therefore, the results of the operations of NSI have been reflected as discontinued operations for all periods presented. This was a transaction between related parties and therefore was recorded at carrying value, $10.0 million, of the underlying components of the transaction rather than fair value. Such amount represents a non-cash transaction that is not reflected in the Consolidated Statement of Cash Flows.

          In December 2001, NLIC sold NFS a 7.50%, $300.0 million surplus note maturing on December 17, 2031. In June 2002, NLIC sold NFS an 8.15%, $300.0 million surplus note maturing June 27, 2032. The Company made interest payments on surplus notes to NFS totaling $30.1 million in 2002 and none in 2001. In addition, the Company made interest payments on unsecured notes to NFS totaling $0.5 million in 2002.

     (15) Bank Lines of Credit

          The Company has available as a source of funds a $1 billion revolving credit facility entered into by NFS, NLIC and NMIC. The facility is comprised of a five-year $700 million agreement and a 364 day $300 million agreement with a group of financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility contains covenants, including, but not limited to, requirements that the Company maintain consolidated tangible net worth, as defined, in excess of $1.69 billion and NLIC maintain statutory surplus in excess of $935 million. The Company had no amounts outstanding under this agreement as of December 31, 2002. NLIC is currently required to maintain an available credit facility equal to 50% of any amounts outstanding under its $500 million commercial paper program. Therefore, availability under the aggregate $1 billion credit facility is reduced by an amount equal to 50% of any commercial paper outstanding. NLIC did not have any commercial paper outstanding as of December 31, 2002.

     (16) Contingencies

          On October 29, 1998, the Company was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint seeks to bring a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by the Company and the other named Company affiliates, which plaintiff contends were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. On June 11, 1999, the Company and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by the Company and the other named defendants. On January 25, 2002, the plaintiffs filed a motion for leave to amend their complaint to add three new named plaintiffs. On February 9, 2002, the plaintiffs filed a motion for class certification. On April 16, 2002, the Company and the other named defendants filed a motion for summary judgment on the individual claims of plaintiff Mercedes Castillo. On May 28, 2002, the Court denied plaintiffs' motion to add new persons as named plaintiffs, but granted Marcus Shore's request to withdraw as named plaintiff, so the action is now proceeding with Mercedes Castillo as the only named plaintiff. On November 4, 2002, the Court issued a decision granting the Company's and the other defendants' motion for summary judgment on all of plaintiff Mercedes Castillo's individual claims, and ruling that plaintiff's motion for class certification is moot. Judgment for the Company was entered on November 15, 2002. On December 16, 2002, plaintiff Mercedes Castillo filed a notice of appeal from the court's orders (a) granting the defendants' motion for summary judgment; and (b) denying plaintiff's motion for leave to amend the complaint to add three new named plaintiffs. The Company's responsive brief is due by April 23, 2003 and plaintiff's reply brief is due by May 12, 2003. The Company intends to defend this lawsuit vigorously.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



          On August 15, 2001, the Company was named in a lawsuit filed in Connecticut federal court titled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. On September 6, 2001, the plaintiffs amended their complaint to include class action allegations. Plaintiffs seek to represent a class of retirement plans that purchased variable annuities from NLIC to fund qualified ERISA retirement plans. The amended complaint alleges that the retirement plans purchased variable annuity contracts from the Company that allowed plan participants to invest in funds that were offered by separate mutual fund companies; that the Company was a fiduciary under ERISA; that the Company breached its fiduciary duty when it accepted certain fees from the mutual fund companies that purportedly were never disclosed by the Company; and that the Company violated ERISA by replacing many of the funds originally included in the plaintiff's annuities with "inferior" funds because the new funds purportedly paid higher fees to the Company. The amended complaint seeks disgorgement of the fees allegedly received by the Company and other unspecified compensatory damages, declaratory and injunctive relief and attorney's fees. On December 3, 2001, the plaintiffs filed a motion for class certification. The Company is opposing that motion. The Company's Motion to Dismiss was denied on September 11, 2002. On January 14, 2003, plaintiffs filed a motion to file a second amended complaint and the motion was granted on February 21, 2003. The second amended complaint removes the claims asserted against the Company concerning a violation of ERISA through the replacement of many of the funds originally included in the plaintiffs' annuities with "inferior" funds that purportedly paid higher fees to the Company. The Company intends to defend this lawsuit vigorously.

          There can be no assurance that any such litigation will not have a material adverse effect on the Company in the future.

     (17) Securitization Transactions

          During 2002, the Company sold credit enhanced equity interests in Tax Credit Funds to unrelated third parties for $125.3 million and recognized $6.8 million of income. The Company guaranteed cumulative after-tax yield to unrelated third party investors ranging from 5.15% to 5.25%. These guarantees are in effect for approximately 15 years. The Tax Credit Funds will provide a stream of tax benefits to the investors that will generate a yield and return of capital. To the extent that the tax benefits are not sufficient to provide these cumulative after-tax yields, then the Company must fund any shortfall, which is mitigated by cash reserves established by the Company at the inception of the transactions.

          The maximum amount of undiscounted future payments that the Company could be required to pay the investors under the terms of the guarantees is $368.7 million. The Company does not anticipate making any payments related to the guarantees.

          At the time of the sales, $4.9 million of net sale proceeds were set aside as reserves for certain properties owned by the Tax Credit Funds that had not met all of the criteria necessary to generate tax credits. Such criteria include completion of construction and the leasing of each unit to a qualified tenant among other criteria. Properties meeting the necessary criteria are considered to have "stabilized." The properties are evaluated regularly and upon stabilizing, the reserve is released, and during 2002, $0.5 million of stabilization reserves were released into income.

          To the extent there are cash deficits in any specific property owned by the Tax Credit Funds, property reserves, property operating guarantees and reserves held by the Tax Credit Funds are exhausted before the Company is required to perform under its guarantees. To the extent the Company is ever required to perform under its guarantees, it can recover any such funding out of the cash flow distributed from the sale of any and/or all of the underlying properties of the Tax Credit Funds. This cash flow distribution would be paid to the Company prior to any cash flow distributions to unrelated third party investors.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



     (18) Segment Information

          The Company uses differences in products as the basis for defining its reportable segments. The Company reports three product segments:
          Individual Annuity, Institutional Products and Life Insurance. During the second quarter of 2002, the Company paid a dividend to NFS that resulted in the disposal of a portion of the business that had been reported in the Corporate segment (see note 14). As a result, this business has been reported as discontinued operations. Also, structured products transactions previously reported in the Corporate segment are now reported in the Institutional Products segment. Amounts reported for all periods have been revised to reflect these changes and to conform to the 2002 presentation.

          The Individual Annuity segment consists of individual The BEST of AMERICA(R) and private label deferred variable annuity products, deferred fixed annuity products and income products. Individual deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, variable annuity contracts provide the customer with access to a wide range of investment options and asset protection in the event of an untimely death, while fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods.

          The Institutional Products segment is comprised of the Company's Private and Public Sector pension plans, medium-term note program and structured products transactions. The Private Sector includes the 401(k) business generated through fixed and variable annuities. The Public Sector includes the Internal Revenue Code Section 457 business in the form of fixed and variable annuities.

          The Life Insurance segment consists of investment life products, including individual variable life and COLI products, traditional life insurance products and universal life insurance. Life insurance products provide a death benefit and generally also allow the customer to build cash value on a tax-advantaged basis.

          In addition to the product segments, the Company reports a Corporate segment. The Corporate segment includes net investment income not allocated to the three product segments, unallocated expenses and interest expense on debt. In addition to these operating revenues and expenses, the Company also reports net realized gains and losses on investments not related to securitizations, hedging instruments and hedged items in the Corporate segment, but does not consider them as part of operating income.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

          The following tables summarize the financial results of the Company's business segments for the years ended December 31, 2002, 2001 and 2000.

                                                Individual    Institutional        Life
         (in millions)                           Annuity         Products       Insurance       Corporate        Total
         ===================================================================================================================
         2002:
         Net investment income                   $   668.5    $      800.2      $    328.6     $      41.2    $   1,838.5
         Other operating revenue                     526.2           177.9           537.7             0.7        1,242.5
         -------------------------------------------------------------------------------------------------------------------
            Total operating revenue 1              1,194.7           978.1           866.3            41.9        3,081.0
         -------------------------------------------------------------------------------------------------------------------
         Interest credited to policyholder
            account values                           505.9           548.9           186.4             -          1,241.2
         Amortization of deferred policy
            acquisition costs                        528.2            53.7            88.2             -            670.1
         Interest expense on debt                      -               -               -              36.0           36.0
         Other benefits and expenses                 283.4           172.1           420.2             4.1          879.8
         -------------------------------------------------------------------------------------------------------------------
            Total benefits and expenses            1,317.5           774.7           694.8            40.1        2,827.1
         -------------------------------------------------------------------------------------------------------------------
         Operating (loss) income before
            federal income taxes 1                  (122.8)          203.4           171.5             1.8          253.9
         Net realized losses on investments,
            hedging instruments and hedged
            items                                      -               -               -             (84.4)         (84.4)
         -------------------------------------------------------------------------------------------------------------------
         (Loss) income from continuing
            operations before federal income
            taxes and cumulative effect of
            adoption      of      accounting   $    (122.8)   $      203.4      $    171.5    $              $      169.5
         principles                                                                                  (82.6)
         ===================================================================================================================

         Assets as of year end                   $ 40,830.0     $ 30,440.7       $ 9,676.3       $ 5,075.6     $ 86,022.6
         ===================================================================================================================
         ---------
          1    Excludes net realized gains and losses on investments not related
               to   securitizations,   hedging  instruments  and  hedged  items,
               discontinued  operations  and  cumulative  effect of  adoption of accounting principles.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



                                                Individual    Institutional        Life
         (in millions)                           Annuity         Products       Insurance       Corporate        Total
         ===================================================================================================================
         2001:
         Net investment income                $      534.7    $      847.5      $    323.3    $       19.2    $   1,724.7
         Other operating revenue                     556.0           209.4           511.5             1.6        1,278.5
         -------------------------------------------------------------------------------------------------------------------
            Total operating revenue 1              1,090.7         1,056.9           834.8            20.8        3,003.2
         -------------------------------------------------------------------------------------------------------------------
         Interest credited to policyholder
            account values                           433.2           627.8           177.7             -          1,238.7
         Amortization of deferred policy
            acquisition costs                        220.0            47.6            80.3             -            347.9
         Interest expense on debt                      -               -               -               6.2            6.2
         Other benefits and expenses                 206.1           170.2           387.1            (2.1)         761.3
         -------------------------------------------------------------------------------------------------------------------
            Total benefits and expenses              859.3           845.6           645.1             4.1        2,354.1
         -------------------------------------------------------------------------------------------------------------------
         Operating income before
            federal income taxes 1                   231.4           211.3           189.7            16.7          649.1
         Net realized losses on investments,
            hedging instruments and hedged
            items                                      -               -               -             (20.2)         (20.2)
         -------------------------------------------------------------------------------------------------------------------
         Income (loss) from continuing
            operations before federal income
            taxes and cumulative effect of
           adoption      of       accounting  $      231.4    $      211.3      $    189.7    $       (3.5)     $
         principles                                                                                                 628.9
         ===================================================================================================================
                                                                                                          2
         Assets as of year end                  $ 43,885.4     $  34,130.1      $  9,129.0      $  4,010.1     $ 91,154.6
         ===================================================================================================================
         2000:
         Net investment income                $      482.0    $      827.4      $    289.2    $       55.3     $  1,653.9
         Other operating revenue                     625.9           251.6           462.1             2.9        1,342.5
         -------------------------------------------------------------------------------------------------------------------
            Total operating revenue 1              1,107.9         1,079.0           751.3            58.2
                                                                                                                  2,996.4
         -------------------------------------------------------------------------------------------------------------------
         Interest credited to policyholder
            account values                           396.4           628.8           157.2             -          1,182.4
         Amortization of deferred policy
            acquisition costs                        238.7            49.2            64.2             -            352.1
         Interest expense on debt                      -               -               -               1.3            1.3
         Other benefits and expenses                 192.1           181.0           368.8            16.2          758.1
         -------------------------------------------------------------------------------------------------------------------
            Total benefits and expenses              827.2           859.0           590.2            17.5        2,293.9
         -------------------------------------------------------------------------------------------------------------------
         Operating income before
            federal income taxes 1                   280.7           220.0           161.1            40.7          702.5
         Net realized losses on investments,
            hedging instruments and hedged
            items                                      -               -               -             (19.4)         (19.4)
         -------------------------------------------------------------------------------------------------------------------
         Income from continuing operations
            before federal income taxes and
            cumulative effect of adoption of
            accounting principles             $      280.7    $      220.0     $     161.1    $       21.3   $      683.1
         ===================================================================================================================
                                                                                                          3
         Assets as of year end                  $ 45,422.5      $ 37,217.3      $  8,103.3      $  1,824.2    $ 92,567.3
         ===================================================================================================================

         ----------

          1 Excludes net realized gains and losses on investments not related to securitizations, hedging instruments and hedged items, discontinued operations and cumulative effect of adoption of accounting principles.

          2    Includes  $24.8  million  of  assets   related  to   discontinued
               operations.

          3    Includes  $22.5  million  of  assets   related  to   discontinued
               operations.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued

          The Company has no significant revenue from customers located outside of the U.S. nor does the Company have any significant long-lived assets located outside the U.S.

     (19) Variable Interest Entities

          As of December 31, 2002, the Company had investments of $71.0 million in Tax Credit Funds for the purpose of generating favorable after-tax investment returns for the Company. These Tax Credit Funds and those that the Company has sold to others with a guarantee of the cumulative after-tax return, which are described in more detail in note 17, may be considered a VIE in accordance with FIN 46. See note 2(k). The Company's maximum exposure to loss as a result of its involvement in these VIEs is $439.6 million, which is comprised of the carrying value of the Tax Credit Funds held by the Company for its own use and the maximum amount of undiscounted future payments that the Company could be required to pay the investors under the terms of the guarantees.

     (20) Subsequent Event

          On February 13, 2003, NFS contributed as additional paid-in capital $200.0 million cash to NLIC for general corporate purposes.

PART C. OTHER INFORMATION


Item 24.      FINANCIAL STATEMENTS AND EXHIBITS

              (a) Financial Statements:

              Nationwide Life Insurance Company and subsidiaries:

                      Independent Auditors' Report.

                      Consolidated Balance Sheets as of December
                      31, 2002 and 2001.

                      Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000.

                      Consolidated Statements of Shareholder's Equity for the years ended December 31, 2002, 2001 and 2000.

                      Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000.

                      Notes to Consolidated Financial Statements.



Item 24. (b) Exhibits
                 (1)  Resolution of the Depositor's Board of        Filed previously with Registration Statement
                      Directors authorizing the establishment       (SEC File No. 333-104339) and hereby
                      of the Registrant                             incorporated by reference.

                 (2)  Not Applicable

                 (3)  Underwriting or Distribution of               Filed previously with Registration Statement
                      contracts between the Depositor and           (SEC File No. 333-104339) and hereby
                      Principal Underwriter                         incorporated by reference.

                 (4)  The form of the variable annuity contract     Attached hereto.

                 (5)  Variable Annuity Application                  Attached hereto.

                 (6)  Articles of Incorporation of Depositor        Filed previously with Registration Statement
                                                                    (SEC File No. 333-104339) and hereby
                                                                    incorporated by reference.

                 (7)  Not Applicable

                 (8)  Not Applicable

                 (9)  Opinion of Counsel                            Filed previously with Registration Statement
                                                                    (SEC File No. 333-104339) and hereby
                                                                    incorporated by reference.
                 (10) Not Applicable

                 (11) Not Applicable

                 (12) Not Applicable

                 (13) Performance Advertising Calculation           Filed previously with Registration Statement
                       Schedule                                     (SEC File No. 333-104339) and hereby
                                                                    incorporated by reference.


Item 25.       DIRECTORS AND OFFICERS OF THE DEPOSITOR

               W.G. Jurgensen, Director, Chairman of the Board and Chief Executive Officer
               Joseph J. Gasper, Director, President and Chief Operating Officer Patricia R. Hatler, Executive Vice President, General Counsel and Secretary
               Richard D. Headley, Executive Vice President
               Donna A. James, Executive Vice President-Chief Administrative Officer
               Michael C. Keller, Executive Vice President-Chief Information Officer
               Douglas C. Robinette, Executive Vice President-Corporate Strategy Robert A. Rosholt, Executive Vice President-Finance and Investments
               John R. Cook, Jr., Senior Vice President-Chief Communications Officer
               David A. Diamond, Senior Vice President-Corporate Strategy
               Dennis P. Drent, Senior Vice President-Internal Audits
               Philip C. Gath, Senior Vice President-Chief Actuary-Nationwide Financial
               J. Lynn Greenstein, Senior Vice President-Product Management David K. Hollingsworth, Senior Vice President-President-Nationwide Insurance Sales
               David R. Jahn, Senior Vice President-Product Management
               Richard A. Karas, Senior Vice President-Sales-Financial Services Gregory S. Lashutka, Senior Vice President-Corporate Relations Gary D. McMahan, Senior Vice President
               Michael D. Miller, Senior Vice President-NI Finance
               Brian W. Nocco, Senior Vice President and Treasurer
               Mark D. Phelan, Senior Vice President-Technology and Operations Kathleen D. Ricord, Senior Vice President-Marketing and Strategy John S. Skubik, Senior Vice President-Consumer Finance
               Mark R. Thresher, Senior Vice President-Chief Financial Officer Richard M. Waggoner, Senior Vice President-Operations
               Susan A. Wolken, Senior Vice President-Product Management and Nationwide Financial Marketing
               James G. Brocksmith, Jr., Director
               Henry S. Holloway, Director
               James F. Patterson, Director
               Gerald D. Prothro, Director
               Joseph A. Alutto, Director
               Donald L. McWhorter, Director
               Arden L. Shisler, Director
               Alex Shumate, Director
               Lydia M. Marshall, Director
               David O. Miller, Director

               The business address of the Directors and Officers of the Depositor is:

               One Nationwide Plaza
               Columbus, Ohio 43215

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

          *    Subsidiaries for which separate financial statements are filed

          ** Subsidiaries included in the respective consolidated financial statements

          *** Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries

          **** Other subsidiaries


--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                          ORGANIZATION       SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
  1717 Advisory Services, Inc.          Pennsylvania                           The company is inactive and formerly
                                                                               registered as an investment advisor.
--------------------------------------------------------------------------------------------------------------------------
  1717 Brokerage Services, Inc.         Pennsylvania                           This company is registered as a
                                                                               broker-dealer.
--------------------------------------------------------------------------------------------------------------------------
  1717 Capital Management Company       Pennsylvania                           The company is registered as a
                                                                               broker-dealer and investment advisor.
--------------------------------------------------------------------------------------------------------------------------
  1717 Insurance Agency of              Massachusetts                          Established to grant proper licensing to
  Massachusetts, Inc.                                                          former Provident Mutual Companies in
                                                                               Massachusetts.
--------------------------------------------------------------------------------------------------------------------------
  1717 Insurance Agency of Texas, Inc.  Texas                                  Established to grant proper licensing to
                                                                               former Provident Mutual Companies in
                                                                               Texas.
--------------------------------------------------------------------------------------------------------------------------
  401(k) Companies, Inc. (The)          Texas                                  This company acts as a holding company.
--------------------------------------------------------------------------------------------------------------------------
  401(k) Company (The)                  Texas                                  The company is a third-party
                                                                               administrator providing record keeping
                                                                               services for 401(k) plans.
--------------------------------------------------------------------------------------------------------------------------
  401(k) Investment Advisors, Inc.      Texas                                  The company is an investment advisor
                                                                               registered with the Securities and
                                                                               Exchange Commission
--------------------------------------------------------------------------------------------------------------------------
  401(k) Investment Services, Inc.      Texas                                  The company is a broker-dealer registered
                                                                               with the National Association of
                                                                               Securities Dealers, Inc., a
                                                                               self-regulatory body empowered to
                                                                               regulate the over-the-counter securities
                                                                               business.
--------------------------------------------------------------------------------------------------------------------------
  Affiliate Agency of Ohio, Inc.        Ohio                                   The company is an insurance agency
                                                                               marketing life insurance and annuity
                                                                               products through financial institutions.
--------------------------------------------------------------------------------------------------------------------------
  Affiliate Agency, Inc.                Delaware                               The company is an insurance agency
                                                                               marketing life insurance and annuity
                                                                               products through financial institutions.
--------------------------------------------------------------------------------------------------------------------------
  AGMC Reinsurance Ltd.                 Turks & Caicos                         The company is in the business of
                                        Islands                                reinsurance of mortgage guaranty risks.
--------------------------------------------------------------------------------------------------------------------------
  AID Finance Services, Inc.            Iowa                                   This company operates as a holding
                                                                               company.
--------------------------------------------------------------------------------------------------------------------------
  ALLIED Document Solutions, Inc.       Iowa                                   The company provides general printing
                                                                               services to its affiliated companies as
                                                                               well as to unaffiliated companies.
--------------------------------------------------------------------------------------------------------------------------
  ALLIED General Agency Company         Iowa                                   The company acts as a general agent and surplus
                                                                               lines broker for property and casualty insurance
                                                                               products.
--------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                           ORGANIZATION      SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
 ALLIED Group Insurance Marketing       Iowa                                   The company engages in the direct marketing of
 Company                                                                       property and casualty insurance products.
--------------------------------------------------------------------------------------------------------------------------
 ALLIED Group, Inc.                     Iowa                                   The company is a property and casualty
                                                                               insurance holding company.
--------------------------------------------------------------------------------------------------------------------------
 ALLIED Property and Casualty           Iowa                                   The company underwrites general property
 Insurance Company                                                             and casualty insurance.
--------------------------------------------------------------------------------------------------------------------------
 Allied Texas Agency, Inc.              Texas                                  The company acts as a managing general
                                                                               agent to place personal and commercial
                                                                               automobile insurance with Colonial County
                                                                               Mutual Insurance Company for the
                                                                               independent agency companies.
--------------------------------------------------------------------------------------------------------------------------
 Allnations, Inc.                       Ohio                                   The company engages in promoting,
                                                                               extending, and strengthening cooperative
                                                                               insurance organizations throughout the
                                                                               world.
--------------------------------------------------------------------------------------------------------------------------
 AMCO InsuranceCompany                  Iowa                                   The company underwrites general property and
                                                                               casualty insurance.
--------------------------------------------------------------------------------------------------------------------------
American Marine Underwriters, Inc.      Florida                                The company is an underwriting manager for ocean
                                                                               cargo and hull insurance.
--------------------------------------------------------------------------------------------------------------------------
Asset Management Holdings, plc          England and Wales                      The company is a holding company of a group engaged
                                                                               in the management of pension fund assets, unit
                                                                               trusts and other collective investment schemes,
                                                                               investment trusts and portfolios for corporate
                                                                               clients.
--------------------------------------------------------------------------------------------------------------------------
Audenstar Limited                       United Kingdom                         The company markets insurance products and conducts
                                                                               business in the fields of life, pension, house,
                                                                               motor, marine, fire, employers' liability, accident
                                                                               and other insurance; to act as insurance brokers and
                                                                               consultants and as agents for effecting insurance
                                                                               and obtaining policies in respect of all and every
                                                                               kind of risk and against death, injury or loss
                                                                               arising out of, or through, or in connection with
                                                                               any accidents and against loss or damage to real or
                                                                               personal property.
-----------------------------------------------------------------------------------------------------------------------------------
Cal-Ag Insurance Services, Inc.         California                             The company is a small captive insurance brokerage
                                                                               firm serving principally, but not exclusively, the
                                                                               "traditional" agent producers of CalFarm Insurance
                                                                               Company.
-------------------------------------------------------------------------------------------------------------------------
CalFarm Insurance Agency                California                             The company assists agents and affiliated companies
                                                                               in account completion for marketing products of
                                                                               CalFarm Insurance Company. This agency assists other
                                                                               in-house agencies in a brokerage capacity to
                                                                               accommodate policyholders.
--------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                           ORGANIZATION       SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
  Calfarm Insurance Company             California                             The company is a California-based
                                                                               multi-line insurance corporation that
                                                                               writes agricultural, commercial, personal
                                                                               and individual health coverages and
                                                                               benefits from the sponsorship of the
                                                                               California Farm Bureau Federation.
--------------------------------------------------------------------------------------------------------------------------
  Cap Pro Holding, Inc.                 Delaware                               This company operates as a holding
                                                                               company.
--------------------------------------------------------------------------------------------------------------------------
  Coda Capital Management, LLC          Pennsylvania                           The company is a convertible bond
                                                                               manager.
--------------------------------------------------------------------------------------------------------------------------
  Colonial County Mutual Insurance      Texas                                  The company underwrites non-standard
  Company                                                                      automobile and motorcycle insurance and
                                                                               various other commercial liability
                                                                               coverages in Texas.
--------------------------------------------------------------------------------------------------------------------------
  Cooperative Service Company           Nebraska                               The company is an insurance agency that
                                                                               sells and services commercial insurance.
                                                                               The company also provides loss control
                                                                               and compliance consulting services and
                                                                               audit, compilation, and tax preparation
                                                                               services.
--------------------------------------------------------------------------------------------------------------------------
  Corviant Corporation                  Delaware                               The purpose of the company is to create a
                                                                               captive distribution network through
                                                                               which affiliates can sell multi-manager
                                                                               investment products, insurance products
                                                                               and sophisticated estate planning
                                                                               services.
--------------------------------------------------------------------------------------------------------------------------
  Damian Securities Limited             England & Wales                        The company is engaged in investment holding.
--------------------------------------------------------------------------------------------------------------------------
  Dancia Life S.A.                      Luxembourg                             The purpose of this company is to carry
                                                                               out, on its own behalf or on behalf of
                                                                               third parties, any insurance business
                                                                               including coinsurance, reinsurance
                                                                               relating to human life, whether
                                                                               undertaken in Luxembourg or abroad, all
                                                                               real estate business and all business
                                                                               relating to movable assets, all financial
                                                                               business, and other business related
                                                                               directly to the company's objectives
                                                                               which would promote or facilitate the
                                                                               realization of the company's objective.
--------------------------------------------------------------------------------------------------------------------------
  Delfi Realty Corporation              Delaware                               The company is an inactive company.
--------------------------------------------------------------------------------------------------------------------------
  Depositors Insurance Company          Iowa                                   The company underwrites general property and
                                                                               casualty insurance.
--------------------------------------------------------------------------------------------------------------------------
  Dinamica Participacoes SA             Brazil                                 The company participates with other companies
                                                                               related to the registrant's international
                                                                               operations.
--------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                           ORGANIZATION      SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
  Discover Insurance Agency, LLC        California                             The purpose of the company is to sell
                                                                               property and casualty insurance products
                                                                               including, but not limited to, automobile
                                                                               or other vehicle insurance and
                                                                               homeowner's insurance.
--------------------------------------------------------------------------------------------------------------------------
  Discover Insurance Agency of Texas,   Texas                                  The purpose of the company is to sell
  LLC                                                                          property and casualty insurance products
                                                                               including, but not limited to, automobile
                                                                               or other vehicle insurance and
                                                                               homeowner's insurance.
--------------------------------------------------------------------------------------------------------------------------
  DVM Insurance Agency, Inc.            California                             The company places pet insurance business
                                                                               not written by Veterinary Pet Insurance
                                                                               Company outside of California with
                                                                               National Casualty Company.
--------------------------------------------------------------------------------------------------------------------------
  F&B, Inc.                             Iowa                                   The company is an insurance agency that places
                                                                               business not written by the Farmland Insurance
                                                                               Companies with other carriers.
-------------------------------------------------------------------------------------------------------------------
  Farmland Mutual Insurance Company     Iowa                                   The company provides property and casualty insurance
                                                                               primarily to agricultural businesses.
 ----------------------------------------------------------------------------------------------------------------------------------
  Fenplace Limited                      England & Wales                        The company is currently inactive.
--------------------------------------------------------------------------------------------------------------------------
  Financial Horizons Distributors       Alabama                                The company is an insurance agency
  Agency of Alabama, Inc.                                                      marketing life insurance and annuity
                                                                               products through financial institutions.
--------------------------------------------------------------------------------------------------------------------------
  Financial Horizons Distributors       Ohio                                   The company is an insurance agency
  Agency of Ohio, Inc.                                                         marketing life insurance and annuity
                                                                               products through financial institutions.
--------------------------------------------------------------------------------------------------------------------------
  Financial Horizons Distributors       Oklahoma                               The company is an insurance agency
  Agency of Oklahoma, Inc.                                                     marketing life insurance and annuity
                                                                               products through financial institutions.
--------------------------------------------------------------------------------------------------------------------------
  Financial Horizons Distributors       Texas                                  The company is an insurance agency
  Agency of Texas, Inc.                                                        marketing life insurance and annuity
                                                                               products through financial institutions.
--------------------------------------------------------------------------------------------------------------------------
  Financial Horizons Securities         Oklahoma                               The company is a limited broker-dealer
  Corporation                                                                  doing business solely in the financial
                                                                               institutions market.
--------------------------------------------------------------------------------------------------------------------------
  Florida Records Administrator, Inc.   Florida                                The company administers the deferred
                                                                               compensation plan for the public
                                                                               employees of the State of Florida.
--------------------------------------------------------------------------------------------------------------------------
  Four P Finance Company                Pennsylvania                           The company is an inactive company.
--------------------------------------------------------------------------------------------------------------------------
  G.I.L. Nominees Limited               England & Wales                        The company is dormant within the meaning
                                                                               of Section 249AA of the Companies Act of
                                                                               1985 (English Law).
--------------------------------------------------------------------------------------------------------------------------
  Gartmore 1990 Limited                 England & Wales                        The company is engaged as a general
                                                                               partner in a limited partnership formed
                                                                               to invest in unlisted securities.
--------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                           ORGANIZATION       SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
  Gartmore 1990 Trustee Limited         England & Wales                        The company is dormant within the meaning
                                                                               of Section 249AA of the Companies Act of
                                                                               1985 (English Law).
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Capital Management Limited   England & Wales                        The company is engaged in investment
                                                                               management and advisory services to
                                                                               business, institutional and private
                                                                               investors.  The company has completed the
                                                                               transfer of its investment management
                                                                               activity to Gartmore Investment Limited
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Distribution Services,       Delaware                               The company is a limited broker-dealer.
  Inc.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Emerging Managers,           Delaware                               The company acquires and holds interest in a
  LLC                                                                          registered investment advisor and provides
                                                                               investment management services.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Fund Managers                Jersey, Channel                        The company is engaged in investment
  International Limited                 Islands                                administration and support.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Fund Managers Limited        England & Wales                        The company is engaged in authorized unit trust
                                                                               management.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Global Asset Management,     Delaware                               The company operates as a holding
  Inc.                                                                         company.
 --------------------------------------------------------------------------------------------------------------------------
  Gartmore Global Asset Management      Delaware                               The company acts as a holding company for
  Trust                                                                        the Gartmore Group and as a registered
                                                                               investment advisor.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Global Investments, Inc.     Delaware                               The company acts as a holding company.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Global Partners              Delaware                               The partnership is engaged in investment
                                                                               management.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Global Ventures, Inc.        Delaware                               The company acts as a holding company.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Indosuez UK Recovery Fund    England & Wales                        The company is a general partner in two
  (G.P.) Limited                                                               limited partnerships formed to invest in
                                                                               unlisted securities.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Investment Limited           England & Wales                        The company is engaged in investment
                                                                               management and advisory services to
                                                                               pension funds, unit trusts and other
                                                                               collective investment schemes, investment
                                                                               trusts and portfolios for corporate or
                                                                               other institutional clients.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Investment Management plc    England & Wales                        The company is an investment holding
                                                                               company and provides services to other
                                                                               companies within the Gartmore Group.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Investment Services,         Germany                                The company is engaged in marketing support.
  GmbH
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Investment Services          England                                The company is engaged in investment holding.
  Limited
 --------------------------------------------------------------------------------------------------------------------------
  Gartmore Investor Services, Inc.      Ohio                                   The company provides transfer and
                                                                               dividend disbursing agent services to
                                                                               various mutual fund entities.
--------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                           ORGANIZATION      SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Japan Limited                Japan                                  The company is the renamed survivor
                                                                               entity of the merger of Gartmore
                                                                               Investment Management Japan Limited and
                                                                               Gartmore NC Investment Trust Management
                                                                               Company Ltd.  The company is engaged in
                                                                               the business of investment management.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Morley & Associates, Inc.    Oregon                                 The company brokers or places book value
                                                                               maintenance agreements (wrap contracts)
                                                                               and guaranteed I contracts (GICs) for
                                                                               collective investment trusts and accounts.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Morley Capital Management,   Oregon                                 The company is an investment advisor and
  Inc.                                                                         stable value money manager.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Morley Financial Services,   Oregon                                 The company is a holding company.
  Inc.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Mutual Fund Capital Trust    Delaware                               The trust acts as a registered investment
                                                                               advisor.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Nominees Limited             England & Wales                        The company is dormant within the meaning
                                                                               of Section 249AA of the Companies Act
                                                                               1985 (English Law).
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Pension Trustees Limited     England & Wales                        Until April 1999, the company acted as a
                                                                               trustee of the Gartmore Pension Fund
                                                                               established by Gartmore Investment
                                                                               Management plc, which was merged with the
                                                                               National Westminster Bank Pension Fund on
                                                                               April 1, 1999.  As a result all assets
                                                                               and liabilities of the Gartmore Pension
                                                                               Fund were transferred to the National
                                                                               Westminster Bank Fund.  On November 22,
                                                                               2000, the company changed its name from
                                                                               Gartmore Pension Fund Trustees Limited to
                                                                               Gartmore Pension Trust Limited.  On
                                                                               November 30, 2000, the company became the
                                                                               trustee of the Gartmore Pension Scheme.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Riverview LLC                Delaware                               The company provides customized
                                                                               solutions, in the form of expert advise
                                                                               and investment management services, to a
                                                                               limited number of institutional
                                                                               investors, through construction of hedge
                                                                               fund and alternative asset portfolios and
                                                                               their integration into the entire asset
                                                                               allocation framework.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore S.A. Capital Trust           Delaware                               The trust acts as a registered investment
                                                                               advisor.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Secretaries (Jersey) Ltd.    Jersey, Channel                        The company is dormant.
                                        Islands
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Securities Limited           England & Wales                        The company is engaged in investment holding and
                                                                               is a partner in Gartmore Global Partners.
--------------------------------------------------------------------------------------------------------------------------
  Gartmore Trust Company                Oregon                                 The company is an Oregon state bank with trust
                                                                               power.
--------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                          ORGANIZATION        SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
  Gartmore U.S. Limited                 England & Wales                        The company is a joint partner in
                                                                               Gartmore Global Partners.
--------------------------------------------------------------------------------------------------------------------------
  Gates, McDonald & Company             Ohio                                   The company provides services to employers for
                                                                               managing worker's and unemployment compensation
                                                                               matters and employee benefits costs.
  ------------------------------------------------------------------------------------------------------------------------
  Gates, McDonald & Company of Nevada   Nevada                                 The company provides self-insurance
                                                                               administration, claims examining and data
                                                                               processing services.
--------------------------------------------------------------------------------------------------------------------------
  Gates, McDonald & Company of New      New York                               The company provides worker's
  York, Inc.                                                                   compensation/self-insured claims
                                                                               administration services to employers with
                                                                               exposure in New York.
--------------------------------------------------------------------------------------------------------------------------
  GatesMcDonald Health Plus, Inc.       Ohio                                   The company provides medical management
                                                                               and cost containment services to
                                                                               employers.
--------------------------------------------------------------------------------------------------------------------------
  GGI MGT LLC                           Delaware                               The company is a passive investment
                                                                               holder in Newhouse Special Situations
                                                                               Fund I, LLC for the purpose of allocation
                                                                               of earnings to Gartmore management team
                                                                               as it relates to the ownership and
                                                                               management of Newhouse Special Situations
                                                                               Fund I, LLC.
--------------------------------------------------------------------------------------------------------------------------
  Institutional Concepts, Inc.          New York                               This company holds insurance licenses in
                                                                               numerous states.
--------------------------------------------------------------------------------------------------------------------------
  Insurance Intermediaries, Inc.        Ohio                                   The company is an insurance agency and
                                                                               provides commercial property and casualty
                                                                               brokerage services.
--------------------------------------------------------------------------------------------------------------------------
  Landmark Financial Services of New    New York                               The company is an insurance agency
  York, Inc.                                                                   marketing life insurance and annuity
                                                                               products through financial institutions.
--------------------------------------------------------------------------------------------------------------------------
  Lone Star General Agency, Inc.        Texas                                  The company acts as general agent to
                                                                               market non-standard automobile and
                                                                               motorcycle insurance for Colonial County
                                                                               Mutual Insurance Company.
--------------------------------------------------------------------------------------------------------------------------
  Market Street Fund                    Delaware                               The company is an open-end diversified
                                                                               investment management company that serves
                                                                               as an investment medium for the variable
                                                                               life insurance policies and variable
                                                                               annuity contracts issued by Nationwide
                                                                               Life Insurance Company of America (fka
                                                                               Provident Mutual Life Insurance Company)
                                                                               and Nationwide Life and Annuity Company
                                                                               of America (fka Providentmutual Life and
                                                                               Annuity Company of America).
--------------------------------------------------------------------------------------------------------------------------
  Market Street Investment Management   Pennsylvania                           Effective October 1, 2002, this company
  Company                                                                      became inactive.
--------------------------------------------------------------------------------------------------------------------------
  MedProSolutions, Inc.                 Massachusetts                          The company provides third-party administration
                                                                               services for workers compensation, automobile injury
                                                                               and disability claims.
 --------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                           ORGANIZATION      SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
  National Casualty Company             Wisconsin                              The company underwrites various property and
                                                                               casualty coverage, as well as individual and group
                                                                               accident and health insurance.
 --------------------------------------------------------------------------------------------------------------------------
  National Casualty Company of          England                                It is organized for profit under the Companies Act
  America, Ltd.                                                                of 1948 of England for the purpose of carrying on
                                                                               the business of insurance, reinsurance, indemnity,
                                                                               and guarantee of any and every kind, except life
                                                                               insurance; to act as underwriting agents and
                                                                               insurance manager in all of the respective branches,
                                                                               and to act as agent or manager for any insurance
                                                                               company, club, or association or for any underwriter
                                                                               or syndicate of underwriters and to purchase, take
                                                                               on, lease or in exchange, hire or otherwise acquire
                                                                               and hold for any estate or interest in any lands,
                                                                               buildings, easements, rights, privileges,
                                                                               concessions, patents, and any real or personal
                                                                               property of any kind necessary or convenient for the
                                                                               purposes in connection with the company's business
                                                                               or any branch or department thereof. This company is
                                                                               currently inactive.
 ----  --------------------------------------------------------------------------------------------------------------------------
  National Deferred Compensation,       Ohio                                   The company administers deferred compensation plans
  Inc.                                                                         for public employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Advantage Mortgage         Iowa                                   The company is engaged in making
  Company                                                                      residential (1-4 family) mortgage loans.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide Affinity Insurance         Kansas                                 The company is a shell insurer with no
  Company of America                                                           active policies or liabilities.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide Affordable Housing,        Ohio                                   The company invests in affordable multi-family
  LLC                                                                          housing projects throughout the U.S.
--------------------------------------------------------------------------------------------------------------------------
  **Nationwide Agency, Inc.             Ohio                                   The corporation is an insurance agency.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Agribusiness Insurance     Iowa                                   The company provides property and
  Company                                                                      casualty insurance primarily to
                                                                               agricultural businesses.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Arena, LLC                 Ohio                                   The purpose of the company is to develop Nationwide
                                                                               Arena and to engage in related Arena district
                                                                               development activity.
----------------------------------------------------------------------------------------------------------------------
  Nationwide Asset Management           England & Wales                        This company acts as a holding company.
  Holdings, Ltd.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Assurance Company          Wisconsin                              The company underwrites non-standard auto and
                                                                               motorcycle insurance.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Capital Mortgage, LLC      Ohio                                   This company is a holding company that
                                                                               funds/owns commercial mortgage loans for
                                                                               an interim basis, hedges the loans during
                                                                               the ownership period, and then sells the
                                                                               loans as part of a securitization to
                                                                               generate profit.
--------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                           ORGANIZATION      SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Cash Management Company    Ohio                                   The company buys and sells investment
                                                                               securities of a short-term nature as
                                                                               agent for other corporations,
                                                                               foundations, and insurance company
                                                                               separate accounts.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Community Development      Ohio                                   The company holds investments in
  Corporation, LLC                                                             low-income housing funds.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Corporation                Ohio                                   The company acts primarily as a holding company for
                                                                               entities affiliated with Nationwide Mutual Insurance
                                                                               company and Nationwide Mutual Fire Insurance
                                                                               Company.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Assignment       Ohio                                   The company acts as an administrator of
  Company                                                                      structured settlements.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Institution      Delaware                               The company engages in the business of
  Distributors Agency, Inc.                                                    an insurance agency.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Institution      New Mexico                             The company engages in the business of
  Distributors Agency, Inc. of New                                             an insurance agency.
  Mexico
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Institution      Massachusetts                          The company engages in the business of
  Distributors Insurance Agency, Inc.                                          an insurance agency.
  of Massachusetts
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Services         Bermuda                                The company is a long-term insurer that issues
  (Bermuda)Ltd.                                                                variable annuity and variable life products to
                                                                               persons outside the United States and Bermuda.
 --------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Services         Delaware                               The Trust's sole purpose is to issue and
  Capital Trust                                                                sell certain securities representing
                                                                               individual beneficial interests in the
                                                                               assets of the Trust.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Services         Delaware                               The Trust's sole purpose is to issue and
  Capital Trust II                                                             sell certain securities representing
                                                                               individual beneficial interests in the
                                                                               assets of the Trust.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Services, Inc.   Delaware                               The company acts primarily as a holding
                                                                               company for companies within the
                                                                               Nationwide organization that offer or
                                                                               distribute long-term savings and
                                                                               retirement products.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide Financial Sp. z o.o        Poland                                 The company provides distribution
                                                                               services for its affiliate Nationwide
                                                                               Towarzystwo Ubezpieczen na Zycie S.A. in
                                                                               Poland.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide Foundation                 Ohio                                   The company contributes to non-profit
                                                                               activities and projects.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide General Insurance Company  Ohio                                   The company transacts a general insurance
                                                                               business, except life insurance.  The
                                                                               corporation primarily provides automobile
                                                                               and fire insurance to select customers.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide Global Finance, LLC        Ohio                                   The company acts as a support company for
                                                                               Nationwide Global Holdings, Inc., in its
                                                                               international capitalization efforts.
--------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                           ORGANIZATION      SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Global Funds               Luxembourg                             This company is formed to issue shares of mutual
                                                                               funds.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Global Holdings, Inc.      Ohio                                   The company is a holding company for
                                                                               international operations.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Global Holdings, Inc.      Luxembourg                             It serves as an extension of Nationwide
  Luxembourg Branch                                                            Global Holdings, Inc.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Global Holdings-NGH        Brazil                                 The company acts as a holding company.
  Brazil Participacoes LTDA
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Global Japan, Inc.         Delaware                               The company acts as a holding company.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Global Limited             Hong Kong                              The company is a holding company for Asian
                                                                               operations.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Health Plans, Inc.         Ohio                                   The company operates as a Health
                                                                               Insurance Corporation (HIC).
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Holdings, SA               Brazil                                 The purpose of the company is to participate in
                                                                               other companies related to the registrant's
                                                                               international operations.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Home Mortgage              Ohio                                   This company performs the marketing
  Distributors, Inc.                                                           function for Nationwide Advantage
                                                                               Mortgage Company.
--------------------------------------------------------------------------------------------------------------------------
  *Nationwide Indemnity Company         Ohio                                   The company is involved in the
                                                                               reinsurance business by assuming business
                                                                               from Nationwide Mutual Insurance Company
                                                                               and other insurers within the Nationwide
                                                                               Insurance organization.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Insurance Company of       Wisconsin                              The company is an independent agency
  America                                                                      personal lines underwriter of
                                                                               property/casualty insurance.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Insurance Company of       Ohio                                   The company transacts general insurance business
  Florida                                                                      except life insurance.
  --------------------------------------------------------------------------------------------------------------------------
  Nationwide Insurance Sales Company,   Ohio                                   The company provides administrative services for the
  LLC                                                                          product sales and distribution channels of
                                                                               Nationwide Mutual Insurance Company and its
                                                                               affiliated and subsidiary insurance companies.
 --------------------------------------------------------------------------------------------------------------------------
  Nationwide International              California                             The company is a special risks, excess
  Underwriters                                                                 and surplus lines underwriting manager.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Investment Services        Oklahoma                               This is a limited broker-dealer company
  Corporation                                                                  doing business in the deferred
                                                                               compensation market and acts as an
                                                                               investment advisor.
--------------------------------------------------------------------------------------------------------------------------
  **Nationwide Life and Annuity         Ohio                                   The company engages in underwriting life
    Insurance Company                                                          insurance and granting, purchasing, and
                                                                               disposing of annuities.
--------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                           ORGANIZATION      SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
  *Nationwide Life and Annuity          Delaware                               The company insures against personal injury,
   Company of America                                                          disablement or death resulting from traveling or
                                                                               general accidents and against disablement resulting
                                                                               from sickness, and every appertaining thereto.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Life Assurance Company,    Thailand                               The company acts as a holding
  Ltd.                                                                         company.
  --------------------------------------------------------------------------------------------------------------------------
  *Nationwide Life Insurance Company    Pennsylvania                           The company insures against personal injury,
   of America                                                                  disablement or death resulting from traveling or
                                                                               general accidents and against disablement resulting
                                                                               from sickness, and every appertaining thereto.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide Life Insurance Company     Delaware                               The company insures against personal injury,
  of Delaware                                                                  disablement or death resulting from traveling or
                                                                               general accidents and against disablement resulting
                                                                               from sickness, and every appertaining thereto.
 --------------------------------------------------------------------------------------------------------------------------
  **Nationwide Life Insurance           Ohio                                   This company provides individual life, group
    Company                                                                    life and health insurance, fixed and variable
                                                                               annuity products, and other life insurance products.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Lloyds                     Texas                                  The company markets commercial property insurance in
                                                                               Texas.
 ---------------------------------------------------------------------------------------------------------------------------
  Nationwide Management Systems, Inc.   Ohio                                   The company offers a preferred provider
                                                                               organization and other related products
                                                                               and services.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide Martima Vida Previdencia   Brazil                                 The company operates as a licensed
  S.A.                                                                         insurance company in the categories of
                                                                               life and unrestricted private pension
                                                                               plans in Brazil.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide Mortgage Holdings, Inc.    Ohio                                   The company acts as a holding company.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide Mutual Fire Insurance      Ohio                                   The company engages in a general
  Company                                                                      insurance and reinsurance business,
                                                                               except life insurance.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide Mutual Insurance           Ohio                                   The company engages in general insurance and
  Company                                                                      reinsurance business, except life insurance.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Properties, Ltd.           Ohio                                   The company is engaged in the business of
                                                                               developing, owning and operating real
                                                                               estate and real estate investments.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Property and Casualty      Ohio                                   The company engages in a general
  Insurance Company                                                            insurance business, except life insurance.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Provident Distributors,    Delaware                               The company is an inactive company.
  Inc. (fka Providentmutual
  Distributors, Inc.)
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Provident Holding          Pennsylvania                           The company is a holding company for
  Company (fka -Provident Mutual                                               non-insurance subsidiaries.
  Holding Company)
--------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                          ORGANIZATION        SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Realty Investors, Ltd.     Ohio                                   The company is engaged in the business of
                                                                               developing, owning and operating real
                                                                               estate investments.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Plan            Ohio                                   The company is an insurance agency
  Services, Inc.                                                               providing individual and group life,
                                                                               disability and health insurance and
                                                                               marketing retirement plan administration
                                                                               and investments.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Delaware                               The company markets and administers
  Inc.                                                                         deferred compensation plans for public
                                                                               employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Alabama                                The company provides retirement products,
  Inc. of Alabama                                                              marketing/education and administration to
                                                                               public employees and educators.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Arizona                                The company markets and administers
  Inc. of Arizona                                                              deferred compensation plans for public
                                                                               employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Arkansas                               The company markets and administers
  Inc. of Arkansas                                                             deferred compensation plans for public
                                                                               employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Montana                                The company markets and administers
  Inc. of Montana                                                              deferred compensation plans for public
                                                                               employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Nevada                                 The company markets and administers
  Inc. of Nevada                                                               deferred compensation plans for public
                                                                               employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      New Mexico                             The company markets and administers
  Inc. of New Mexico                                                           deferred compensation plans for public
                                                                               employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Ohio                                   The company provides retirement products,
  Inc. of Ohio                                                                 marketing/education and administration to
                                                                               public employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Oklahoma                               The company markets and administers
  Inc. of Oklahoma                                                             deferred compensation plans for public
                                                                               employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      South Dakota                           The company markets and administers
  Inc. of South Dakota                                                         deferred compensation plans for public
                                                                               employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Texas                                  The company markets and administers
  Inc. of Texas                                                                deferred compensation plans for public
                                                                               employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Wyoming                                The company markets and administers
  Inc. of Wyoming                                                              deferred compensation plans for public
                                                                               employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Retirement Solutions,      Massachusetts                          The company markets and administers
  Insurance Agency, Inc.                                                       deferred compensation plans for public
                                                                               employees.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Securities, Inc.           Ohio                                   The company is a registered broker-dealer
                                                                               and provides investment management and
                                                                               administrative services.
--------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                           ORGANIZATION       SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Services Company,          Ohio                                   The company performs shared services functions for
  LLC                                                                          the Nationwide organization.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Services Sp. zo.o          Poland                                 The company provides services to
                                                                               Nationwide Global Holdings, Inc. in
                                                                               Poland.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Strategic Investment       Ohio                                   The company acts as a private equity fund
  Fund, LLC                                                                    investing in companies for investment
                                                                               purposes and to create strategic
                                                                               opportunities for Nationwide.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Towarzystwo Ubezpieczen    Poland                                 The company is authorized to engage in
  na Zycie S.A.                                                                the business of life insurance and
                                                                               pension products in Poland.
--------------------------------------------------------------------------------------------------------------------------
  Nationwide Trust Company,  FSB                                               This is a federal savings bank chartered by the
                                                                               Office of Thrift Supervision in the United States
                                                                               Department of the Treasury to exercise custody and
                                                                               fiduciary powers.
 --------------------------------------------------------------------------------------------------------------------------
  Nationwide UK Asset Management        England & Wales                        The company acts as a holding company.
  Holdings, Ltd.
---------------------------------------------------------------------------------------------------------------------------
  Nationwide UK Holding Company,        England & Wales                        The company acts as a holding company.
  Ltd.
---------------------------------------------------------------------------------------------------------------------------
  Newhouse Capital Partners, LLC        Delaware                               The company invests in financial services companies
                                                                               that specialize in e-commerce and promote
                                                                               distribution of financial services.
--------------------------------------------------------------------------------------------------------------------------
  Newhouse Special Situations Fund I,   Delaware                               The company owns and manages contributed securities
  LLC                                                                          to achieve long - term capital appreciation from the
                                                                               contributed securities and through investments in a
                                                                               portfolio of other equity investments in financial
                                                                               service and other related companies as determined by
                                                                               the company to be undervalued or in need of changes
                                                                               in capital structure or to present other special
                                                                               situations that have the potential for significant
                                                                               earnings growth from among other things, major
                                                                               financial service industry trends, unfilled niches
                                                                               and synergies with other firms in the portfolio.
  --------------------------------------------------------------------------------------------------------------------------
 NFS Distributors, Inc.                 Delaware                               The company acts primarily as a holding company for
                                                                               Nationwide Financial Services, Inc. distribution
                                                                               companies.
--------------------------------------------------------------------------------------------------------------------------
 NFSB Investments, Inc.                 Bermuda                                The company buys and sells investment securities for
                                                                               its own account in order to enhance the investment
                                                                               returns of its affiliates.
--------------------------------------------------------------------------------------------------------------------------
 NGH Luxembourg, S. A.                  Luxembourg                             The company acts primarily as a holding company for
                                                                               the European operations for Nationwide Global
                                                                               Holdings, Inc.
 --------------------------------------------------------------------------------------------------------------------------
 NGH Netherlands, B.V.                  Netherlands                            The company acts as a holding company for other
                                                                               Nationwide overseas companies.
 --------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                           ORGANIZATION      SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
  NGH UK, Ltd.                          United Kingdom                         The company functions as a support
                                                                               company for other Nationwide overseas
                                                                               companies.
--------------------------------------------------------------------------------------------------------------------------
  NorthPointe Capital, LLC              Delaware                               The company acts as a registered investment advisor.
--------------------------------------------------------------------------------------------------------------------------
  PanEuroLife                           Luxembourg                             The company provides individual life insurance
                                                                               primarily in the United Kingdom, Belgium and France.
--------------------------------------------------------------------------------------------------------------------------
  Pension Associates, Inc.              Wisconsin                              The company provides pension plan
                                                                               administration and record keeping
                                                                               services and pension plan compensation
                                                                               consulting.
--------------------------------------------------------------------------------------------------------------------------
  PNAM, Inc.                            Delaware                               The company is a holding company.
--------------------------------------------------------------------------------------------------------------------------
  Premier Agency, Inc.                  Iowa                                   This company is an insurance agency.
--------------------------------------------------------------------------------------------------------------------------
  Provestco, Inc.                       Delaware                               The company serves as a general partner
                                                                               in certain real estate limited
                                                                               partnerships invested in by Nationwide
                                                                               Life Insurance Company of America (fka
                                                                               Provident Mutual Life Insurance).
--------------------------------------------------------------------------------------------------------------------------
  RCMD Financial Services, Inc.         Delaware                               The company is a holding company.
--------------------------------------------------------------------------------------------------------------------------
  Retention Alternatives, Ltd.          Bermuda                                The company is a captive insurer and writes first
                                                                               dollar insurance policies in workers' compensation,
                                                                               general liability and automobile liability for its
                                                                               affiliates in the United States.
--------------------------------------------------------------------------------------------------------------------------
  RF Advisors, Inc.                     Pennsylvania                           The company is an inactive company.
--------------------------------------------------------------------------------------------------------------------------
  Riverview Agency, Inc.                Texas                                  The company is an insurance agency
                                                                               licensed with the Texas Department of
                                                                               Insurance.
--------------------------------------------------------------------------------------------------------------------------
  Riverview International Group, Inc.   Delaware                               The company is an investment advisor and
                                                                               a broker/dealer.
--------------------------------------------------------------------------------------------------------------------------
  RP&C International                    Ohio                                   The company is an investment banking
                                                                               firm, which provides specialist advisory
                                                                               services and innovative financial
                                                                               solutions to public and private companies
                                                                               internationally.
--------------------------------------------------------------------------------------------------------------------------
  SBSC Ltd. (Thailand)                  Thailand                               This company acts as a holding company.
--------------------------------------------------------------------------------------------------------------------------
  Scottsdale Indemnity Company         Ohio                                    The company engages in a general insurance business,
                                                                               except life insurance.
--------------------------------------------------------------------------------------------------------------------------
  Scottsdale Insurance Company          Ohio                                   The company primarily provides excess and surplus
                                                                               lines of property and casualty insurance.
--------------------------------------------------------------------------------------------------------------------------
  Scottsdale Surplus Lines Insurance    Arizona                                The company provides excess and surplus
  Company                                                                      lines coverage on a non-admitted basis.
---------------------------------------------------------------------------------------------------------------------------
  Siam Ar-Na-Khet Company Limited       Thailand                               The company is a holding company.
--------------------------------------------------------------------------------------------------------------------------
- Software Development Corp.            Delaware                               The company is an inactive company..
--------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
               COMPANY                   STATE/COUNTRY OF       NO. VOTING                PRINCIPAL BUSINESS
                                           ORGANIZATION       SECURITIES (SEE
                                                              ATTACHED CHART
                                                             UNLESS OTHERWISE
                                                                INDICATED)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
  TBG Insurance Services                California                             The company markets and administers executive
  Corporation                                                                  benefit plans.
--------------------------------------------------------------------------------------------------------------------------
  Vertboise, SA                         Luxembourg                             The company acts as a real property holding company.
--------------------------------------------------------------------------------------------------------------------------
  Veterinary Pet Insurance Company      California                             The company provides pet insurance.
--------------------------------------------------------------------------------------------------------------------------
  Veterinary Pet Services, Inc.         California                             The company acts as a holding company.
--------------------------------------------------------------------------------------------------------------------------
  Villanova Securities, LLC             Delaware                               The company provides brokerage services
                                                                               for block mutual fund trading for both
                                                                               affiliated and non-affiliated investment
                                                                               advisors and perform block mutual fund
                                                                               trading directly with fund companies.
--------------------------------------------------------------------------------------------------------------------------
  VPI Services, Inc.                    California                             The company operates as a nationwide pet
                                                                               registry service for holders of
                                                                               Veterinary Pet Insurance policies,
                                                                               including pet indemnification and lost
                                                                               pet recovery program.
--------------------------------------------------------------------------------------------------------------------------
  Washington Square Administrative      Pennsylvania                           The company provides administrative
  Services, Inc.                                                               services to Nationwide Life and Annuity
                                                                               Company of America.
--------------------------------------------------------------------------------------------------------------------------
  Western Heritage Insurance            Arizona                                The company underwrites excess and surplus lines of
  Company                                                                      property and casualty insurance.
-------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------------
                     COMPANY                     STATE/COUNTRY OF        NO. VOTING SECURITIES          PRINCIPAL BUSINESS
                                                   ORGANIZATION           (SEE ATTACHED CHART
                                                                            UNLESS OTHERWISE
                                                                              INDICATED)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   MFS Variable Account                             Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Multi-Flex Variable Account           Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VA Separate Account-A                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                      Annuity Separate Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VA Separate Account-B                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                      Annuity Separate Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VA Separate Account-C                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                      Annuity Separate Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VA Separate Account-D                 Ohio           Nationwide Life and         Issuer of Annuity Contracts
                                                                      Annuity Separate Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account                      Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-II                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-3                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-4                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-5                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-6                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-7                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-8                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-9                    Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-10                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-11                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-12                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide Variable Account-13                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
      Nationwide Variable Account-14                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
      Nationwide Variable Account-15                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------------
                     COMPANY                     STATE/COUNTRY OF        NO. VOTING SECURITIES          PRINCIPAL BUSINESS
                                                   ORGANIZATION           (SEE ATTACHED CHART
                                                                            UNLESS OTHERWISE
                                                                              INDICATED)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
      Nationwide Variable Account-16                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
      Nationwide Variable Account-17                   Ohio           Nationwide Life Separate    Issuer of Annuity Contracts
                                                                      Account
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
      Nationwide VL Separate Account-A                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                      Annuity Separate Account    Policies
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
      Nationwide VL Separate Account-B                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                      Annuity Separate Account    Policies
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VL Separate Account-C                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                      Annuity Separate Account    Policies
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VL Separate Account-D                 Ohio           Nationwide Life and         Issuer of Life Insurance
                                                                      Annuity Separate Account    Policies
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account                  Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-2                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-3                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-4                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
  *   Nationwide VLI Separate Account-5                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
      Nationwide VLI Separate Account-6                Ohio           Nationwide Life Separate    Issuer of Life Insurance
                                                                      Account                     Policies
---------------------------------------------------------------------------------------------------------------------------------


                                                                            (left side)
                    -----------------------
                    |   FARMLAND MUTUAL   |
                    |  INSURANCE COMPANY  |
                    |                     |
                    | Guaranty Fund       |__________________________________________
                    | -------------       |__________________________________________
                    | Certificate         |
                    | -----------         |
                    |                     |
                    | Casualty            |
                    -----------------------
                               |
                               |
                               |                                                      |
                               |                                                      |
                               |                       ----------------------------   |
----------------------------   |                       |    NATIONWIDE GENERAL    |   |
|        F & B, INC.       |   |                       |    INSURANCE COMPANY     |   |
|                          |   |                       |                          |   |
| Common Stock: 1 Share    |   |                       | Common Stock:  20,000    |___|
| -------------            |   |                       | -------------  Shares    |   |
|                          |___|                       |                          |   |
| Farmland                 |   |                       | Casualty-100%            |   |
| Mutual-100%              |   |                       ----------------------------   |
|                          |   |                                                      |
----------------------------   |                       ----------------------------   |
                               |                       |    NATIONWIDE PROPERTY   |   |
----------------------------   |                       |        AND CASUALTY      |   |
|   COOPERATIVE SERVICE    |   |                       |     INSURANCE COMPANY    |   |
|         COMPANY          |   |                       |                          |   |
|                          |   |                       | Common Stock:  60,000    |___|
| Common Stock: 600 Shares |   |                       | -------------  Shares    |   |
| -------------            |___|                       |                          |   |
|                          |                           | Casualty-100%            |   |
| Farmland                 |                           ----------------------------   |
| Mutual-100%              |                                                          |
----------------------------                           ----------------------------   |
                                                       |   NATIONWIDE ASSURANCE   |   |
                                                       |         COMPANY          |   |
                                                       |       (ASSURANCE)        |   |
                                                       |                          |   |
                                                       | Common Stock:  1,750     |___|
                                                       | -------------  Shares    |   |
                                                       |                          |   |
                                                       | Casualty-100%            |   |
                                                       ----------------------------   |
                                                                                      |
                                                       ----------------------------   |
                                                       |  NATIONWIDE AGRIBUSINESS |   |
                                                       |    INSURANCE COMPANY     |   |
                                                       |                          |   |
                                                       | Common Stock:  1,000,000 |   |
                                                       | -------------  Shares    |   |
                                                       |                          |___|
                                                       | Casualty-99.9%           |   |
                                                       | Other Capital:           |   |
                                                       | --------------           |   |
                                                       | Casualty-Pfd.            |   |
                                                       ----------------------------   |
                                                                                      |
                                                       ----------------------------   |
                                                       |     NATIONAL CASUALTY    |   |
                                                       |          COMPANY         |   |
                                                       |            (NC)          |   |
                                                       |                          |   |
                                                       | Common Stock: 100 Shares |___|
                                                       | -------------            |
                                                       |                          |
                                                       | Casualty-100%            |
                                                       ----------------------------
                                                                   |
                                                                   |
                                                       ----------------------------
                                                       |   NCC OF AMERICA, LTD.   |
                                                       |         (INACTIVE)       |
                                                       |                          |
                                                       |                          |
                                                       | NC-100%                  |
                                                       |                          |
                                                       ----------------------------

                                  NATIONWIDE(R)                                                       (middle)
  ------------------------------------------
  |                                        |
  |                                        |
  |                                        |
__|           NATIONWIDE MUTUAL            |__________________________________________
__|           INSURANCE COMPANY            |__________________________________________
  |              (CASUALTY)                |
  |                                        |
  |                                        |
  |                                        |
  ------------------------------------------
                        |
                        |
                        |
______________________________________________________________________________________________________________________
                     |                 |                                           |
                     |                 |   --------------------------------        |   -------------------------------
                     |                 |   |         SCOTTSDALE           |        |   |         SCOTTSDALE          |
        ----------------------------   |   |      INSURANCE COMPANY       |        |   |      INDEMNITY COMPANY      |
        |        NATIONWIDE        |   |   |            (SIC)             |        |   |                             |
        | HEALTH PLANS, INC. (NHP) |   |   |                              |        |   | Common Stock:  50,000       |
        |                          |   |___| Common Stock: 30,136         |        |___| -------------  Shares       |
    |___| Common Stock: 100 Shares |   |   | ------------- Shares         |        |   |                             |
    |   | -------------            |   |   |                              |        |   |                             |
    |   |                          |   |   | Casualty-100%                |        |   | Casualty-100%               |
    |   | Casualty-100%            |   |   |         (See Page 2)         |        |   -------------------------------
    |   ----------------------------   |   --------------------------------        |
    |                                  |                                           |   -------------------------------
    |   ----------------------------   |   --------------------------------        |   |          NATIONWIDE         |
    |   |  NATIONWIDE MANAGEMENT   |   |   |            ALLIED            |        |   |       INDEMNITY COMPANY     |
    |   |      SYSTEMS, INC.       |   |   |          GROUP, INC.         |        |   |        (NW INDEMNITY)       |
    |   |                          |   |   |            (AGI)             |        |   | Common Stock:  28,000       |
    |___| Common Stock: 100 Shares |   |   |                              |        |___| -------------  Shares       |
    |   | -------------            |   |___| Common Stock: 850 Shares     |        |   |                             |
    |   |                          |   |   | -------------                |        |   |                             |
    |   | NHP-100%                 |   |   |                              |        |   | Casualty-100%               |
    |   ----------------------------   |   | Casualty-100%                |        |   -------------------------------
    |                                  |   |         (See Page 2)         |        |
    |   ----------------------------   |   --------------------------------        |   -------------------------------
    |   |        NATIONWIDE        |   |                                           |   |           LONE STAR         |
    |   |       AGENCY, INC.       |   |   --------------------------------        |   |     GENERAL AGENCY, INC.    |
    |   |                          |   |   |             RP&C             |        |   |                             |
    |___| Common Stock: 100 Shares |   |   |         INTERNATIONAL        |        |   | Common Stock:  1,000        |
        | -------------            |   |   |                              |        |___| -------------  Shares       |
        |                          |   |___| Common Stock: 963            |        |   |                             |
        | NHP-99%                  |   |   | ------------- Shares         |        |   |                             |
        ----------------------------   |   |                              |        |   | Casualty-100%               |
                                       |   | Casualty-23.88%              |        |   -------------------------------
        ----------------------------   |   --------------------------------        |                 ||
        |   NATIONWIDE AFFINITY    |   |                                           |                 ||
        |    INSURANCE COMPANY     |   |   --------------------------------        |   -------------------------------
        |        OF AMERICA        |   |   |      NATIONWIDE CAPITAL      |        |   |        COLONIAL COUNTY      |
        |                          |___|   |        MORTGAGE, LLC         |        |   |       MUTUAL INSURANCE      |
        | Common Stock: 500,000    |   |   |                              |        |   |            COMPANY          |
        | ------------- Shares     |   |___| Mutual-5%                    |        |   |                             |
        |                          |   |   |                              |        |   | Surplus Debentures:         |
        | Casualty-100%            |   |   | NW Indemnity-95%             |        |   | -------------------         |
        ----------------------------   |   |                              |        |   |                             |
                                       |   --------------------------------        |   | Assurance                   |
        ----------------------------   |                                           |   | Lone Star                   |
        |     NEWHOUSE CAPITAL     |   |   --------------------------------        |   |                             |
        |      PARTNERS, LLC       |   |   |     NATIONWIDE INSURANCE     |        |   -------------------------------
        |                          |   |   |      COMPANY OF FLORIDA      |        |
        | Casualty-70%             |___|   |                              |        |   -------------------------------
        |                          |   |___| Common Stock: 10,000         |        |   |     NATIONWIDE SERVICES     |
        | GGAMI-19%                |   |   | ------------  Shares         |        |   |         COMPANY, LLC        |
        |                          |   |   |                              |        |   |                             |
        | Fire-10%                 |   |   | Casualty-100%                |        |   | Single Member Limited       |
        ----------------------------   |   |                              |        |---| Liability Company           |
                                       |   --------------------------------        |   |                             |
        ----------------------------   |                                           |   | Casualty-100%               |
        |                          |   |                                           |   |                             |
        |                          |   |                                           |   -------------------------------
        |    NATIONWIDE LLOYDS     |   |                                           |
        |                          |===|                                           |   -------------------------------
        |      A TEXAS LLOYDS      |                                               |   |       AMERICAN MARINE       |
        |                          |                                               |   |      UNDERWRITERS, INC.     |
        |                          |                                               |   |                             |
        ----------------------------                                               |   | Common Stock:  20 Shares    |
                                                                                   |___| -------------               |
                                                                                       |                             |
                                                                                       | Casualty-100%               |
                                                                                       |                             |
                                                                                       -------------------------------

                                                                                                                        (right side)
  ------------------------------------------                                                                ------------------------
  |                                        |                                                                |      NATIONWIDE      |
  |                                        |                                                                |      FOUNDATION      |
  |                                        |                                                                |                      |
  |           NATIONWIDE MUTUAL            |                                                                |      MEMBERSHIP      |
==|        FIRE INSURANCE COMPANY          |                                                                |      NONPROFIT       |
  |                (FIRE)                  |                                                                |     CORPORATION      |
  |                                        |                                                                ------------------------
  |                                        |
  |                                        |
  ------------------------------------------
                        |
                        |_______________________________________________________________________________________________
                                                                                  |                    |               |
_______________________________________________________________________________   |                    |               |
                         |                                       |            |   |                    |               |
                         |   --------------------------------    |   --------------------------------  |  ------------------------
                         |   |       NATIONWIDE CASH        |    |   |          NATIONWIDE          |  |  |                      |
                         |   |      MANAGEMANT COMPANY      |    |   |          CORPORATION         |  |  |       RETENTION      |
                         |   |                              |    |   | Common Stock:     Control    |  |  |   ALTERNATIVES, LTD. |
                         |   |                              |    |   | -------------     -------    |  |  |                      |
                         |___| Common Stock:  100 Shares    |    |   | 13,642,432        100%       |  |  |                      |
                         |   | -------------                |    |   |                              |  |  |                      |
                         |   |                              |    |   |          Shares              |  |  | Fire-100%            |
                         |   |                              |    |   |          ------              |  |  |                      |
                         |   | Casualty-100%                |    |   | Casualty 12,992,922          |  |  ------------------------
                         |   --------------------------------    |   | Fire        649,510          |  |
                         |                                       |   |                              |  |
                         |   --------------------------------    |   |             (See Page 3)     |  |
                         |   |                              |    |   --------------------------------  |
                         |   |                              |    |                                     |
                         |   |          NATIONWIDE          |    |   --------------------------------  |
                         |   |           ARENA LLC          |    |   |       ALLNATIONS, INC.       |  |
                         |---|                              |    |   | Common Stock:  12,248 Shares |  |
                         |   |                              |    |   | -------------                |  |
                         |   |                              |    |   |                              |  |
                         |   | Casualty-90%                 |    |   | Casualty-16.2%               |  |
                         |   |                              |    |___| Fire-16.2%                   |---
                         |   --------------------------------    |   | Preferred Stock: 1,466 Shares|
                         |                                       |   | ----------------             |
                         |   --------------------------------    |   |                              |
                         |   |     NATIONWIDE INSURANCE     |    |   | Casualty-6.8%                |
                         |   |      SALES COMPANY, LLC      |    |   | Fire-6.8%                    |
                         |   |            (NISC)            |    |   --------------------------------
                         |   |                              |    |
                         |---|     Single Member Limited    |__  |   --------------------------------
                         |   |       Liability Company      | |  |   |   NATIONWIDE INTERNATIONAL   |
                         |   |                              | |  |   |         UNDERWRITERS         |
                         |   | Casualty-100%                | |  |   |                              |
                         |   -------------------------------- |  |   | Common Stock:  1,000         |
                         |                   |                |  |___| -------------  Shares        |
                         |                   |                |  |   |                              |
                         |   -------------------------------- |  |   |                              |
                         |   |           INSURANCE          | |  |   | Casualty-100%                |
                         |   |      INTERMEDIARIES, INC.    | |  |   --------------------------------
                         |   |                              | |  |
                         |   | Common Stock: 1,615          | |  |   --------------------------------
                         |   | ------------- Shares         | |  |   |       CALFARM INSURANCE      |
                         |   |                              | |  |   |            COMPANY           |
                         |   |                              | |  |   |                              |
                         |   | NISC-100%                    | |  |   | Common Stock:  52,000        |
                         |   -------------------------------- |  |___| -------------  Shares        |
                         |                                    |  |   |                              |
                         |   -------------------------------- |  |   |                              |
                         |   |      DISCOVER INSURANCE      | |  |   | Casualty-100%                |
                         |   |          AGENCY LLC          | |  |   --------------------------------
                         |   |                              | |  |
                         |   |     Single Member Limited    | |  |   --------------------------------
                         |   |       Liability Company      |--  |   |      NATIONWIDE REALTY       |
                         |   |                              |    |   |        INVESTORS, LTD        |
                         |   | NISC-100%                    |    |   |                              |
                         |   |                              |    |   | Casualty-95%                 |
                         |   --------------------------------    |---|                              |
                         |                                       |   | NW Indemnity-5%              |
                         |   --------------------------------    |   |                              |
                         |   |      DISCOVER INSURANCE      |    |   --------------------------------
                         |   |          AGENCY OF           |    |
                         |   |          TEXAS, LLC          |    |   --------------------------------
                         |   |                              |    |   |     NATIONWIDE STRATEGIC     |
                         |---|     Single Member Limited    |    |   |     INVESTMENT FUND, LLC     |
                         |---|       Liability Company      |    |   |                              |
                             |                              |    |---|     Single Member Limited    |
                             |                              |    |   |       Liability Company      |
                             --------------------------------        |                              |
                                                                     | Casualty-100%                |
                                                                     |                              |
                                                                     --------------------------------


                                                                                      Subsidiary Companies      -- Solid Line
                                                                                      Contractual Association   -- Double Line
                                                                                      Limited Liability Company -- Dotted Line

                                                                                      March 31, 2003

                                                                            (left side)
                    -----------------------
                    |   FARMLAND MUTUAL   |
                    |  INSURANCE COMPANY  |
                    |                     |
                    | Guaranty Fund       |__________________________________________
                    | -------------       |__________________________________________
                    | Certificate         |
                    | -----------         |
                    |                     |
                    | Casualty            |
                    |         (See Page 1)|
                    |                     |
                    -----------------------
















                               _________________________________________________
                               |                    |
                               |                    |
                               |                    |
----------------------------   |      ----------------------------
|   NATIONWIDE INSURANCE   |   |      |       AID FINANCE        |
|    COMPANY OF AMERICA    |   |      |      SERVICES, INC.      |
|                          |   |      |      (AID FINANCE)       |
| Common Stock:  12,000    |   |      |                          |
| -------------  Shares    |___|      | Common Stock:  10,000    |
|                          |   |      | -------------  Shares    |
|                          |   |      |                          |
| AGI-100%                 |   |      | AGI-100%                 |
----------------------------   |      ----------------------------
                               |                    |
----------------------------   |                    |
|     ALLIED DOCUMENT      |   |      ----------------------------
|     SOLUTIONS, INC.      |   |      |          ALLIED          |
|                          |   |      |     GROUP INSURANCE      |
| Common Stock:  10,000    |   |      |    MARKETING COMPANY     |
| -------------  Shares    |___|      |                          |
|                          |   |      | Common Stock:  20,000    |
|                          |   |      | -------------  Shares    |
| AGI-100%                 |   |      |                          |
----------------------------   |      | Aid Finance-100%         |
                               |      ----------------------------
----------------------------   |
|       DEPOSITORS         |   |      ----------------------------
|    INSURANCE COMPANY     |   |      |         PREMIER          |
|      (DEPOSITORS)        |   |      |         AGENCY           |
|                          |   |      |           INC.           |
| Common Stock:  300,000   |___|______|                          |
| -------------  Shares    |   |      | Common Stock:  100,000   |
|                          |   |      | -------------  Shares    |
| AGI-100%                 |   |      |                          |
----------------------------   |      | AGI-100%                 |
                               |      ----------------------------
----------------------------   |
|     ALLIED PROPERTY      |   |
|       AND CASUALTY       |   |
|    INSURANCE COMPANY     |   |
|                          |___|
| Common Stock:  300,000   |
| -------------  Shares    |
|                          |
| AGI-100%                 |
----------------------------

                                  NATIONWIDE(R)                                                       (middle)
               ------------------------------------------
               |                                        |
               |                                        |
               |                                        |
_______________|           NATIONWIDE MUTUAL            |______________________________________________________
_______________|           INSURANCE COMPANY            |______________________________________________________
               |              (CASUALTY)                |
               |             (See Page 1)               |
               |                                        |
               |                                        |
               ------------------------------------------
                                    |__________________________________________________________________________
                                    |
                                    |
                      ----------------------------
                      |          ALLIED          |
                      |        GROUP, INC.       |
                      |           (AGI)          |
                      |                          |
                      | Common Stock: 850 Shares |
                      | -------------            |
                      |                          |
                      | Casualty-100%            |
                      ----------------------------
                                    |
                                    |
                                    |
                                    |
_______________________________________________________________________________________________________________
                                    |                             |
                                    |                             |
                                    |                             |
     ----------------------------   |               ----------------------------
     |   NATIONWIDE MORTGAGE    |   |               |            AMCO          |
     |      HOLDINGS INC.       |   |               |     INSURANCE COMPANY    |
     |          (NMH)           |   |               |           (AMCO)         |
  ___|                          |___|            ___|                          |
 |   | AGI-100%                 |               |   | Common Stock:  300,000   |
 |   |                          |               |   | -------------  Shares    |
 |   |                          |               |   |                          |
 |   ----------------------------               |   | AGI-100%                 |
 |                                              |   ----------------------------
 |   ----------------------------               |
 |   |     NATIONWIDE HOME      |               |   ----------------------------
 |   |  MORTGAGE DISTRIBUTORS   |               |   |          ALLIED          |
 |   |           INC.           |               |   |      GENERAL AGENCY      |
 |___|                          |               |   |         COMPANY          |
 |   | NMHI-100%                |               |___|                          |
 |   |                          |               |   | Common Stock:  5,000     |
 |   |                          |               |   | -------------  Shares    |
 |   ----------------------------               |   |                          |
 |                                              |   | AMCO-100%                |
 |   ----------------------------               |   ----------------------------
 |   |        NATIONWIDE        |               |
 |   |    ADVANTAGE MORTGAGE    |               |   ----------------------------
 |   |      COMPANY (NAMC)      |               |   |                          |
 |___|                          |               |   |       ALLIED TEXAS       |
     | Common Stock:  54,348    |               |   |       AGENCY, INC.       |
     | -------------  Shares    |               |___|                          |
     |                          |               |   |                          |
     | NMHI-89.75%              |               |   | AMCO-100%                |
     ----------------------------               |   |                          |
                   |                            |   |                          |
                   |                            |   ----------------------------
     ----------------------------               |
     |           AGMC           |               |   ----------------------------   ----------------------------
     |      REINSURANCE, LTD.   |               |   |     CALFARM INSURANCE    |   |      CAL-AG INSURANCE    |
     |                          |               |   |           AGENCY         |   |       SERVICES, INC.     |
     | Common Stock:  11,000    |               |   |                          |   |                          |
     | -------------  Shares    |               |___| Common Stock:  1,000     |___| Common Stock:  100       |
     |                          |                   | -------------  Shares    |   | -------------  Shares    |
     | NAMC-100%                |                   |                          |   |                          |
     ----------------------------                   | AMCO-100%                |   | CalFarm Insurance        |
                                                    |                          |   | Agency-100%              |
                                                    ----------------------------   ----------------------------

                                                                                                      (right)
               ------------------------------------------
               |                                        |
               |                                        |
               |                                        |
_______________|           NATIONWIDE MUTUAL            |
_______________|        FIRE INSURANCE COMPANY          |
               |                (FIRE)                  |
               |             (See Page 1)               |
               |                                        |
               |                                        |
               ------------------------------------------
_____________________________________
                                    |
                                    |
                      ----------------------------
                      |        SCOTTSDALE        |
                      |     INSURANCE COMPANY    |
                      |           (SIC)          |
                      |                          |
                      | Common Stock:  30,136    |
                      | -------------  Shares    |
                      |                          |
                      | Casualty-100%            |
                      ----------------------------
                                    |
                                    |
                                    |
                                    |____________________________________________________________
                                    |                                                           |
                                    |                                                           |
                                    |                                                           |
                                    |                                                           |
                                    |   ----------------------------               ----------------------------
                                    |   |        SCOTTSDALE        |               |      VETERINARY PET      |
                                    |   |       SURPLUS LINES      |               |      SERVICES, INC.      |
                                    |   |     INSURANCE COMPANY    |               |          (VPSI)          |
                                    |___|                          |               |                          |
                                    |   | Common Stock:  10,000    |               | Common Stock:  1,695,985 |
                                    |   | -------------  Shares    |               | -------------  Shares    |
                                    |   |                          |               |                          |
                                    |   | SIC-100%                 |               | SIC-5.1%                 |
                                    |   ----------------------------           |___|                          |
                                    |                                          |   | Preferred-A    403,226   |
                                    |   ----------------------------           |   | -----------    Shares    |
                                    |   |         WESTERN          |           |   |                          |
                                    |   |    HERITAGE INSURANCE    |           |   | SIC-100%                 |
                                    |   |         COMPANY          |           |   |                          |
                                    |___|                          |           |   | Preferred-B    250,596   |
                                        | Common Stock:  4,776,076 |           |   | -----------    Shares    |
                                        | -------------  Shares    |           |   |                          |
                                        |                          |           |   | SIC-96.5%                |
                                        | SIC-100%                 |           |   ----------------------------
                                        ----------------------------           |
                                                                               |   ----------------------------
                                                                               |   |      VETERINARY PET      |
                                                                               |   |       INSURANCE CO.      |
                                                                               |   |                          |
                                                                               |___|                          |
                                                                               |   | VPSI-100%                |
                                                                               |   |                          |
                                                                               |   |                          |
                                                                               |   ----------------------------
                                                                               |
                                                                               |   ----------------------------
                                                                               |   |       DVM INSURANCE      |
                                                                               |   |        AGENCY, INC.      |
                                                                               |___|                          |
                                                                               |   | VPSI-100%                |
                                                                               |   |                          |
                                                                               |   ----------------------------
                                                                               |
                                                                               |   ----------------------------
                                                                               |   |     VPI SERVICES, INC.   |
                                                                               |___|                          |
                                                                                   | VPSI-100%                |
                                                                                   |                          |
                                                                                   ----------------------------


                                                                                      Subsidiary Companies      -- Solid Line
                                                                                      Contractual Association   -- Double Line
                                                                                      Limited Liability Company -- Dotted Line

                                                                                      March 31, 2003

________________________________________________________________________________
|                   |
|                   |
|                   |
|   ---------------------------------       ---------------------------------
|   |    NATIONWIDE TOWARZYSTWO     |       |  NATIONWIDE GLOBAL HOLDINGS,  |
|   |    UBEZPIECZEN NA ZYCIE SA    |       |     INC.-LUXEMBOURG BRANCH    |
|   |                               |       |             (BRANCH)          |
|   |Common Stock: 1,952,000 Shares |       |                               |___
|   |------------                   |       |                               |
|   |                               |       |                               |
|   |NGH-100%                       |       | Endowment Capital-            |
|   ---------------------------------       ---------------------------------
|                                                           |
|   ---------------------------------       ---------------------------------
|   |                               |       |                               |
|   |          NATIONWIDE           |       |     NGH LUXEMBOURG S.A.       |
|   |      FINANCIAL SP. Z O.O.     |       |          (LUX SA)             |
|___|                               |       |Common Stock:      5,894 Shares|
|   |Common Stock: 40,950 Shares    |    ___|------------                   |___
|   |------------                   |   |   |                               |
|   |                               |   |   |                               |
|   |                               |   |   |                               |
|   |NGH-100%                       |   |   |BRANCH-99.98%                  |
|   ---------------------------------   |   ---------------------------------
|                                       |
|   ---------------------------------   |   ---------------------------------
|   |      SIAM AR-NA-KHET          |   |   |         NGH UK, LTD.          |
|   |     COMPANY LTD. (SIAM)       |   |   |                               |
|---|                               |   |   |                               |
|   |                               |   |___|                               |
|   |                               |   |   |                               |
|   |                               |   |   |                               |
|   |NGH-48.99%                     |   |   |                               |
|   ---------------------------------   |   |LUX SA-100%                    |
|                   |                   |   ---------------------------------
|                   |                   |
|                   |                   |
|   ---------------------------------   |
|   |  NATIONWIDE LIFE ASSURANCE    |   |   ---------------------------------
|   |        COMPANY, LTD.          |   |   |   NATIONWIDE GLOBAL HOLDINGS  |
|   |                               |   |   |   -NGH BRASIL PARTICIPACOES,  |
|   |                               |   |   |       LTDA (NGH BRASIL)       |
|   |NGH-24.3%                      |   |___|                               |
|   |SIAM-37.7%                     |   |   |        Shares                 |
|   ---------------------------------   |   |        ------                 |
|                                       |   |LUX SA 6,164,899               |
|                                       |   |NGH    1                       |
|                                       |   ---------------------------------
|   --------------------------------|   |                   |
|   |     SBSC LTD (THAILAND)       |   |                   |
|   |Common Stock:           24,500 |   |   ---------------------------------
|   |------------                   |   |   |    NATIONWIDE MARTIMA VIDA e  |
|   |Shares                         |   |   |       PREVIDENCIA SA          |
|---|                               |   |   |                               |
    |NGH-.01%                       |   |   |Common Stock: 134,822,225      |
    |                               |   |   |------------  Shares           |
    |SIAM-48.98%                    |   |   |                               |
    ---------------------------------   |   |                               |
                                        |   |DPSA-86.4%                     |
                                        |   ---------------------------------
    ---------------------------------   |                   |
    |     PANEUROLIFE (PEL)         |   |   ---------------------------------
    |                               |   |   |   CLARIENT LIFE INSURANCE     |
    |Common Stock:  1,300,000 Shares|   |___|                               |
    |------------                   |___|   |Common Stock: 65,000 Shares    |
    |                               |   |   |------------                   |
    |                               |   |   |                    Shares     |
    |LUX SA-100%                    |   |   |                    ------     |
    |LUF                            |   |   |LUX SA-100%         64,999     |
    ---------------------------------   |   |NGH                      1     |
                  |                     |   ---------------------------------
                  |                     |                   |
    ---------------------------------   |   ---------------------------------
    |      VERTBOIS, SA             |   |___|                               |
    |                               |       |                               |
    |                               |       |       DANICA LIFE S. A        |
    |                               |       |                               |
    |                               |       |                               |
    |                               |       |                               |
    |                               |       |                               |
    |                               |       |                               |
    | PEL-99.99%                    |       |                               |
    | LUX SA-.01%                   |       |LUX SA-100%                    |
    ---------------------------------       ---------------------------------

                                                                        (middle)


                                     NATIONWIDE(R)

    -------------------
   |  FARMLAND MUTUAL  |
   | INSURANCE COMPANY |           --------------------
   |                   |___________|NATIONWIDE MUTUAL |________________________
   |Guaranty Fund      |___________|INSURANCE COMPANY |________________________
   |Certificate        |           |    (CASUALTY)    |
   |                   |           |   (See Page 1)   |
   |Casualty           |           --------------------
   |   (See Page 1)    |                    |
    -------------------                     |
                            -----------------------------------
                            | NATIONWIDE CORPORATION (NW CORP) |
                            |     Common Stock:    Control     |
                            |     -------------    -------     |
                            |     13,642,432         100%      |
                            |                                  |
                            |            Shares                |
                            |            ------                |
                            |Casualty   12,992,922             |
                            |Fire          649,510             |
                            ---------------------------------
                                             |
                                             |
                         ___________________________________________________________________________________________________________
_______                 |                                               |                                        |
       |   ---------------------------------             ---------------------------------        ---------------------------------
       |   |      NATIONWIDE GLOBAL        |             |           NATIONWIDE          |        |      NATIONWIDE FINANCIAL     |
       |   |     HOLDINGS, INC. (NGH)      |             |        SECURITIES, INC.       |        |      SERVICES, INC. (NFS)     |
       |   |                               |             |                               |        |                               |
_______|___|Common Stock:       1 Share    |             |Common Stock:   7,676 Share    |        |Common Stock:  Control         |
       |   |------------                   |             |------------                   |        |------------   -------         |
       |   |                               |             |                               |        |Class A      Public-100%       |
       |   |                               |             |                               |        |Class B      NW Corp-100%      |
       |   |NW Corp.-100%                  |             |NW Corp.-100%                  |        |       (See Page 4)            |
       |   ---------------------------------             ---------------------------------        ---------------------------------
       |
       |   ---------------------------------
       |   |    NATIONWIDE GLOBAL LIMITED  |
       |   |                               |
       |   |Common Stock: 20,343,752 Shares|
       |___|------------                   |
       |   |                   Shares      |
       |   |                   ------      |
       |   |NGH                20,343,751  |
       |   |LUX SA             1           |
       |   ---------------------------------
       |
       |   ---------------------------------
       |   |             NGH               |
       |   |       NETHERLANDS B.V.        |
       |   |                               |
       |___|Common Stock:         40 Shares|
       |   |------------                   |
       |   |                               |
       |   |                               |
       |   |NGH-100%                       |
       |   ---------------------------------
       |
       |
       |   ---------------------------------
       |   |      NATIONWIDE GLOBAL        |
       |   |         JAPAN, INC.           |
       |___|                               |
       |   |Common Stock:        100 Shares|
       |   |------------                   |
       |   |                               |
       |   |NGH - 100%                     |
       |   ---------------------------------
       |
       |   ---------------------------------
       |   |            NATIONWIDE         |
       |   |       SERVICES SP. Z O.O.     |
       |   |                               |
       |   |Common Stock:         80 Shares|
       |___|------------                   |
       |   |                               |
       |   |                               |
       |   |NGH-100%                       |
       |   ---------------------------------
       |   ---------------------------------
       |   |        NATIONWIDE GLOBAL      |
       |   |          FINANCE, LLC         |
       |   |                               |
       |---|     Single Member Limited     |
           |        Liability Company      |
           |                               |
           |                               |
           |NGH-100%                       |
           ---------------------------------

                                                                    (right side)

                                 -------------------------
                                 |NATIONWIDE MUTUAL      |
_________________________________|FIRE INSURANCE COMPANY |
_________________________________|       (FIRE)          |
                                 |    (See Page 1)       |
                                 -------------------------



________________________________________________________________
               |                                               |
               |                                               |
 ---------------------------------            ---------------------------------
 |      GARTMORE GLOBAL ASSET    |            |       GATES, MCDONALD         |
 |         MANAGEMENT TRUST      |            |      & COMPANY (GATES)        |
 |             (GGAMT)           |            |                               |
 |                               |       _____|Common Stock:        254 Shares|
 |                               |       |    |------------                   |
 |                               |       |    |                               |
 |NW Corp-100%                   |       |    |                               |
 |           (See Page 6)        |       |    |NW Corp.-100%                  |
 ---------------------------------       |    ---------------------------------
                                         |
                                         |
                                         |    ---------------------------------
                                         |    |    MEDPROSOLUTIONS, INC.      |
                                         |    |                               |
                                         |    |                               |
                                         |____|                               |
                                         |    |                               |
                                         |    |                               |
                                         |    |Gates-100%                     |
                                         |    ---------------------------------
                                         |
                                         |
                                         |    ---------------------------------
                                         |    |        GATES, MCDONALD &      |
                                         |    |    COMPANY OF NEW YORK, INC.  |
                                         |    |                               |
                                         |____|Common Stock:       3 Shares   |
                                         |    |------------                   |
                                         |    |                               |
                                         |    |                               |
                                         |    |Gates-100%                     |
                                         |    ---------------------------------
                                         |
                                         |    ---------------------------------
                                         |    |        GATES, MCDONALD &      |
                                         |    |       COMPANY OF NEVADA       |
                                         |    |                               |
                                         |    |Common Stock:         40 Shares|
                                         |____|------------                   |
                                         |    |                               |
                                         |    |                               |
                                         |    |Gates-100%                     |
                                         |    ---------------------------------
                                         |
                                         |    ---------------------------------
                                         |    |        GATESMCDONALD          |
                                         |    |      HEALTH PLUS, INC.        |
                                         |    |                               |
                                         |____|Common Stock:        200 Shares|
                                              |------------                   |
                                              |                               |
                                              |Gates-100%                     |
                                              ---------------------------------

                                        Subsidiary Companies      -- Solid Line
                                        Contractual Association   -- Double Line
                                        Limited Liability Company -- Dotted Line
                                        March 31, 2003

                                                                     (left side)



    -------------------
   |  FARMLAND MUTUAL  |
   | INSURANCE COMPANY |
   |                   |________________________
   |Guaranty Fund      |________________________
   |Certificate        |
   |                   |
   |Casualty           |
   |   (See Page 1)    |
   --------------------


          __________________________________________________________________________________________________
          |                                  |                      |
---------------------------    ----------------------------------   |   -----------------------------
|   NATIONWIDE FINANCIAL  |    |   NATIONWIDE LIFE INSURANCE    |   |   |       TBG INSURANCE       |
|  SERVICES CAPITAL TRUST |    |     COMPANY (NW LIFE)          |   |   |    SERVICES CORPORATION   |
|                         |    |                                |   |   |                           |
| Preferred Stock:        | ___| Common Stock: 3,814,779 Shares |   |___|                           |
| ---------------         | |  | ------------                   |   |   |                           |
|                         | |  |                                |   |   |                           |
|                         | |  |                                |   |   |                           |
| NFS-100%                | |  | NFS-100%                       |   |   | NFS-63%                   |
--------------------------- |  ----------------------------------   |   -----------------------------
                            |                                       |
                            |                                       |   -----------------------------
                            |  ----------------------------------   |   |   CAP PRO HOLDING, INC.   |
                            |  |      NATIONWIDE LIFE AND       |   |   |                           |
                            |  |   ANNUITY INSURANCE COMPANY    |   |   |                           |
                            |  |                                |   |   |                           |
                            |__| Common Stock: 66,000 Shares    |   |___|                           |
                            |  | ------------                   |       |                           |
                            |  |                                |       |                           |
                            |  | NW Life-100%                   |       | NFS-63%                   |
                            |  ----------------------------------       -----------------------------
                            |
                            |  ----------------------------------
                            |  |      NATIONWIDE INVESTMENT     |
                            |  |      SERVICES CORPORATION      |
                            |  |                                |
                            |__| Common Stock: 5,000 Shares     |
                            |  | ------------                   |
                            |
                            |  |                                |
                            |  |                                |
                            |  | NW Life-100%                   |
                            |  ----------------------------------
                            |
                            |  ----------------------------------
                            |  |      NATIONWIDE FINANCIAL      |
                            |__|       ASSIGNMENT COMPANY       |
                            |  |                                |
                            |  | NW LIFE-100%                   |
                            |  ----------------------------------
                            |
                            |  ----------------------------------
                            |  | NATIONWIDE PROPERTIES LTD.     |
                            |  |                                |
                            |  | Units:                         |
                            |__| -----                          |
                            |  | NW LIFE-97.6%                  |
                            |  | Casualty-2.4%                  |
                            |  ----------------------------------
                            |
                            |  ----------------------------------
                            |  |    NATIONWIDE COMMUNITY        |
                            |  |   DEVELOPMENT CORP., LLC       |
                            |  |                                |
                            |--| Units:                         |
                            |  | -----                          |
                            |  | NW LIFE-67%                    |
                            |  | NW Indemnity-33%               |
                            |  ----------------------------------
                            |
                            |  ----------------------------------
                            |  |     NATIONWIDE AFFORDABLE      |
                            |  |         HOUSING, LLC           |
                            |--|                                |
                               | NW Life-45%                    |
                               | NW Indemnity-45%               |
                               ----------------------------------

                                                                        (middle)

                                         NATIONWIDE(R)

                         ---------------------
   ______________________| NATIONWIDE MUTUAL |_________________________________
   ______________________| INSURANCE COMPANY |_________________________________
                         |    (CASUALTY)     |                  |
                         |   (See Page 1)    |                  |
                         ---------------------                  |
                                                                |
                                          ---------------------------------------------
                                          |      NATIONWIDE CORPORATION (NW CORP)     |
                                          |          Common Stock:    Control:        |
                                          |          ------------     -------         |
                                          |            13,642,432       100%          |
                                          |               Shares                      |
                                          |               ------                      |
                                          | Casualty    12,992,922                    |
                                          | Fire           649,510                    |
                                          ---------------------------------------------
                                                                |
                                                                |
                                               ------------------------------------
                                               |      NATIONWIDE FINANCIAL        |
                                               |      SERVICES, INC. (NFS)        |
                                               | Common Stock:       Control      |
                                               | ------------        -------      |
                                               | Class A             Public-100%  |
                                               | Class B             NW Corp-100% |
                                               ------------------------------------
                                                                |
                                                                |
          _________________________________________________________________________________________________________________________
                                      |                                 |                                       |
                        -----------------------------       ----------------------------        -----------------------------------
                        |     NATIONWIDE TRUST      |       |   NFS DISTRIBUTORS, INC. |        |    NATIONWIDE FINANCIAL         |
                        |       COMPANY, FSB        |       |          (NFSDI)         |        |  SERVICES CAPITAL TRUST II      |
                        |                           |       |                          |        |                                 |
                        | Common Stock: 2,800,000   |       |                          |        |                                 |
                        | ------------  Shares      |       |                          |        |                                 |
                        |                           |       |                          |        |                                 |
                        |                           |       |                          |        |                                 |
                        | NFS-100%                  |       |  NFS-100%                |        | NFS-100%                        |
                        -----------------------------       ----------------------------        -----------------------------------
                                                                        |                                       |
                                      _____________________________________________________________________________________________
                                      |                                 |                  |                    |
                                      |                                 |                  |                    |
                        -----------------------------       ----------------------------   |    -----------------------------------
                        |    NATIONWIDE FINANCIAL   |       |    NATIONAL DEFERRED     |   |    |                                 |
                        |  INSTITUTION DISTRIBUTORS |       |    COMPENSATION, INC.    |   |    |   THE 401(K) COMPANIES, INC.    |
                        |    AGENCY, INC. (NFIDAI)  |       |                          |   |    |          (401(K))               |
                        |                           |       |                          |   |    |                                 |
                        | Common Stock: 1,000 Shares|       |                          |   |    |                                 |
                        | ------------              |       |                          |   |    |                                 |
                        |                           |       |                          |   |    |                                 |
                        | NFSDI-100%                |       | NFSDI-100%               |   |    | NFSDI-100%                      |
                        -----------------------------        ---------------------------   |    -----------------------------------
                                      |||                               ||                 |                    |
    --------------------------------- ||| ----------------------------- ||   --------------------------------   |
    |    FINANCIAL HORIZONS         | ||| |                           | ||   |     NATIONWIDE RETIREMENT    |   |
    |    DISTRIBUTORS AGENCY        | ||| |                           | ||   |      PLAN SERVICES, INC.     |   |
    |     OF ALABAMA, INC.          | ||| |        FLORIDA            | ||   |                              |   |
    | Common Stock: 10,000 Shares   |_||| |        RECORDS            |_||   |   Common Stock:  Control     |   |
    | ------------                  | ||| |    ADMINISTRATOR, INC     |__|   |   -------------  -------     |   |
    |                               | ||| |                           |      |  Class A        NFS-100%     |   |
    |                               | ||| |                           |      |  Class B      NFSDI-100%     |   |
    |                               | ||| |                           |      |                              |   |
    | NFIDAI-100%                   | ||| |                           |      |                              |   |
    --------------------------------- ||| -----------------------------      --------------------------------   |
                                      |||                                                                       |
    --------------------------------- ||| -----------------------------      --------------------------------   |
    |    LANDMARK FINANCIAL         | ||| |                           |      |      401(k) INVESTMENT       |   |
    |       SERVICES OF             | ||| |                           |      |      SERVICES, INC.          |   |
    |      NEW YORK, INC.           | ||| |    FINANCIAL HORIZONS     |      |                              |   |
    | Common Stock: 10,000 Shares   | |||_|       DISTRIBUTORS        |      |Common Stock: 1,000,000 Shares|___|
    | ------------                  |_|||_|   AGENCY OF OHIO, INC     |      |-------------                 |   |
    |                               | ||| |                           |      |                              |   |
    |                               | ||| |                           |      |                              |   |
    | NFIDAI-100%                   | ||| |                           |      |401(k)-100%                   |   |
    --------------------------------- ||| -----------------------------      --------------------------------   |
                                      |||                                                                       |
    --------------------------------- ||| -----------------------------      --------------------------------   |
    |    FINANCIAL HORIZONS         | ||| |                           |      |      401(k) INVESTMENT       |   |
    |      SECURITIES CORP.         | ||| |                           |      |       ADVISORS, INC.         |   |
    |                               | ||| |    FINANCIAL HORIZONS     |      |                              |   |
    | Common Stock: 10,000 Shares   | |||_|       DISTRIBUTORS        |      |Common Stock: 1,000 Shares    |___|
    | ------------                  |_|||_|        AGENCY OF          |      |-------------                 |   |
    |                               | ||| |      OKLAHOMA, INC        |      |                              |   |
    |                               | ||| |                           |      |                              |   |
    | NFIDAI-100%                   | ||| |                           |      |401(k)-100%                   |   |
    --------------------------------- ||| -----------------------------      --------------------------------   |
                                      |||                                                                       |
    --------------------------------- ||| -----------------------------      --------------------------------   |
    |   AFFILIATE AGENCY, INC.      | ||| |                           |      |    THE 401(k) COMPANY        |   |
    |                               | ||| |                           |      |                              |   |
    | Common Stock: 100 Shares      | ||| |    FINANCIAL HORIZONS            |Common Stock: 855,000 Shares  |   |
    | ------------                  |_|||_|       DISTRIBUTORS        |      |-------------                 |___|
    |                               | |||_|   AGENCY OF TEXAS, INC    |      |                              |   |
    |                               | ||| |                           |      |                              |   |
    | NFIDAI-100%                   | ||| |                           |      |401(k)-100%                   |   |
    --------------------------------- ||| -----------------------------      --------------------------------   |
                                      |||                                                                       |
    --------------------------------- ||| ------------------------------     --------------------------------   |
    |    NATIONWIDE FINANCIAL       | ||| |      AFFILIATE AGENCY      |     |                              |   |
    |  INSTITUTION DISTRIBUTORS     | ||| |        OF OHIO, INC.       |     |                              |   |
    |INSURANCE AGENCY, INC. OF MASS.| |||_|                            |     |  RIVERVIEW AGENCY, INC.      |___|
    | Common Stock: 100 Shares      |_||__| Common Stock: 750 Shares   |     |                              |___|
    | ------------                  | |   | ------------               |     |                              |
    |                               | |   |                            |     |                              |
    | NFIDAI-100%                   | |   | NFIDAI-100%                |     |                              |
    --------------------------------- |   ------------------------------     --------------------------------
                                      |
    --------------------------------- |
    |    NATIONWIDE FINANCIAL       | |
    |  INSTITUTION DISTRIBUTORS     | |
    | AGENCY, INC. OF NEW MEXICO    | |
    | Common Stock: 100 Shares      |_|
    | ------------                  |
    |                               |
    | NFIDAI-100%                   |
    ---------------------------------

                                                                    (right side)

            -------------------------
            |    NATIONWIDE MUTUAL   |
____________| FIRE INSURANCE COMPANY |
____________|          (FIRE)        |
            |     (See Page 1)       |
            --------------------------


 _______________________________________________________________________________________________________________
                                      |                                   |                                    |
                       --------------------------------      -----------------------------      -------------------------------
                       |  PENSION ASSOCIATES, INC.    |      | NATIONWIDE LIFE INSURANCE |      |     NATIONWIDE FINANCIAL     |
                       |                              |      |    COMPANY OF AMERICA     |      |    SERVICES, (BERMUDA) LTD.  |
                       | Common Stock: 1,000 Shares   |      |         (NLICA)           |      |            (NFSB)            |
                       | ------------                 |      |                           |      | Common Stock: 250,000 Shares |
                       |                              |      |                           |      |                              |
                       |                              |      |                           |      |                              |
                       | NFS-100%                     |      | NFS-100%      (See Page 5)|      | NFS-100%                     |
                       --------------------------------      -----------------------------      -------------------------------
                                                                                                               |
 _______________________________________                                                                       |
                                       |                                                                       |
                        --------------------------------                                        --------------------------------
                        |    NATIONWIDE RETIREMENT     |                                        |     NFSB INVESTMENTS LTD.    |
                        |    SOLUTIONS, INC. (NRS)     |                                        |                              |
                        |                              |                                        | Common Stock: 12,000 Shares  |
                        | Common Stock: 236,494 Shares |__                                      | ------------                 |
                        | -------------                |  |                                     |                              |
                        |                              |  |                                     |                              |
                        | NFSDI-100%                   |  |                                     | NFSB-100%                    |
                        --------------------------------  |                                     --------------------------------
                                                          |
                                                          |
                         -------------------------------- | -----------------------------
                         |   NATIONWIDE RETIREMENT      | | |   NATIONWIDE RETIREMENT   |
                         |    SOLUTIONS, INC. OF        | | |    SOLUTIONS, INC. OF     |
                         |         ALABAMA              | | |        NEW MEXICO         |
                         | Common Stock: 10,000 Shares  |_|_| Common Stock: 1,000 Shares|
                         | ------------                 | | | ------------              |
                         |                              | | |                           |
                         | NRS-100%                     | | | NRS-100%                  |
                         -------------------------------- | -----------------------------
                                                          |
                         -------------------------------- | -----------------------------
                         |   NATIONWIDE RETIREMENT      | | |   NATIONWIDE RETIREMENT   |
                         |    SOLUTIONS, INC. OF        | | |    SOLUTIONS, INC. OF     |
                         |         ARIZONA              | | |        SO. DAKOTA         |
                         | Common Stock: 1,000 Shares   |_|_| Common Stock: 1,000 Shares|
                         | ------------                 | | | ------------              |
                         |                              | | |                           |
                         | NRS-100%                     | | | NRS-100%                  |
                         -------------------------------- | -----------------------------
                                                          |
                         -------------------------------- | -----------------------------
                         |   NATIONWIDE RETIREMENT      | | |   NATIONWIDE RETIREMENT   |
                         |    SOLUTIONS, INC. OF        | | |    SOLUTIONS, INC. OF     |
                         |        ARKANSAS              | | |         WYOMING           |
                         | Common Stock: 50,000 Shares  |_|_| Common Stock: 500 Shares  |
                         | ------------                 | | | ------------              |
                         |                              | | |                           |
                         | NRS-100%                     | | | NRS-100%                  |
                         -------------------------------- | -----------------------------
                                                          |
                         -------------------------------- | -----------------------------
                         |   NATIONWIDE RETIREMENT      | | |                           |
                         |      SOLUTIONS, INS.         | | |                           |
                         |        AGENCY, INC.          | |_|   NATIONWIDE RETIREMENT   |
                         | Common Stock: 1,000 Shares   |_|_|    SOLUTIONS, INC. OF     |
                         | ------------                 | | |           OHIO            |
                         |                              | | |                           |
                         | NRS-100%                     | | |                           |
                         -------------------------------- | -----------------------------
                                                          |
                         -------------------------------- | -----------------------------
                         |   NATIONWIDE RETIREMENT      | | |                           |
                         |    SOLUTIONS, INC. OF        | | |                           |
                         |         MONTANA              | | |   NATIONWIDE RETIREMENT   |
                         |                              | |_|    SOLUTIONS, INC. OF     |
                         | Common Stock: 500 Shares     |_|_|         OKLAHOMA          |
                         | ------------                 | | |                           |
                         |                              | | |                           |
                         | NRS-100%                     | | |                           |
                         -------------------------------  | -----------------------------
                                                          |
                         -------------------------------- | -----------------------------
                         |   NATIONWIDE RETIREMENT      | | |                           |
                         |    SOLUTIONS, INC. OF        | | |                           |
                         |          NEVADA              | | |   NATIONWIDE RETIREMENT   |
                         | Common Stock: 1,000 Shares   | |_|    SOLUTIONS, INC. OF     |
                         | ------------                 |_|_|           TEXAS           |
                         |                              |   |                           |
                         | NRS-100%                     |   |                           |
                         --------------------------------   -----------------------------

                                       Subsidiary Companies      -- Solid Line
                                       Contractual Association   -- Double Line
                                       Limited Liability Company -- Dotted Line

                                       March 31, 2003

                                                                     (left side)

                                                             NATIONWIDE(R)

  ---------------------           --------------------------
  | FARMLAND MUTUAL   |___________|    NATIONWIDE MUTUAL   |____________________________
  | INSURANCE COMPANY |___________|    INSURANCE COMPANY   |____________________________
  |                   |           |      (CASUALTY)        |                |
  |  Guaranty Fund    |           |      (See Page 1)      |                |
  |  -------------    |           --------------------------                |
  |  Certificate      |                                                     |
  |  -----------      |                                                     |
  |                   |                                                     |
  |  Casualty         |                                                     |
  |     (See Page 1)  |                                                     |
  ---------------------                                                     |
                                                                            |
                                                                            |
                                                                            |
                                                        ------------------------------------------
                                                        |    NATIONWIDE CORPORATION (NW CORP)    |
                                                        |                                        |
                                                        |       Common Stock:     Control:       |
                                                        |       -------------     --------       |
                                                        |       13,642,432        100%           |
                                                        |                                        |
                                                        |            Shares                      |
                                                        |            ------
                                                        | Casualty   12,992,922                  |
                                                        | Fire          649,510                  |
                                                        ------------------------------------------
                                                                             |
                                                                             |
                                                                             |
                                                              ---------------------------------
                                                              |     NATIONWIDE FINANCIAL      |
                                                              |     SERVICES, INC. (NFS)      |
                                                              |                               |
                                                              | Common Stock:   Control       |
                                                              | -------------   -------       |
                                                              | Class A         Public - 100% |
                                                              | Class B         NW Corp - 100%|
                                                              ---------------------------------
                                                                              |
                                                                              |
                                                                              |
                                                               ----------------------------------
                                                               |  NATIONWIDE LIFE INSURANCE     |
                                                               |      COMPANY OF AMERICA        |
                        _______________________________________|           (NLICA)              |
                        |                             |        |                                |
                        |                             |        | NFS - 100%                     |
                        |                             |        ----------------------------------
                        |                             |                               |
                        |                             |                               |
                        |                             |                               |
          -----------------------------   -----------------------------     -----------------------
          |    NATIONWIDE LIFE AND    |   | NATIONWIDE LIFE INSURANCE |     |      NATIONWIDE     |
          |     ANNUITY COMPANY OF    |   |    COMPANY OF DELAWARE    |     |  PROVIDENT HOLDING  |
          |          AMERICA          |   |                           |  ___|       COMPANY       |___
          |                           |   |                           |  |  |        (NPHC)       |
          |                           |   |                           |  |  |                     |
          | NLICA - 100%              |   | NLICA - 100%              |  |  |    NLICA - 100%     |
          -----------------------------   -----------------------------  |  -----------------------
                                                                         |
                                                                         |
                                          -----------------------------  |  -----------------------
                                          |     WASHINGTON SQUARE     |  |  |   FOUR P FINANCE    |
                                          |      ADMINISTRATIVE       |  |  |      COMPANY        |
                                          |       SERVICES, INC.      |__|__|                     |
                                          |                           |  |  |                     |
                                          | NPHC - 100%               |  |  | NPHC - 100%         |
                                          -----------------------------  |  -----------------------
                                                                         |
                                                                         |
                                          -----------------------------  |  -----------------------
                                          |                           |  |  |                     |
                                          |          SOFTWARE         |  |  |     NATIONWIDE      |
                                          |        DEVELOPMENT        |  |  |     PROVIDENT       |
                                          |           CORP.           |__|__| DISTRIBUTORS, INC.  |
                                          |                           |  |  |                     |
                                          |                           |  |  |                     |
                                          | NPHC - 100%               |  |  | NPHC - 100%         |
                                          -----------------------------  |  -----------------------
                                                                         |
                                                                         |
                                          -----------------------------  |  -----------------------
                                          |     RF ADVISERS, INC.     |  |  |    DELFI REALTY     |
                                          |                           |  |  |    CORPORATION      |
                                          |                           |  |  |                     |
                                          |                           |__|__|                     |
                                          | NPHC - 100%               |  |  | NPHC - 100%         |
                                          -----------------------------  |  -----------------------
                                                                         |
                                                                         |
                                          -----------------------------  |  -----------------------
                                          |         PNAM, INC.        |  |  |   INSTITUTIONAL     |
                                          |                           |  |  |   CONCEPTS, INC.    |
                                          |                           |__|__|                     |
                                          |                           |  |  |                     |
                                          | NPHC - 100%               |  |  | NPHC - 100%         |
                                          -----------------------------  |  -----------------------
                                                                         |
                                                                         |
                                          -----------------------------  |  -----------------------
                                          |     PROVESTCO, INC.       |  |  |    1717 CAPITAL     |
                                          |                           |  |  | MANAGEMENT COMPANY  |___
                                          |                           |__|__|                     |___
                                          |                           |     |                     |
                                          | NPHC - 100%               |     | NPHC - 100%         |
                                          -----------------------------     -----------------------

                                                                    (right side)

          -------------------------------------
          |         NATIONWIDE MUTUAL         |
__________|      FIRE INSURANCE COMPANY       |
__________|             (FIRE)                |
          |          (See Page 1)             |
          -------------------------------------













     -----------------------------   -----------------------------
     |      RCMD FINANCIAL       |   |      1717 BROKERAGE       |
     |      SERVICES, INC.       |   |      SERVICES, INC.       |
     |         (RCMD)            |   |           (BSI)           |
_____|                           |___|                           |
  |  |                           |   |                           |
  |  |  NPHC - 100%              |   |  RCMD - 100%              |
  |  -----------------------------   -----------------------------
  |                |                               |
  |                |                               |
  |  -----------------------------   -----------------------------
  |  |       1717 ADVISORY       |   |       1717 INSURANCE      |
  |  |       SERVICES, INC.      |   |        AGENCY OF          |
  |  |                           |   |      MASSACHUSETTS, INC.  |
  |  |                           |   |                           |
  |  |  RCMD - 100%              |   |  BSI - 100%               |
  |  -----------------------------   -----------------------------
  |
  |
  |  -----------------------------
  |  |       MARKET STREET       |
  |  |        INVESTMENT         |
  |__|      MANAGEMENT COMPANY   |
     |                           |
     |        NPHC - 100%        |
     -----------------------------







    -----------------------------
    |                           |
 ___|     1717 INSURANCE        |
 ___|   AGENCY OF TEXAS, INC.   |
    |                           |
    -----------------------------

                                         Subsidiary Companies      - Solid Line
                                         Contractual Association   - Double Line
                                         Limited Liability Company - Dotted Line

                                         March 31, 2003

                                                                     (left side)

                ---------------------
                |  FARMLAND MUTUAL  |
                | INSURANCE COMPANY |
                |                   |
                |Guaranty Fund      |
                |-------------      |_______________________
                |Certificate        |_______________________
                |-----------        |
                |                   |
                |Casualty           |
                |   (See Page 1)    |
                ---------------------

              _________________________________________________________________
              |                |                |                 _____________
 ---------------------------   |                |                |
|     AUDENSTAR LIMITED     |  |   ---------------------------   |
|           (AL)            |  |  |     NATIONWIDE ASSET      |  |
|                           |  |  | MANAGEMENT HOLDINGS, LTD. |  |
|                           |  |  |         (NAMHL)           |  |
|                           |  |  |                           |  |
| GGAMT - 100%              |  |  |                           |  |
 ---------------------------   |  | GGAMT - 100%              |  |
              |                |   ---------------------------   |
 ---------------------------   |                |                |
|  RIVERVIEW INTERNATIONAL  |  |   ---------------------------   |
|        GROUP, INC.        |  |  |    NATIONWIDE UK ASSET    |  |
|           (RIG)           |  |  | MANAGEMENT HOLDINGS, LTD. |  |
|                           |__|  |         (NUKAMHL)         |  |
|                           |     |                           |  |
| GGAMT - 79%               |     |                           |  |
| AL - 21%                  |     |                           |  |
 ---------------------------      | NAMHL - 100%              |  |
              |                    ---------------------------   |
              |                                 |                |
 ---------------------------       ---------------------------   |
|  GARTMORE RIVERVIEW, LLC  |     |   NATIONWIDE UK HOLDING   |  |
|                           |     |       COMPANY, LTD.       |  |
|                           |     |        (NUKHCL)           |  |
|                           |     |                           |  |
|                           |     |                           |  |
| RIG - 70%                 |     | NUKAMHL - 96.37%          |  |
 ---------------------------       ---------------------------   |
                                                |                |
                                   ---------------------------   |
                                  |     ASSET MANAGEMENT      |  |
                                  |       HOLDINGS PLC        |  |
                                  |         (AMH)             |  |
                                  |                           |  |
                                  |                           |  |
                                  | NUKHCL - 100%             |  |
                                   ---------------------------   |
                                                |                |
                                   ---------------------------   |
                                  |    GARTMORE INVESTMENT    |  |
                                  |       MANAGEMENT PLC      |  |
                                  |           (GIM)           |__|
                                  |                           |
                                  | AMH - 99.99%              |
                                  | GNL - .01%                |
                                   ---------------------------

                                                                        (middle)

                              NATIONWIDE(R)

 -------------------
| NATIONWIDE MUTUAL |____________________________________________________________________________
| INSURANCE COMPANY |____________________________________________________________________________
|   (CASUALTY)      |               |
|  (See Page 1)     |               |
 -------------------                |
                 ----------------------------------------
                |    NATIONWIDE CORPORATION (NW CORP)    |
                |       Common Stock:   Control:         |
                |        ------------    -------         |
                |       13,642,432       100%            |
                |             Shares                     |
                |  Casualty   12,992,922                 |
                |  Fire          649,510                 |
                 ----------------------------------------
                                    |
                                    |
                   -------------------------------------
                  |          GARTMORE GLOBAL            |
                  |          ASSET MANAGEMENT           |
                  |           TRUST (GGAMT)             |
                  |                                     |
                  |       NW Corp.-100%                 |
                   -------------------------------------
                                   |
                                   |
 ________________________________________________________________________________________________
 ________________________________________________________________________________________________
                     |             |                                    --------------------------
      --------------------------   |   --------------------------      | GARTMORE INVESTMENT LTD. |
     |    GARTMORE INVESTMENT   |  |  |    GARTMORE FUND         |     |          (GIL)           |
     |       SERVICES LTD.      |  |  |    MANAGERS LTD.         | |__ |                          |
  ___|          (GISL)          |  |__|       (GFM)              | |   |                          |
  |  |                          |  |  |                          | |   | GIM - 99.9%              |
  |  | GIM - 80%                |  |  | GIM - 99.99%             | |   | GNL - 0.1%               |
  |  | GNL - 20%                |  |  | GNL - .01%               | |    --------------------------
  |   --------------------------   |   --------------------------  |                |
  |                                |                |              |    --------------------------
  |   --------------------------   |   --------------------------  |   |      GARTMORE JAPAN      |
  |  |                          |  |  |                          | |   |         LIMITED          |
  |  |    GARTMORE INVESTMENT   |  |  |     FENPLACE LIMITED     | |   |                          |
  |  |       SERVICES GMBH      |  |  |                          | |   |                          |
  |__|                          |  |  |                          | |   |                          |
  |  |                          |  |  |                          | |   | GIL - 100%               |
  |  |                          |  |  | GFM - 100%               | |   |                          |
  |  | GISL - 100%              |  |  |                          | |    --------------------------
  |   --------------------------   |   --------------------------  |
  |                                |                               |    --------------------------
  |   --------------------------   |   --------------------------  |   |    GARTMORE 1990 LTD.    |
  |  |  GARTMORE FUND MANAGERS  |  |  | GARTMORE SECURITIES LTD. | |   |                          |
  |  |  INTERNATIONAL LIMITED   |  |  |          (GSL)           | |___|                          |
  |__|         (GFMI)           |  |__|                          | |   |                          |
     |                          |     |                          | |   | GIM - 50%                |
     | GISL - 99.99%            |     | GIM - 99.99%             | |   | GSL - 50%                |
     | GSL - .01%               |     | GNL - .01%               | |    --------------------------
      --------------------------       --------------------------  |
                     |                                             |    --------------------------
      --------------------------                                   |   |   GARTMORE INDOSUEZ UK   |
     |   GARTMORE SECRETARIES   |                                  |   | RECOVERY FUND (G.P.) LTD.|
     |      (JERSEY) LTD.       |                                  |___|                          |
     |                          |                                  |   |                          |
     | GFMI - 94%               |                                  |   | GIM - 50%                |
     | GSL - 3%                 |                                  |   | GNL - 50%                |
     | GIM - 3%                 |                                  |    --------------------------
      --------------------------                                   |
                                                                   |    --------------------------
                                                                   |   |GARTMORE 1990 TRUSTEE LTD.|
                                                                   |   |    (GENERAL PARTNER)     |
                                                                   |___|                          |
                                                                       |                          |
                                                                       | GIM - 50%                |
                                                                       | GSL - 50%                |
                                                                        --------------------------

          -------------------------------------
          |        NATIONWIDE MUTUAL          |
          |      FIRE INSURANCE COMPANY       |
__________|             (FIRE)                |
          |          (See Page 1)             |
          -------------------------------------









___________________________________________________________________
                                                                  |
 _________________________________________________                |
|                                                |                |
|   --------------------------       --------------------------   |   --------------------------
|  |  DAMIAN SECURITIES LTD.  |     |    GARTMORE CAPITAL      |  |  |    GARTMORE GLOBAL       |
|  |                          |     |     MANAGEMENT LTD.      |  |  |  INVESTMENT, INC. (GGI)  |
|__|                          |     |          (GCM)           |  |__|                          |
|  |                          |     |                          |  |  |        See Page 7        |
|  | GIM - 50%                |     | GIM - 99.99%             |  |  |                          |
|  | GSL - 50%                |     | GSL - 0.1%               |  |  |                          |
|   --------------------------       --------------------------   |   --------------------------
|                                                |                |   --------------------------
|   --------------------------       --------------------------   |  |     GARTMORE GLOBAL      |
|  |  GARTMORE NOMINEES LTD.  |     |    GARTMORE U.S. LTD.    |  |  |      VENTURES, INC.      |
|  |          (GNL)           |     |         (GUS)            |  |__|                          |
|__|                          |     |                          |     |                          |
|  |                          |     |                          |     |                          |
|  |                          |     |                          |     |                          |
|  | GIM - 99.99%             |     |                          |     | GGAMT - 100%             |
|  | GSL - .01%               |     | GCM - 100%               |      --------------------------
|   --------------------------       --------------------------
|                                                |
|   --------------------------       --------------------------
|  |     GARTMORE PENSION     |     | GARTMORE GLOBAL PARTNERS |
|  |       TRUSTEES, LTD.     |     |    (GENERAL PARTNER)     |
|__|                          |     |                          |
|  |                          |     |                          |
|  | GIM - 99%                |     | GUS - 50%                |
|  | GSL - 1%                 |     | GSL - 50%                |
|   --------------------------       --------------------------
|
|   --------------------------
|  |    GIL NOMINEES LTD.     |
|  |                          |
|__|                          |
   |                          |
   | GIM - 50%                |
   | GSL - 50%                |
    --------------------------



                                       Subsidiary Companies      -- Solid Line
                                       Contractual Association   -- Double Line
                                       Limited Liability Company -- Dotted Line

                                       March 31, 2003

                                                                     (left side)

                                                 NATIONWIDE(R)

 -------------------
|  FARMLAND MUTUAL  |
| INSURANCE COMPANY |        --------------------
|                   |       | NATIONWIDE MUTUAL |_____________________________
|Guaranty Fund      |_______| INSURANCE COMPANY |_____________________________
|Certificate        |_______|                   |      |
|                   |       |     (CASUALTY)    |      |
|   Casualty        |       |    (See Page 1)   |      |
|  (See Page 1)     |       ---------------------      |
---------------------                                  |
                                                       |
                                   ------------------------------------------
                                   |     NATIONWIDE CORPORATION (NW CORP)   |
                                   |       Common Stock:      Control:      |
                                   |       13,642,432         100%          |
                                   |           Shares                       |
                                   |Casualty  12,992,922                    |
                                   |Fire         649,510                    |
                                   ------------------------------------------
                                                       |
                                                       |
                                      ------------------------------------
                                      |         GARTMORE GLOBAL          |
                                      |         ASSET MANAGEMENT         |
                                      |           TRUST (GGAMT)          |
                                      |                                  |
                                      |NW Corp.- 100%                    |
                                      ------------------------------------
                                                       |
                                                       |
                                      -------------------------------------
                                      |         GARTMORE GLOBAL           |
                                      |      INVESTMENTS, INC. (GGI)      |
                                      |                                   |
                                  ____| Common Stock: 958,750 Shares      |
                                  |   | GGAMT-94%                         |
                                  |   | Preferred Stock: 500,000 Shares   |
                                  |   | GGAMT-100%                        |
                                  |   -------------------------------------
                                  |                    |
                                  |                    |
                                  |   -------------------------------------
                                  |   |       GARTMORE S.A. CAPITAL       |
                                  |   |            TRUST (GSA)            |
                                  |   |                                   |____
                                  |   |                                   |
                                  |   |      DELAWARE BUSINESS TRUST      |
                                  |   -------------------------------------
                                  |                    |
                                  |                    |
                                  |   --------------------------------------
                                  |   |         GARTMORE EMERGING          |
                                  |   |           MANAGERS, LLC            |
                                  |   |               (GEM)                |___
                                  |   |                                    |   |
                                  |   |                                    |   |
                                  |   | GSA-100%                           |   |
                                  |   --------------------------------------   |
                                  |                    |                       |
                                  |                    |                       |
                                  |   ---------------------------------------  |
                                  |   |            NORTHPOINTE              |  |
                                  |   |            CAPITAL LLC              |--|
                                  |   |                                     |  |
                                  |   | GEM-65%                             |  |
                                  |   ---------------------------------------  |
                                  |                    |                       |
                                  |                    |                       |
                                  |   ---------------------------------------  |
                                  |   |            CODA CAPITAL             |  |
                                  |   |           MANAGEMENT LLC            |  |
                                  |   |                                     |---
                                  |   | GEM-79%                             |
                                  |   ---------------------------------------
                                  |                    |
                                  |                    |
                                  |   ---------------------------------------
                                  |   |        GARTMORE MUTUAL FUND         |
                                  |   |           CAPITAL TRUST             |
                                  |__ |                                     |
                                      |       DELAWARE BUSINESS TRUST       |
                                      ---------------------------------------
                                                       | |
                                                       | |
                                      ---------------------------------------
                                      |        MARKET STREET FUND           |
                                      |                                     |
                                      |                                     |
                                      |       DELAWARE BUSINESS TRUST       |
                                      ---------------------------------------

                                                                    (right side)
          -------------------------------------
          |        NATIONWIDE MUTUAL          |
__________|      FIRE INSURANCE COMPANY       |
__________|             (FIRE)                |
          |          (See Page 1)             |
          -------------------------------------















          -------------------------------------
          |       GARTMORE GLOBAL ASSET       |
          |          MANAGEMENT, INC.         |
__________|              (GGAMI)              |______
          |                                   |      |
          | GSA-100%                          |      |
          -------------------------------------      |
                                                     |
          -------------------------------------      |
          |             GARTMORE              |      |
          |      INVESTORS SERVICES, INC.     |      |
          |                                   |      |
          | Common Stock: 5 Shares            |      |
          | ------------                      |______|
          |                                   |      |
          |                                   |      |
          | GGAMI-100%                        |      |
          -------------------------------------      |
                                                     |
          -------------------------------------      |      -------------------------------------
          |      NATIONWIDE GLOBAL FUNDS      |      |      |            GARTMORE MORLEY        |
          |                                   |      |      |       FINANCIAL SERVICES, INC.    |
          |                                   |______|      |               (MORLEY)            |
          |                                   |_____________|                                   |___
          |       LUXEMBOURG SICAV            |      |      | Common Stock: 82,343 Shares       |   |
          |                                   |      |      | ------------                      |   |
          |                                   |      |      | GGAMI-100%                        |   |
          -------------------------------------      |      -------------------------------------   |
                                                     |                                              |
          -------------------------------------      |      -------------------------------------   |
          |       GARTMORE DISTRIBUTION       |      |      |        GARTMORE MORLEY CAPITAL    |   |
          |          SERVICES, INC.           |      |      |         MANAGEMENT, INC           |   |
          |                                   |      |      |                                   |   |
          |                                   |      |      |                                   |   |
          | Common Stock: 10,000 Shares       |______|      | Common Stock:  500 Shares         |___|
          | ------------                      |      |      | ------------                      |   |
          |                                   |      |      |                                   |   |
          | GGAMI-100%                        |      |      | Morley-100%                       |   |
          -------------------------------------      |      -------------------------------------   |
                                                     |                                              |
          -------------------------------------      |      -------------------------------------   |
          | CORVIANT CORPORATION              |      |      |               GARTMORE            |   |
          | (CC)                              |      |      |             TRUST COMPANY         |   |
          |                                   |      |      |                                   |   |
          | Common Stock:       450,000 Shares|      |      | Common Stock: 2,000 Shares        |   |
          | ------------                      |      |      | ------------                      |   |
          | Series A Preferred: 250,000 Shares|______|      |                                   |___|
          |                                   |      |      |                                   |   |
          |                                   |      |      |                                   |   |
          | GGAMI-100%                        |      |      | Morley-100%                       |   |
          -------------------------------------      |      -------------------------------------   |
                           |                         |                                              |
                           |                         |                                              |
          -------------------------------------      |      -------------------------------------   |
          | VILLANOVA SECURITIES, LLC         |      |      |           GARTMORE MORLEY &       |   |
          |                                   |      |      |            ASSOCIATES, INC.       |   |
          |                                   |      |      |                                   |   |
          |                                   |      |      | Common Stock: 3,500 Shares        |   |
          |                                   |      |      | ------------                      |___|
          |                                   |      |      |                                   |
          | CC-100%                           |      |      | Morley-100%                       |
          -------------------------------------      |      -------------------------------------
                                                     |
          -------------------------------------      |      -------------------------------------
          |                                   |      |      |                                   |
          | GGI MGT LLC                       |      |      |           NEWHOUSE SPECIAL        |
          | (GGIMGT)                          |      |      |       SITUATIONS FUND I, LLC      |
          |                                   |      |      |                                   |
          |                                   |------------ | Common Stock: 10,000 Shares       |
          |                                   |             | ------------                      |
          |                                   |             | GGIMGT-10%                        |
          |                                   |             | Class A Preferred: 10,000 Shares  |
          | GGAMI-100%                        |             | GGAMI-75%                         |
          -------------------------------------             -------------------------------------


                                                                                            Subsidiary Companies      - Solid Line
                                                                                            Contractual Association   - Double Line
                                                                                            Limited Liability Company - Dotted Line

                                                                                            March 31, 2003

Item 27.      NUMBER OF CONTRACT OWNERS


              Not Applicable.


Item 28.      INDEMNIFICATION

              Provision is made in the Company's Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.      PRINCIPAL UNDERWRITER

          (a) Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for Multi-Flex Variable Account, Nationwide Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-4, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-7, Nationwide Variable Account-8, Nationwide Variable Account-9, Nationwide Variable Account-10, Nationwide Variable Account-11, Nationwide Variable Account-13, Nationwide Variable Account - 14, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-C, Nationwide VL Separate Account-D, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, and Nationwide VLI Separate Account-5, all of which are separate investment accounts of Nationwide or its affiliates.

         (b) NATIONWIDE INVESTMENT SERVICES CORPORATION DIRECTORS AND OFFICERS

             Joseph J. Gasper, Director and Chairman of the Board
             Richard A. Karas, Director and Vice Chairman
             Duane C. Meek, President
             William G. Goslee, Senior Vice President
             Mark R. Thresher, Director, Senior Vice President and Treasurer Kevin S. Crossett, Vice President
             Trey Rouse, Vice President
             Peter R. Salvator, Vice President
             Barbara J. Shane, Vice President-Compliance Officer
             Karen R. Tackett, Vice President
             Alan A. Todryk, Vice President-Taxation
             Carol L. Dove, Associate Vice President-Treasury Services and
                Assistant Treasurer
             Glenn W. Soden, Associate Vice President and Secretary
             Thomas E. Barnes, Associate Vice President and Assistant Secretary John F. Delaloye, Assistant Secretary
             Dina A. Tantra, Assistant Secretary
             Mark D. Maxwell, Assistant Secretary
             E. Gary Berndt, Assistant Treasurer
             Terry C. Smetzer, Assistant Treasurer

             The business address of the Directors and Officers of Nationwide Investment Services Corporation is:

             One Nationwide Plaza
             Columbus, Ohio 43215

          (c)

------------------------------ ------------------------ ----------------------- ------------------ -------------------
NAME OF PRINCIPAL UNDERWRITER  NET UNDERWRITING         COMPENSATION ON         BROKERAGE          COMPENSATION
                               DISCOUNTS AND            REDEMPTION OR           COMMISSIONS
                               COMMISSIONS              ANNUITIZATION
------------------------------ ------------------------ ----------------------- ------------------ -------------------
------------------------------ ------------------------ ----------------------- ------------------ -------------------
Nationwide Investment          N/A                      N/A                     N/A                N/A
Services Corporation
------------------------------ ------------------------ ----------------------- ------------------ -------------------

Item 30.      LOCATION OF ACCOUNTS AND RECORDS

              John Davis
              Nationwide Life Insurance Company
              One Nationwide Plaza
              Columbus, OH  43215

Item 31.      MANAGEMENT SERVICES
              Not Applicable

Item 32.      UNDERTAKINGS

              The Registrant hereby undertakes to:

              (a) file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;
              (b)   include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an
                    applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and
              (c) deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

              The Registrant represents that any of the Contracts which are issued pursuant to Section 403(b) of the Code is issued by the Company through the Registrant in reliance upon, and in compliance with, a no-action letter issued by the Staff of the Securities and Exchange Commission to the American Council of Life Insurance (publicly available November 28, 1988) permitting withdrawal restrictions to the extent necessary to comply with Section 403(b)(11) of the Code.

              Nationwide represents that the fees and charges deducted under the Contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide.

                          Independent Auditors' Consent


The Board of Directors of Nationwide Life Insurance Company:

We consent to the use of our report for Nationwide Life Insurance Company and subsidiaries dated January 30, 2003, included herein, and to the reference to our firm under the heading "Services" in the Statement of Additional Information (File No. 333-104339). Our report for Nationwide Life Insurance Company and subsidiaries refers to a change to the method of accounting for derivative instruments and hedging activities, and for purchased or retained interests in securitized financial assets.



KPMG LLP

Columbus, Ohio
June 25, 2003

                                   SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VARIABLE ACCOUNT-14, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 25th day of June, 2003.

                       NATIONWIDE VARIABLE ACCOUNT-14
-------------------------------------------------------------------------------
                                        (Registrant)

                      NATIONWIDE LIFE INSURANCE COMPANY
-------------------------------------------------------------------------------
                                        (Depositor)


                          By/s/STEVEN SAVINI, ESQ.
-------------------------------------------------------------------------------
                             Steven Savini, Esq.


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 25th day of June, 2003.






W. G. JURGENSEN                              Director and Chief Executive Officer
----------------------------------------
W. G. Jurgensen

JOSEPH J. GASPER                                 Director and President and
----------------------------------------
Joseph J. Gasper                                  Chief Operating Officer

JOSEPH A. ALUTTO                                          Director
----------------------------------------
Joseph A. Alutto

JAMES G. BROCKSMITH, JR.                                  Director
----------------------------------------
James G. Brocksmith, Jr.

HENRY S. HOLLOWAY                                         Director
----------------------------------------
Henry S. Holloway

LYDIA M. MARSHALL                                         Director
----------------------------------------
Lydia M. Marshall

DONALD L. MCWHORTER                                       Director
----------------------------------------
Donald L. McWhorter

DAVID O. MILLER                                           Director
----------------------------------------
David O. Miller

JAMES F. PATTERSON                                        Director
----------------------------------------
James F. Patterson

GERALD D. PROTHRO                                         Director
----------------------------------------
Gerald D. Prothro

ARDEN L. SHISLER                                          Director
----------------------------------------
Arden L. Shisler

ALEX SHUMATE                                              Director
----------------------------------------
Alex Shumate

                                                                                                  By /s/ STEVEN SAVINI
                                                                                     -----------------------------------------------
                                                                                                      Steven Savini
                                                                                                    Attorney-in-Fact
